SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

OCTOBER 26, 2005

AngloGold Ashanti Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
 South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❏

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❏   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❏   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❏   **No**: ☒

Enclosures: AngloGold Ashanti report for the quarter and nine months ended September 30, 2005 prepared in accordance with IFRS

Report

for the quarter and nine months ended 30 September 2005

Group results ...

❖ Gold production down 2% to 1.534Moz, due to anticipated decline in grades at Sunrise Dam and Geita, and a reduction in heap leach ounces at Siguiri.

❖ Strong recovery in the South Africa region following the four-day strike, which saw local production up 2% to 677,000oz and total cash costs 2% lower at R59,053/kg.

❖ Group total cash costs increase 2% to $284/oz.

❖ Adjusted headline earnings decline to $1m, due in part to a negative $21m fair value (non-cash) movement on the convertible bond.

		Quarter ended Sept 2005	ended Jun 2005	Nine months ended Sept 2005	ended Sept 2004 Restated	Quarter ended Sept 2005	ended Jun 2005	Nine months ended Sept 2005	ended Sept 2004 Restated
		SA rand / Metric				US dollar / Imperial			
Operating review									
Gold									
Produced	- kg / oz (000)	47,723	48,792	145,323	129,951	1,534	1,569	4,672	4,178
Price received[1]	- R/kg / $/oz	90,440	87,314	86,613	82,775	433	422	427	393
Total cash costs	- R/kg / $/oz	59,453	57,351	57,177	54,663	284	278	282	260
Total production costs	- R/kg / $/oz	78,082	74,728	74,456	68,338	373	363	367	325
Financial review									
Gross profit	- R / $ million	243	931	1,429	1,582	29	154	240	239
Gross profit adjusted for the effect of unrealised non-hedge derivatives[2]	- R / $ million	678	765	2,119	2,234	105	117	334	339
(Loss) profit attributable to equity shareholders	- R / $ million	(415)	566	201	493	(73)	96	45	74
Headline (loss) earnings	- R / $ million	(384)	665	383	658	(68)	112	75	99
Headline earnings adjusted for the effect of unrealised non-hedge derivatives[3]	- R / $ million	9	604	1,078	1,072	1	92	170	162
Capital expenditure	- R / $ million	1,385	1,068	3,317	2,583	215	167	525	393
(Loss) earnings per ordinary share	- cents/share								
Basic		(157)	214	76	200	(28)	36	17	30
Diluted		(156)	214	76	199	(28)	36	17	30
Headline		(145)	251	145	266	(26)	42	28	40
Headline earnings adjusted for the effect of unrealised non-hedge derivatives[3]	- cents/share	3	228	407	434	–	35	64	66
Dividends	- cents/share			170	170			26	26

Notes: 1.   *Price received includes realised non-hedge derivatives.*
             2.   *Refer to note 7 of Notes for the definition.*
             3.   *Refer to note 6 of Notes for the definition.*

$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Quarter 3 2005


Alaska
USA
Cripple Creek & Victor
Colombia
Peru
Brazil
Serra Grande
AngloGold Ashanti Mineração
Argentina
Cerro Vanguardia
Yatela
Sadiola
Siguiri
Guinea
Morila
Bibiani
Iduapriem & Teberebie South
Obuasi
Mali
Ghana
Navachab
Namibia
Republic of South Africa
South African operations
DRC
Geita
Tanzania
Russia
Mongolia
China
Laos
Philippines
Australia
Boddington
Sunrise Dam
Operations with brownfields exploration
Greenfields exploration areas
Exploration alliance areas
New frontier areas

Operations **at a glance**

for the quarter ended 30 September 2005

	Price received[1]		Production		Total cash costs		Cash gross profit[2]		Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives[3]	
	$/oz	% Variance[4]	oz (000)	% Variance[4]	$/oz	% Variance[4]	$m	% Variance[4]	$m	% Variance[4]
Great Noligwa	452	4	170	(2)	269	–	27	8	21	–
TauTona	449	2	124	3	259	7	21	(9)	12	33
Mponeng	453	2	127	(1)	272	(2)	19	(10)	9	(18)
Kopanang	450	3	126	7	254	(10)	19	12	14	8
Morila[5]	443	3	69	3	194	12	17	6	7	(36)
Cripple Creek & Victor	383	7	92	30	231	2	15	25	4	100
AngloGold Ashanti Mineração	422	1	65	7	173	7	15	–	12	9
Sunrise Dam	447	(7)	101	(23)	323	31	12	(60)	5	(76)
Cerro Vanguardia[5]	400	5	52	2	202	18	12	–	5	(29)
Geita	407	16	137	(17)	353	7	9	200	(1)	89
Sadiola[5]	439	3	44	2	240	(6)	9	29	7	75
Siguiri[5]	415	(3)	61	(24)	310	46	7	(50)	1	(89)
Serra Grande[5]	417	–	24	–	159	4	5	(29)	4	(33)
Navachab	440	3	21	17	268	(26)	5	–	4	500
Obuasi	412	(3)	98	(4)	341	5	4	(20)	(5)	–
Yatela[5]	438	2	21	(9)	285	(5)	3	–	2	100
Tau Lekoa	450	3	71	4	374	(7)	3	–	(2)	–
Savuka	450	2	36	9	379	(18)	1	200	–	100
Iduapriem[5]	411	(3)	44	10	369	9	1	(75)	(2)	(200)
Bibiani	430	1	28	(7)	308	4	–	(100)	(4)	(300)
Other			24	14	–	–	17	13	11	(10)
AngloGold Ashanti	433	3	1,534	(2)	284	2	221	(6)	105	(10)

[1]   *Price received includes realised non-hedge derivatives.*
[2]   *Gross profit adjusted for the effect of unrealised non-hedge derivatives plus amortisation of tangible and intangible assets, less non-cash revenues.*
[3]   *Refer to note 7 of Notes for the definition.*
[4]   *Variance September 2005 quarter on June 2005 quarter – increase (decrease).*
[5]   *Attributable.*
Rounding of figures may result in computational discrepancies.

Financial and **operating review**

OVERVIEW OF THE QUARTER

AngloGold Ashanti recorded adjusted headline earnings of $1m for the third quarter compared with adjusted headline earnings of $92m in the previous quarter. At a financial level, the decline was due to the non-recurrence of the $47m tax credit recorded in the previous quarter, together with a negative $34m fair value (non-cash) movement on the convertible bond, which arose on account of the share price appreciation and associated increased volatility during the quarter. At an operating level, the adjusted headline earnings reduction was primarily due to the anticipated decline in grades at Sunrise Dam and Geita as well as a reduction in the heap leach ounces at Siguiri.

The loss attributable to equity shareholders amounted to $73m as compared to a profit of $96m in the prior quarter. This is primarily as a result of the same factors that drove the decrease in adjusted headline earnings referred to above and an unrealised non-hedge derivative loss relating to the negative marked-to-market movement of the hedge book following the rally in the gold price, as compared to the gain recorded in the previous quarter.

Production declined 2% quarter-on-quarter to 1.534Moz. As previously noted, the production decline at Sunrise Dam was due to decreasing grades, as mining moves to the lower-grade northern regions of the pit and the high-grade stockpiles are depleted. In East Africa, production at Geita was down 28,000oz as a result of declining grades in the current cut-back and delayed access to the higher-grade ore of the next mining phase in the Nyankanga pit, which is scheduled for early third quarter 2006. In West Africa, production at Siguiri was down 19,000oz following the exceptionally high production level of last quarter and the impact of pipeline failures at the CIP plant. Obuasi's production of 98,000oz was 4% lower than that of the previous quarter, reflecting the continued adverse impact of limited mining flexibility and developed reserves.

Set against these negative production impacts, this quarter saw an improved performance from the South Africa region. Gold production was up 2% to 677,000oz, with total cash costs 2% lower at R59,053/kg. In the context of the four-day strike action during the quarter, this represents a commendable performance.

In respect of the international operations, CC&V's production improved 30% to 92,000oz due to more favourable leach cycle timing and the recovery of ounces placed earlier in the year. Production and cost performance of the South American assets remained fairly constant quarter-on-quarter.

In respect of the company's ongoing cost management strategy, savings arising from improved efficiencies were negated by the inflationary increases that were primarily evident at the South African operations in respect of the wage increases reflected in the current quarter, together with the continuing negative cost impacts of higher oil and mining consumables prices. These factors, together with the drop in production by 2%, increased total cash costs by 2% to $284/oz.

In the context of these ongoing cost pressures and in order to further maximise synergies between the African operations, the company has begun a process of further rationalising management structures on the continent. Going forward, the eight open-pit mines will report to Fritz Neethling, while the eight underground mines will report to Robbie Lazare. This will ensure that technical skills are appropriately matched to orebody type. Daniel Owiredu will manage the political, social and logistical issues of the African countries in which the company operates. The current management structures in Africa are therefore being rationalised, from three to two, supported by a small technical team, all under the leadership of Neville Nicolau.

Capital expenditure for the quarter amounted to $215m, which includes stay-in-business capex of $149m.

Looking ahead, production for the fourth quarter is estimated to be 1.504Moz at a total cash cost of $282/oz, assuming the following exchange rates to the US dollar: R6.60; A$0.75; BRL2.25 and Argentinean peso 2.97. Capital expenditure is estimated at $206m and will be managed in line with profitability and cash flow.

OPERATING RESULTS FOR THE QUARTER

SOUTH AFRICA

At **Great Noligwa**, volume mined fell 7% after rock engineering and geological constraints forced crew moves to a lower-grade area of the mine, interrupting production. Face values also decreased by 8%, although a concerted effort to reduce underground lock-up resulted in a 3% increase in tonnes milled. Gold production consequently fell only 2% to 5,275kg (170,000oz) and total cash costs increased marginally to R56,203/kg ($269/oz). Gross profit adjusted for the effect of unrealised non-hedge derivatives increased by 3% to R137m ($21m), with an increased price received compensating for the lower gold production.

Going forward, Great Noligwa's grade profile should average approximately 9.0g/t for the next three years, before continuing to decline to an estimated 8.0g/t over the remaining life of the operation.

The Lost-Time Injury Frequency Rate (LTIFR) was 14.12 lost-time injuries per million hours worked (15.66 for the previous quarter).

At **Kopanang**, volume mined and tonnes treated declined by 4% and 5% respectively this quarter, although yield improved to 7.9g/t mainly due to the release in gold lock-up tonnes from the previous quarter, as well as benefits associated with the introduction of improved blasting techniques. Gold production consequently improved 7% to 3,933kg (126,000oz). Total cash costs, despite being negatively impacted by higher seasonal power tariffs and mid-year wage increases, nevertheless improved 9% to R53,142/kg ($254/oz) as a result of implemented cost savings initiatives and the improved gold production. Gross profit adjusted for the effect of unrealised non-hedge derivatives improved by 12% to R93m ($14m).

The LTIFR was 9.52 (12.89).

Tau Lekoa's volume mined increased 3%, favourably impacting gold production, which also improved by 3% to 2,195kg (71,000oz). Yield increased slightly to 4.2g/t.

The implementation of cost savings initiatives, together with the increased gold production, resulted in a 5% reduction in total cash costs to R78,182/kg ($374/oz). Gross loss adjusted for the effect of unrealised non-hedge derivatives increased marginally to R12m ($2m).

The LTIFR was 12.12 (12.79). Regrettably, one employee lost his life in a horizontal transport accident.

Moab Khotsong's slightly improved gold production of 231kg (8,000oz) is not included in the South Africa region's production, as the revenue continues to be capitalised against pre-production costs. Commercial production is scheduled for 2006.

The LTIFR was 14.69 (17.45).

At **Mponeng**, despite a 5% reduction in face values, gold production at 3,946kg (127,000oz), was on par with that of the last quarter due to increased volume mined and tonnage treated. Yield fell in line with the lower face values to 9.0g/t. Total cash costs, at R57,014/kg ($272/oz), were held to the previous quarter's level, as the benefit of cost savings initiatives offset the effect of wage increases and other inflationary factors. Gross profit adjusted for the effect of unrealised non-hedge derivatives fell 19% to R59m ($9m) due to higher rehabilitation charges.

The LTIFR was 8.94 (9.90).

Gold production at **Savuka** rose 8% to 1,121kg (36,000oz), reflecting the implementation of a rationalised mining plan wherein mining of low-grade panels and non-critical development has been stopped. Yield improved 35% to 8.0g/t, primarily due a 22% increase in face values, while the production improvement, together with the implementation of cost savings initiatives, resulted in a 16% decrease in total cash costs to R79,484/kg ($379/oz). Gross loss adjusted for the effect of unrealised non-hedge derivatives declined to R2m ($0.3m). In spite of this quarter's strong operational performance, Savuka is entering into orderly closure mode with likely closure in March 2006.

The LTIFR was 9.55 (16.75).

At **TauTona**, volume mined declined 9% quarter-on-quarter due to lower face length availability in several key areas. However, tonnes milled fell by only 2% and, combined with a 5% increase in face values, resulted in a 3% production improvement to 3,843kg (124,000oz). In addition to wage increases and higher seasonal power tariffs, the benefits of the second quarter's non-recurring cost interventions were not again realised and total cash costs therefore increased 9% quarter-on-quarter to R54,202/kg ($259/oz). Gross profit adjusted for the effect of unrealised non-hedge derivatives improved 37% to R81m ($12m) due to lower amortisation charges and an improved price received.

The LTIFR was 12.60 (9.35). Three employees regrettably lost their lives during a single seismic event in July.

ARGENTINA

At **Cerro Vanguardia** (92.5% attributable), gold production improved 2% to 52,000oz primarily as a consequence of increased ore treated. However, total cash costs rose 18% to $202/oz, owing to lower feed grade for both gold and silver, which negatively affected the by-product credit for the latter. Gross profit adjusted for the effect of unrealised non-hedge derivatives declined by 29% to $5m, mainly as a result of increased cost of sales.

The LTIFR was 2.25 (3.74).

AUSTRALIA

As anticipated and reported last quarter, production at **Sunrise Dam** decreased 23% to 101,000oz. With volume treated maintained at a similar level to that of the previous quarter, the decrease was largely due to a decline in recovered grade to 3.2g/t. This decline, together with increased fuel prices, drove total cash costs up 33% to A$425/oz ($323/oz). Gross profit adjusted for the effect of unrealised non-hedge derivatives decreased 78% to A$6m ($5m), again as a result of significantly lower grades.

Mining at Sunrise Dam moved this quarter from the high-grade southern section of the pit to the lower-grade northern section, where it will remain for the next 18 months. The underground project, where development inclines and trial mining are accessing higher-grade ore, is however supplementing commercial production. This quarter, 997 metres of underground capital development and 675 metres of operational development were completed.

The LTIFR was 2.33 (4.89).

BRAZIL

At **AngloGold Ashanti Mineração**, gold production increased 7% to 65,000oz, primarily due to additional production from the clean-up of old Morro Velho facilities in the area, in addition to higher heap leach recovery at the Córrego do Sìtio mine.

Total cash costs, at $173/oz, were 7% higher this quarter as a consequence of the 6% appreciation of the Brazilian real and a lower sulphuric acid credit, although the improved gold production and a higher price received helped to offset these effects. Gross profit adjusted for the effect of unrealised non-hedge derivatives increased marginally to $12m.

The LTIFR was 3.69 (1.45).

At **Serra Grande** (50% attributable), gold production was maintained at last quarter's level of 24,000oz, although total cash costs rose 4% to $159/oz, mainly due to the appreciation of the Brazilian real. Gross profit adjusted for the effect of unrealised non-hedge derivatives declined by 33% to $4m.

The LTIFR was 0.00 (0.00).

GHANA

At **Bibiani**, gold production fell 7% to 28,000oz. As previously reported, production at the operation has recently focused on lower-grade satellite pits; however, on the basis of successful tailings treatment trials conducted this quarter, Bibiani will become a tailings-only operation from the fourth quarter of this year.

Total cash costs increased 4% to $308/oz, while gross loss adjusted for the effect of unrealised non-hedge derivatives increased from $1m in the second quarter to $4m in the third, due to both the lower yield and a reduction in stockpile inventory.

The LTIFR was 1.13 (0.00).

At **Iduapriem**, gold production increased 10% to 44,000oz, due primarily to a 10% improvement in tonnage treated after the crusher and conveyor problems of last quarter were resolved. Total cash costs nevertheless increased 9% to $369/oz as a consequence of ore dilution, which is currently being addressed through better blasting patterns.

The resolution of this problem, combined with the implementation of the initial recommendations from the mine-to-mill study noted last quarter will likely result in improved production during the fourth quarter. Due to a lower price received and increased total cash costs, gross loss adjusted for the effect of unrealised non-hedge derivatives was $2m versus a second quarter profit of $2m.

The LTIFR was 0.00 (1.15).

Obuasi this quarter experienced a 19% decline in grade and production consequently dropped 4% to 98,000oz, while total cash costs increased 5% to $341/oz. This is a consequence of a primary crusher failure early in the quarter, as well as delayed access to two high-grade areas, due to unstable ground conditions. In an effort to address the grade decline, measures have been put in place to reduce dilution and to more effectively identify and mine quality tons, which has resulted in improved underground grades from the beginning of the fourth quarter. Gross loss adjusted for the effect of unrealised non-hedge derivatives, at $5m, was in line with that of the previous quarter.

The improving trend in the mining mix and flexibility continued, with 17% and 35% increases in development and definition drilling, respectively. However, the 2005 forecast production for Obuasi is now estimated at 400,000oz, with a likely modest improvement in 2006 to approximately 415,000oz.

The LTIFR was 1.12 (3.56). Regrettably, two employees lost their lives this quarter, one due to a fall of ground and the other in a machinery accident.

REPUBLIC OF GUINEA

The exceptionally high second quarter production at **Siguiri** (85% attributable), which was mostly due to the processing of the final heap leach ounces, combined with the commissioning of the new CIP plant, was not repeated. A series of pipeline failures also prevented the new CIP plant from operating at full capacity, and these factors together resulted in a 24% production decline to 61,000oz. Following the initial resolution of plant problems last quarter, a plan is now underway to replace the plant pipeline during the next two quarters, in order to ensure optimal performance.

Total cash costs consequently increased 46% to $310/oz and gross profit adjusted for the effect of unrealised non-hedge derivatives declined significantly to $1m, as a result of both the lower recovered grade and the lower tonnage treated due to the pipeline failure.

The LTIFR was 1.47 (0.64).

MALI

At **Morila** (40% attributable), production increased 3% to 69,000oz, after a reduction in recovered grade partially offset the benefit of a 6% increase in tonnage throughput. Total cash costs, at $194/oz, rose 12% quarter-on-quarter due to the lower grades, as well as to increased cost per ton mined and reduced mining activity, both related to a mining contractor employee strike, which has since been resolved. Gross profit adjusted for the effect of unrealised non-hedge derivatives declined by 36% to $7m as a consequence of increased amortisation charges this quarter.

The LTIFR was 2.87 (1.16).

At **Sadiola** (38% attributable), gold production increased 2% to 44,000oz. The previously reported mill problems were resolved this quarter, resulting in a 16% increase in tonnage throughput, although recovered grade declined 12%, as the mill primarily processed lower-grade oxides. Given the reduced processing costs associated with treating oxide material, total cash costs declined 6% to $240/oz. Gross profit adjusted for the effect of unrealised non-hedge derivatives increased 75% to $7m, as a consequence of a higher received gold price, increased gold production and improved cost performance.

The LTIFR was 2.77 (0.00).

At **Yatela** (40% attributable), production declined 9% to 21,000oz, although recovered grade improved 23%, partially offsetting the effect of a 10% decline in tonnage stacked related to the area's rainy season. Total cash costs improved 5% to $285/oz, mainly due to the improvement in recovered grade. Gross profit adjusted for the effect of unrealised non-hedge derivatives increased to $2m.

The LTIFR was 1.75 (0.00).

NAMIBIA

At **Navachab**, gold production increased 17% to 21,000oz due to a 16% improvement in tonnage throughput after the crusher failure reported last quarter was remedied. Total cash costs declined 26% to $268/oz largely as a result of the better production.

Gross profit adjusted for the effect of unrealised non-hedge derivatives rose significantly to $4m, compared with last quarter's loss of $1m, due to the higher production, an improvement in the received gold price and lower operating costs.

The LTIFR was 4.01 (8.49).

TANZANIA

Production at **Geita** declined 17% as anticipated to 137,000oz due to a 19% decrease in recovered grade. As previously reported, grades and production are both expected to continue to decline for the remainder of the year as the high-grade ore in the current cut-back will be exhausted before the high-grade ore of the next mining phase in the Nyankanga pit can begin to be accessed, likely in the third quarter of next year. Geita is expected to produce an estimated 600,000oz in 2006, increasing to approximately 750,000oz in 2007.

In spite of the 17% production decline, total cash costs increased by only 7% to $353/oz, reflecting the operation's successful transition to owner-mining, which was completed in early August. As a result of the transition, a $9m contract termination fee was incurred during the quarter and is reflected separately in the income statement as "contract termination expenditure".

Against a loss of $9m in the previous quarter, gross loss adjusted for the effect of unrealised non-hedge derivatives decreased to $1m, primarily as a result of the lower operating costs, as well as an improved received gold price.

The LTIFR was 0.82 (0.48).

USA

At **Cripple Creek & Victor** (67% ownership with 100% interest in production until initial loans are repaid), gold production increased 30% to 92,000oz, as the delayed heap leach recoveries of the second quarter were realised in the third quarter as expected.

In spite of the significant production improvement, however, total cash costs rose slightly to $231/oz as a result of higher fuel and component part prices. Gross profit adjusted for the effect of unrealised non-hedge derivatives improved to $4m due to both the production increase and a better realised price.

The LTIFR was 0.00 (0.00). In September, CC&V achieved 22 months without a lost-time accident.

Notes:
- All references to price received includes realised non-hedge derivatives.
- In the case of joint venture operations, all production and financial results are attributable to AngloGold Ashanti.
- Rounding of figures may result in computational discrepancies.

Exploration

Exploration expenditure amounted to $25m ($12m expensed, $13m capitalised) during the third quarter, compared to $19m ($12m expensed, $7m capitalised) in the previous quarter. Exploration expenditure at existing mines was $16m.

At Obuasi in **Ghana,** drilling commenced at the first two of six surface diamond holes of the Obuasi Ultra Deeps project.

At Sadiola in **Mali,** in-fill drilling at FN2, located north of the main pit, verified the continuity of mineralisation, while drilling at FE3S closed off the mineralisation associated with the NNE striking structures that splay off the main FE trend. Work on the Deep Sulphide pre-feasibility study continued and focused primarily on comminution and metallurgical test work.

At Siguiri in **Guinea,** resource delineation drilling at the Kintinian prospect, located 5km north of the plant, is in progress. Additional mineralisation has been identified in two zones immediately northwest of the nearby Kintinian village.

In **Tanzania** at Geita, resource in-fill drilling on the down-dip extensions at the Geita Hill North East Extension zone continues to expand the mineralised envelope down-dip and along strike. Definition and follow-up drilling is in progress to the south of the Nyankanga pit along the strike extension of previously delineated mineralisation.

In **Brazil**, drilling at Córrego do Sìtio continued to expand the mineral resource at the Carvoaria Velha, Laranjeiras, Mutuca and Cachorro Bravo orebodies. Underground development was reinitiated at Cachorro Bravo on the 200 ore horizon, 10 metres below the previous development. Thus far, 64 metres of development has yielded an average face grade of 12.8g/t over a mean horizontal width of 2.9 metres.

Greenfields exploration activities are underway in the DRC, Alaska, Australia, Colombia, Tanzania, China, Mongolia and Russia, with an expensed expenditure of $9m for the quarter, compared with $10m in the previous quarter.

At the Kimin project in the **DRC**, the drilling programme at Adidi/D7 Kanga is now 70% complete and continues to confirm historical tonnage and grade estimates. An airborne geophysical survey is planned for the fourth quarter over the 10km by 15km Mongbwalu Ridge area. Drilling at the Kimin project was interrupted for a three-week period from the beginning of October, as a result of instability in Mongbwalu after FARDC (Congolese Army) troops were deployed to the area. This deployment is now complete and exploration activities have resumed. The presence of FARDC troops is expected to further stabilise the Mongbwalu region.

In **Alaska,** drill results from the Lost Mine South project near Pogo indicate that the broad, near-surface, low-grade zone discovered earlier this year transitions into a high-grade vein system at depth. Significant intersections include 3.2m at 16.3g/t at a depth of 121.9m; 3.4m at 21.7g/t at a depth of 143m; and 1.5m at 49.3g/t at a depth of 171.8m. Drilling at the Terra project, situated approximately 200km west of Anchorage, has defined multiple narrow, high-grade veins in an overall system that appears to be over 8km in length. Further field work is planned.

Regional systematic exploration continued in six areas in **Colombia**. Further target definition and follow-up work is planned and a number of projects are now drill-ready.

In **Australia**, at the Tropicana JV, encouraging drill results have been obtained at the Tropicana, Rusty Nail and Kamikaze prospects. Mineralisation at Tropicana now extends over a strike length of approximately 800 metres, with widths of 20 to 40 metres and grades of 1.5 to 8g/t over mineable widths. A number of additional geochemical anomalies that require more follow-up have been identified within 30km of the Tropicana Prospect.

Review of the **gold market**

The third quarter of 2005 saw new levels of investor and speculator interest in gold and a strong break in gold price behaviour from its linkage over the past four years to the US dollar/euro exchange rate.

Although the average spot price of gold for the quarter of US$439/oz was only $12/oz or some 3% higher than the average price for the metal during the first half of the year, the average figure does not reflect the extent of activity in gold this quarter. The price saw a range of $57/oz during this quarter, the second highest quarterly price range in five years. Much of this activity came during the latter part of the quarter, and the spot price has strengthened by almost 15% since late July, to touch $480/oz in early October. This is the highest gold spot price seen in seventeen years, and the market now is looking to the figure of US$500/oz last seen in December 1987. *See Graph 1: US $ Gold Price 1979 – 2005.*

Although the tone of the rand against the US dollar was generally weaker, the average exchange rate of R6.48 to the dollar was little changed from the average of R6.40 for the previous quarter. This translated to an average local gold price of close to R92,000/kg for the quarter which was some 4% higher than the average local price in the second quarter of the year.

Gold

The divergence of the gold price from a strong inverse correlation to the movement in the US dollar exchange rate against the euro, continued much more strongly during the period under review. Whilst the US dollar has traded sideways for the last five months, the gold price has moved up strongly and steadily for much of the third quarter. *See Graph 2 : US$/Euro and US$ Gold Price Indexed, 2004 – 2005.*

Whilst for a time this looked like simply a re-rating or re-pricing of the gold market against a dollar/euro denominator, this interpretation becomes inadequate during September and October, when the gold price has moved $40/oz higher even whilst the dollar strengthened from $1.25 to $1.19 to the euro.

The result of this divergence has been a material increase in the gold price in non-US dollar terms for the first time in the current gold price cycle. After averaging some €325/oz for the past four years, the gold price reached €400/oz early in October. *See Graph 3: Euro Gold Price 2001 – 2005.*

A number of circumstances outside of the currency markets have encouraged an interest in gold. Probably the most direct influence on sentiment has come from the oil market, where supply dislocation caused by hurricane damage in the USA pushed the spot price of benchmark West Texas Intermediate up by $10/barrel to a record price of $70/barrel in early September. The possible impact of this oil price increase on inflation and on global economic growth became the subject of widespread comment. This, in turn, translated to buying interest in gold, and there was some correlation between gold buying and oil price increases during August and early September. Sentiment was further encouraged by positive news during the quarter about physical demand for gold in important markets during the first half of 2005. This renewed interest in gold became self-fulfilling, and rising gold prices justified further interest and speculative buying in the gold market. This continued interest has kept the gold price rising during the past four weeks, even as the oil price has fallen back close to its pre-hurricane Katrina levels.

The expectation of rising inflation rates is one commonly in use today to justify higher gold prices. However, there is little conclusive evidence of an increased inflation threat, notwithstanding base metal, commodity and energy price increases in recent years. Whilst headline inflation in the USA in September moved sharply upwards due to the impact of higher pump prices for gasoline during the period of hurricane-induced supply dislocation, core inflation in the US remains a little over 2% p.a. Most recent core inflation figures in Europe remain below 2% p.a. Nevertheless, the impact of higher oil prices has introduced a sense of uncertainty about the health of the global economy, and this uncertainty continues to encourage interest in gold amongst both investors and speculators.

In order to measure the extent of this investor interest in the metal, one needs to look both at the New York Comex open interest, and at the latest gold Exchange Traded Fund (ETF) holdings. The Comex continued to be the most direct predictor of gold price movement, and the spot price of metal tracked the rising buying interest on that exchange. The net open position recorded weekly on the Comex matched last year's record level in April 2004 at around 22Moz net long (685t net long) and most certainly exceeded that level intra-week in early October. However, to the net open Comex interest must be added aggregate investor holdings in gold ETFs, which amounted at the end of September to over 9Moz or 280t of gold. These ETF holdings have been accumulated mostly during the past nine months, and predominantly in the New York Stock Exchange streetTRACKS fund launched in late 2004. The combined Comex and ETF holdings thus exceed 31Moz, or almost 1,000t of gold in net investment and speculative positions in developed markets.

Looking to the future, there appears to be sufficient uncertainty in financial markets and in the global economy to sustain the current levels of interest in gold.

Physical Demand

Reports of physical demand for gold during the first half of 2005 have been very positive, with a powerful recovery in many markets from the slippage in offtake between 2000 and 2003. Jewellery demand was particularly buoyant in India and in the Middle East. In India, general economic growth has translated to better offtake on a wide front and it would appear that that market has adjusted to higher and more volatile gold prices. Improved offtake in the Middle East has come primarily on the back of increased oil revenues in that region. Both Turkey and China also show growth. As has been the case for some time, however, the volume of offtake of gold in jewellery in the developed markets of the USA, Europe and Japan remains disappointing.

Currencies

After gaining strongly against the euro during the second quarter of 2005, the US dollar traded during the third quarter in a range between $1.20 and $1.25 against the euro.

The sideways movement in the dollar/euro exchange rate seems to reflect an equilibrium in sentiment in foreign exchange markets in respect of the current state of the US and European economies. Whilst in the USA, the challenge presented by the federal budget deficit and the record levels of trade deficit remains unsolved, the US economy continues to grow more rapidly than any other part of the developed world, and the US trade deficits continue to be funded by capital inflows. Similarly, in Europe, the negative effects of political uncertainty induced by the inconclusive parliamentary election in Germany and by the rejection in France and Holland earlier this year of the proposed new constitution for the European Union, have been moderated by encouraging performance by the German economy.

Even though the recovery of the dollar earlier this year seemed to signal an end to the three years of correction in the US currency against the euro, most market commentators continue to expect renewed weakening by the US currency before the end of this year. Should this happen, this would most likely encourage further interest in gold.

In South Africa, interest rates have remained unchanged, and there has been little news to influence the value of the local currency one way or another. Nevertheless, the quarter has seen a slightly weaker rand against the US dollar, due to the stable to stronger state of the US currency.

Hedging

As at 30 September 2005, the net delta hedge position of AngloGold Ashanti was 10.68Moz or 332t, valued at the spot gold price at the end of the quarter of $465.60/oz. This net delta position reflects an increase of some 360,000oz or 11t in the net delta size of the AngloGold Ashanti hedge compared with the position at the end of the previous quarter. The net increase quarter-on-quarter is due entirely to a higher net volume of open options positions valued against a quarter-end spot price which was $30/oz higher than the spot price of $434.50/oz at which the hedge was measured at the end of June 2005.

The marked-to-market value of the hedge position as at 30 September 2005 was negative $1.349bn, compared with the value at 30 June of negative $1.032bn.

As noted above in respect of the net delta size of the hedge position, the increased negative value of the hedge was due to its valuation against the quarter-end spot price of $465.60/oz compared with its valuation at the end of June at a spot price $30/oz lower. The marked-to-market value of the hedge at 21 October 2005 at a spot price of $463/oz was negative $1.342bn.

The price received by the company for the quarter under review was $433/oz, compared with an average spot price for the period of $439/oz. The company continues to manage its hedge positions actively, and to reduce overall levels of pricing commitments in respect of future gold production by the company.

GRAPH 1 : US$ GOLD PRICE 1979 - 2005



GRAPH 2: US$ / EURO AND US$ GOLD PRICE INDEXED: 2004 TO 2005



| ——XAU/USD INDEX | —×—EUR/USD INDEX |

GRAPH 3 : EURO GOLD PRICE: 2001 - 2005



Hedge position

As at 30 September 2005, the group had outstanding the following forward-pricing commitments against future production. The total net delta tonnage of the hedge of the company on this date was 10.68Moz or 332t (at 30 June 2005: 10.32Moz or 321t).

The marked-to-market value of all hedge transactions making up the hedge positions was a negative $1.349bn (negative R8.59bn) as at 30 September 2005 (as at 30 June 2005: $1.032bn or R6.94bn). This value at 30 September 2005 was based on a gold price of $465.60/oz, exchange rates of R/$6.37 and A$/$0.7594 and the prevailing market interest rates and volatilities at that date.

As at 25 October 2005, the marked-to-market value of the hedge book was a negative $1.370bn (negative R9.085bn), based on a gold price of $465.40/oz and exchange rates of R/$6.63 and A$/$0.7494 and the prevailing market interest rates and volatilities at the time.

These marked-to-market valuations are not predictive of the future value of the hedge position, nor of future impact on the revenue of the company. The valuation represents the cost of buying all hedge contracts at the time of valuation, at market prices and rates available at the time.

	Year	2005	2006	2007	2008	2009	2010-2014	Total
DOLLAR GOLD								
Forward contracts	Amount (kg)	4,742	15,954	31,580	30,076	26,288	53,566	162,206
	US$/oz	$302	$317	$346	$365	$380	$402	$369
Put options purchased	Amount (kg)	1,893	8,592	1,455				11,940
	US$/oz	$318	$345	$292				$334
Put options sold	Amount (kg)	467	4,354		855	1,882	9,409	16,967
	US$/oz	$447	$339		$390	$400	$430	$402
Call options purchased	Amount (kg)	5,930	11,211	6,357				23,498
	US$/oz	$329	$333	$344				$335
Call options sold	Amount (kg)	8,526	31,224	28,934	28,890	27,585	82,919	208,078
	US$/oz	$352	$381	$378	$383	$410	$471	$419
RAND GOLD								
Forward contracts	Amount (kg)	2,805		2,449		933		6,187
	Rand per kg	R90,783		R97,520		R116,335		R97,303
Put options purchased	Amount (kg)		1,875					1,875
	Rand per kg		R93,602					R93,602
Put options sold	Amount (kg)	2,706	1,400					4,106
	Rand per kg	R90,805	R88,414					R89,990
Call options purchased	Amount (kg)							
	Rand per kg							
Call options sold	Amount (kg)	5,568	3,306	311		2,986	5,972	18,142
	Rand per kg	R93,739	R102,447	R108,123		R202,054	R223,756	R156,197
A DOLLAR GOLD								
Forward contracts	Amount (kg)	566	*1,555	6,843	2,177	3,390	3,110	14,531
	A$ per oz	A$705	A$556	A$651	A$669	A$663	A$686	A$676
Put options purchased	Amount (kg)							
	A$ per oz							
Put options sold	Amount (kg)							
	A$ per oz							
Call options purchased	Amount (kg)		3,110	3,732	3,110	1,244	3,110	14,308
	A$ per oz		A$673	A$668	A$660	A$694	A$712	A$683
Call options sold	Amount (kg)							
	A$ per oz							
** Total net gold:	Delta (kg)	14,019	31,731	58,685	55,888	53,092	118,768	332,183
	Delta (oz)	450,721	1,020,174	1,886,764	1,796,838	1,706,945	3,818,474	10,679,916

*   *Long position.*
**   *The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 30 September 2005.*
Rounding of figures may result in computational discrepancies.

	Year	2005	2006	2007	2008	2009	2010-2014	Total
DOLLAR SILVER								
Forward contracts	Amount (kg)							
	$ per oz							
Put options purchased	Amount (kg)	10,886	43,545	43,545	24,883			122,859
	$ per oz	$7.11	$7.11	$7.40	$7.40			$7.27
Put options sold	Amount (kg)	10,886	43,545	43,545	24,883			122,859
	$ per oz	$6.02	$6.02	$5.93	$5.75			$5.93
Call options purchased	Amount (kg)							
	$ per oz							
Call options sold	Amount (kg)	10,886	43,545	43,545	24,883			122,859
	$ per oz	$8.11	$8.11	$8.40	$8.00			$8.19

The following table indicates the group's currency hedge position at 30 September 2005

	Year	2005	2006	2007	2008	2009	2010-2014	Total
RAND DOLLAR (000)								
Forward contracts	Amount ($)	7,369						7,369
	US$/R	R6.45						R6.45
Put options purchased	Amount ($)	30,000						30,000
	US$/R	R7.00						R7.00
Put options sold	Amount ($)	30,000						30,000
	US$/R	R6.66						R6.66
Call options purchased	Amount ($)							
	US$/R							
Call options sold	Amount ($)	60,000						60,000
	US$/R	R6.97						R6.97
A DOLLAR (000)								
Forward contracts	Amount ($)	15,970	39,222					55,192
	A$/US$	A$0.61	A$0.75					A$0.70
Put options purchased	Amount ($)							
	A$/US$							
Put options sold	Amount ($)							
	A$/US$							
Call options purchased	Amount ($)							
	A$/US$							
Call options sold	Amount ($)	30,000	20,000					50,000
	A$/US$	A$0.75	A$0.74					A$0.75
BRAZILIAN REAL (000)								
Forward contracts	Amount ($)	6,000	24,000	4,000				34,000
	US$/BRL	BRL2.98	BRL3.18	BRL3.31				BRL3.16
Put options purchased	Amount ($)							
	US$/BRL							
Put options sold	Amount ($)							
	US$/BRL							
Call options purchased	Amount ($)							
	US$/BRL							
Call options sold	Amount ($)	5,000	20,000					25,000
	US$/BRL	BRL3.08	BRL3.29					BRL3.25

Rounding of figures may result in computational discrepancies.

Group **income statement**

SA Rand million	Notes	Quarter ended September 2005 Unaudited	Quarter ended June 2005 Unaudited	Quarter ended September 2004 Restated Unaudited	Nine months ended September 2005 Unaudited	Nine months ended September 2004 Restated Unaudited
Revenue	2	**4,332**	4,563	4,232	12,911	11,327
Gold income		**4,151**	4,404	4,041	12,413	10,734
Cost of sales	3	**(3,748)**	(3,620)	(3,502)	(10,784)	(8,840)
Non-hedge derivatives		**(161)**	147	72	(201)	(312)
Gross Profit		**243**	931	611	1,429	1,582
Corporate administration and other expenses		**(109)**	(103)	(84)	(310)	(265)
Market development costs		**(21)**	(21)	(30)	(63)	(78)
Exploration costs		**(81)**	(78)	(75)	(219)	(206)
Amortisation of intangible assets		**-**	-	(48)	-	(153)
Impairment of tangible assets		**-**	(45)	(8)	(45)	(8)
Contract termination expenditure at Geita		**(55)**	-	-	(55)	-
Other operating expenses		**(48)**	(38)	(17)	(111)	(45)
Other operating income		**12**	8	14	24	14
Operating (loss) profit		**(60)**	654	363	650	841
Interest receivable		**34**	39	72	127	244
Other net income (expense)		**3**	(4)	13	6	5
Profit on disposal of assets and subsidiaries		**11**	-	36	9	63
Finance costs and unwinding of decommissioning and restoration obligations		**(166)**	(159)	(139)	(474)	(420)
Fair value adjustment on option component of convertible bond		**(135)**	79	(181)	59	67
Fair value gains (losses) on interest rate swaps		**-**	11	24	(5)	(10)
Share of associates (loss) profit		**(6)**	2	-	(3)	(1)
(Loss) profit before taxation		**(319)**	621	188	370	789
Taxation	4	**(10)**	62	(75)	111	(137)
(Loss) profit after taxation		**(329)**	683	113	481	652
Discontinued operations	9	**(42)**	(69)	(5)	(163)	(58)
		(372)	614	108	318	594
Allocated as follows						
Equity Shareholders		**(415)**	566	69	201	493
Minority interest		**43**	48	39	117	101
		(372)	614	108	318	594
Basic (loss) earnings per ordinary share (cents)						
(Loss) profit from continuing operations [a]		**(141)**	240	28	138	223
Loss from discontinued operations [a]		**(16)**	(26)	(2)	(62)	(23)
(Loss) profit		**(157)**	214	26	76	200
Diluted (loss) earnings per ordinary share (cents)						
(Loss) profit from continuing operations [b]		**(140)**	240	28	137	222
Loss from discontinued operations [b]		**(16)**	(26)	(2)	(61)	(23)
(Loss) profit		**(156)**	214	26	76	199
Dividends [c]						
- Rm					450	449
- cents per share					170	170

[a] Calculated on the basic weighted average number of ordinary shares.

[b] Calculated on the diluted weighted average number of ordinary shares.

[c] Dividends are translated at actual rates on date of payment.

Rounding of figures may result in computational discrepancies.

Group **income statement**

US Dollar million	Notes	Quarter ended September 2005 Unaudited	Quarter ended June 2005 Unaudited	Quarter ended September 2004 Restated Unaudited	Nine months ended September 2005 Unaudited	Nine months ended September 2004 Restated Unaudited
Revenue	2	**666**	708	663	2,042	1,728
Gold income		**638**	684	633	1,964	1,637
Cost of sales	3	**(576)**	(565)	(549)	(1,709)	(1,350)
Non-hedge derivatives		**(33)**	35	14	(15)	(48)
Gross Profit		**29**	154	98	240	239
Corporate administration and other expenses		**(17)**	(16)	(13)	(49)	(40)
Market development costs		**(3)**	(3)	(5)	(10)	(12)
Exploration costs		**(12)**	(12)	(12)	(35)	(31)
Amortisation of intangible assets		**-**	-	(7)	-	(23)
Impairment of tangible assets		**-**	(7)	(1)	(7)	(1)
Contract termination expenditure at Geita		**(9)**	-	-	(9)	-
Other operating expenses		**(7)**	(6)	(3)	(18)	(8)
Other operating income		**2**	1	2	4	2
Operating (loss) profit		**(18)**	111	59	117	126
Interest receivable		**5**	6	11	20	36
Other net (expense) income		**-**	(1)	4	1	2
Profit on disposal of assets and subsidiaries		**1**	-	5	1	9
Finance costs and unwinding of decommissioning and restoration obligations		**(26)**	(25)	(22)	(75)	(63)
Fair value adjustment on option component of convertible bond		**(21)**	13	(30)	11	9
Fair value gains (losses) on interest rate swaps		**-**	2	3	(1)	(1)
Share of associates (loss) profit		**(1)**	-	-	(1)	-
(Loss) profit before taxation		**(58)**	107	30	74	118
Taxation	4	**(2)**	9	(13)	17	(20)
(Loss) profit after taxation		**(60)**	116	17	90	98
Discontinued operations	9	**(7)**	(12)	(1)	(27)	(8)
		(67)	103	16	63	90
Allocated as follows						
Equity Shareholders		**(73)**	96	9	45	74
Minority interest		**7**	7	6	18	16
		(67)	103	16	63	90
Basic (loss) earnings per ordinary share (cents)						
(Loss) profit from continuing operations [a]		**(25)**	41	4	27	33
Loss from discontinued operations [a]		**(3)**	(5)	-	(10)	(3)
(Loss) profit		**(28)**	36	3	17	30
Diluted (loss) earnings per ordinary share (cents)						
(Loss) profit from continuing operations [b]		**(25)**	41	4	27	33
Loss from discontinued operations [b]		**(3)**	(5)	-	(10)	(3)
(Loss) profit		**(28)**	36	3	17	30
Dividends [c]						
- $m					69	68
- cents per share					26	26

[a] Calculated on the basic weighted average number of ordinary shares.

[b] Calculated on the diluted weighted average number of ordinary shares.

[c] Dividends are translated at actual rates on date of payment.

Rounding of figures may result in computational discrepancies.

Group **balance sheet**

SA Rand million	Notes	As at September 2005 Unaudited	As at June 2005 Unaudited	As at September 2004 Restated Unaudited	As at December 2004 Restated Audited
ASSETS					
Non-current assets					
Tangible assets		**37,107**	37,528	35,450	33,195
Intangible assets		**2,602**	2,727	2,636	2,347
Investments in associates		**238**	254	42	43
Investment properties		**57**	60	45	44
Other investments		**582**	550	195	179
Inventories		**767**	789	142	124
Derivatives		**311**	403	796	1,055
Deferred taxation		**233**	215	-	-
Other non-current assets		**177**	170	324	487
		42,074	42,696	39,630	37,474
Current assets					
Inventories		**2,623**	2,619	2,531	2,363
Trade and other receivables		**1,593**	2,025	1,790	1,747
Derivatives		**3,162**	3,053	1,984	2,767
Current portion of other non-current assets		**3**	5	390	5
Cash and cash equivalents		**1,555**	1,835	2,846	1,758
		8,936	9,537	9,541	8,640
Non-current assets held for sale		**100**	100	-	-
		9,036	9,637	9,541	8,640
TOTAL ASSETS		**51,110**	52,333	49,171	46,114
EQUITY AND LIABILITIES					
Equity					
Ordinary share capital and premium	11	**19,023**	19,006	18,984	18,987
Retained earnings and other reserves	12	**(360)**	1,410	210	(1,200)
Shareholders' equity		**18,663**	20,416	19,194	17,787
Minority interests	13	**375**	401	397	327
		19,038	20,817	19,591	18,114
Non-current liabilities					
Borrowings		**10,889**	10,500	8,360	7,262
Provisions		**2,822**	2,729	2,162	2,339
Derivatives		**2,096**	2,130	3,330	3,032
Deferred taxation		**7,954**	8,231	8,406	7,542
		23,761	23,590	22,258	20,175
Current liabilities					
Trade and other payables		**2,799**	2,919	2,841	2,650
Current portion of borrowings		**991**	1,141	2,078	1,800
Derivatives		**4,218**	3,551	2,273	3,007
Taxation		**304**	315	130	368
		8,311	7,926	7,322	7,825
Total liabilities		**32,072**	31,516	29,580	28,000
TOTAL EQUITY AND LIABILITIES		**51,110**	52,333	49,171	46,114
Net asset value - cents per share		**7,049**	7,715	7,258	6,726

Rounding of figures may result in computational discrepancies.

Quarterly Report September 2005 - www.AngloGoldAshanti.com

Group **balance sheet**

US Dollar million	Notes	As at September 2005 Unaudited	As at June 2005 Unaudited	As at September 2004 Restated Unaudited	As at December 2004 Restated Audited
ASSETS					
Non-current assets					
Tangible assets		**5,834**	5,615	5,474	5,880
Intangible assets		**409**	408	407	416
Investments in associates		**37**	38	7	8
Investment properties		**9**	9	7	8
Other investments		**91**	82	30	32
Inventories		**121**	118	22	22
Derivatives		**49**	60	123	187
Deferred taxation		**37**	32	-	-
Other non-current assets		**28**	26	50	86
		6,615	6,388	6,120	6,639
Current assets					
Inventories		**412**	392	391	419
Trade and other receivables		**250**	303	276	309
Derivatives		**497**	457	306	490
Current portion of other non-current assets		**-**	1	60	1
Cash and cash equivalents		**244**	275	440	312
		1,405	1,427	1,473	1,531
Non-current assets held for sale		**16**	15	-	-
		1,421	1,442	1,473	1,531
TOTAL ASSETS		**8,035**	7,830	7,593	8,170
EQUITY AND LIABILITIES					
Equity					
Ordinary share capital and premium	11	**2,991**	2,843	2,932	3,364
Retained earnings and other reserves	12	**(57)**	211	32	(213)
Shareholders' equity		**2,934**	3,054	2,964	3,151
Minority interests	13	**59**	60	61	58
		2,993	3,114	3,025	3,209
Non-current liabilities					
Borrowings		**1,712**	1,571	1,291	1,286
Provisions		**444**	408	334	415
Derivatives		**330**	319	514	537
Deferred taxation		**1,250**	1,231	1,298	1,336
		3,736	3,529	3,437	3,574
Current liabilities					
Trade and other payables		**440**	437	439	470
Current portion of borrowings		**156**	171	321	319
Derivatives		**663**	531	351	533
Taxation		**48**	47	20	65
		1,307	1,186	1,131	1,387
Total liabilities		**5,042**	4,715	4,568	4,961
TOTAL EQUITY AND LIABILITIES		**8,035**	7,830	7,593	8,170
Net asset value - cents per share		**1,108**	1,154	1,121	1,191

Rounding of figures may result in computational discrepancies.

Group **cash flow statement**

SA Rand million	Quarter ended September 2005 Unaudited	Quarter ended June 2005 Unaudited	Quarter ended September 2004 Restated Unaudited	Nine months ended September 2005 Unaudited	Nine months ended September 2004 Restated Unaudited
Cash flows from operating activities					
Cash generated from operations	**1,282**	1,191	1,342	3,300	2,690
Cash (utilised) generated by discontinued operations	**(51)**	(62)	(2)	(164)	4
Environmental, rehabilitation and other expenditure	**(27)**	(16)	(38)	(55)	(68)
Termination of employee benefit plan	**(61)**	-	-	(61)	-
Taxation paid	**(45)**	(34)	(32)	(140)	(193)
Net cash inflow from operating activities	**1,098**	1,078	1,270	2,878	2,433
Cash flows from investing activities					
Capital expenditure	**(1,385)**	(1,068)	(1,004)	(3,317)	(2,583)
Proceeds from disposal of tangible assets	**24**	-	14	25	49
Investments acquired	**(6)**	(89)	(98)	(95)	(101)
Acquisition of subsidiary net of cash	**-**	-	(260)	-	(1,037)
Net loans repaid (advanced)	**2**	(29)	50	(29)	126
Utilised in hedge restructure	**-**	-	-	(415)	-
Net cash outflow from investing activities	**(1,363)**	(1,186)	(1,298)	(3,829)	(3,546)
Cash flows from financing activities					
Proceeds from issue of share capital	**17**	10	4	35	16
Share issue expenses	**-**	-	-	-	(1)
Proceeds from borrowings	**926**	545	271	4,039	6,970
Repayment of borrowings	**(148)**	(407)	(319)	(2,043)	(4,828)
Interest received	**21**	27	53	93	186
Finance costs	**(222)**	(68)	(189)	(512)	(442)
Dividends paid	**(507)**	(31)	(449)	(1,026)	(1,266)
Net cash inflow (outflow) from financing activities	**88**	77	(629)	587	635
Net decrease in cash and cash equivalents	**(177)**	(31)	(657)	(364)	(478)
Translation	**(103)**	123	45	160	(43)
Opening cash and cash equivalents	**1,835**	1,744	3,458	1,758	3,367
Closing cash and cash equivalents	**1,555**	1,835	2,846	1,555	2,846
Cash generated from operations					
(Loss) profit before taxation	**(319)**	621	188	370	789
Adjusted for:					
Non-cash movements	**105**	126	(53)	199	(56)
Movement on non-hedge derivatives	**243**	(185)	47	486	615
Deferred stripping costs	**(39)**	17	(15)	(13)	(129)
Amortisation of tangible assets	**784**	787	660	2,303	1,706
Amortisation of intangible assets	**3**	3	48	9	153
Impairment of tangible assets	**-**	45	8	45	8
Interest receivable	**(34)**	(39)	(72)	(127)	(244)
Profit on disposal of assets and subsidiaries	**(10)**	-	(36)	(10)	(63)
Finance costs and unwinding of decommissioning and restoration obligations	**166**	159	139	474	420
Fair value adjustment on option component of convertible bond	**135**	(79)	181	(59)	(67)
Movement in working capital	**248**	(267)	247	(378)	(442)
	1,282	1,191	1,342	3,300	2,690
Movement in working capital					
Decrease (increase) in inventories	**6**	(339)	(162)	(900)	(123)
Decrease (increase) in trade and other receivables	**384**	(268)	273	118	48
(Decrease) increase in trade and other payables	**(142)**	340	136	403	(367)
	248	(267)	247	(378)	(442)

Rounding of figures may result in computational discrepancies.

Group **cash flow statement**

US Dollar million	Quarter ended September 2005	Quarter ended June 2005	Quarter ended September 2004 Restated	Nine months ended September 2005	Nine months ended September 2004 Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Cash flows from operating activities					
Cash generated from operations	**195**	193	196	524	416
Cash (utilised) generated by discontinued operations	**(8)**	(11)	-	(27)	1
Environmental, rehabilitation and other expenditure	**(4)**	(3)	(5)	(8)	(10)
Termination of employee benefit plan	**(10)**	-	-	(10)	-
Taxation paid	**(7)**	(5)	(5)	(22)	(29)
Net cash inflow from operating activities	**166**	175	186	456	378
Cash flows from investing activities					
Capital expenditure	**(215)**	(167)	(156)	(525)	(393)
Proceeds from disposal of tangible assets	**4**	-	2	4	7
Investments acquired	**(1)**	(15)	(15)	(15)	(15)
Acquisition of subsidiary net of cash	**-**	-	(39)	-	(165)
Net loans (advanced) repaid	**-**	(5)	8	(5)	19
Utilised in hedge restructure	**-**	-	-	(69)	-
Net cash outflow from investing activities	**(211)**	(186)	(200)	(610)	(547)
Cash flows from financing activities					
Proceeds from issue of share capital	**3**	2	1	6	3
Share issue expenses	**-**	-	-	-	-
Proceeds from borrowings	**139**	43	42	640	1,061
Repayment of borrowings	**(19)**	(27)	(51)	(324)	(736)
Interest received	**3**	4	8	15	28
Finance costs	**(35)**	(10)	(29)	(81)	(67)
Dividends paid	**(78)**	(5)	(68)	(165)	(190)
Net cash inflow (outflow) from financing activities	**14**	7	(97)	91	99
Net decrease in cash and cash equivalents	**(31)**	(4)	(111)	(63)	(70)
Translation	**1**	(2)	(4)	(4)	5
Opening cash and cash equivalents	**275**	280	555	312	505
Closing cash and cash equivalents	**244**	275	440	244	440
Cash generated from operations					
(Loss) profit before taxation	**(58)**	107	30	74	118
Adjusted for:					
Non-cash movements	**16**	20	(11)	30	(10)
Movement on non-hedge derivatives	**46**	(38)	5	64	95
Deferred stripping costs	**(6)**	2	(2)	(2)	(19)
Amortisation of tangible assets	**121**	123	104	365	261
Amortisation of intangible assets	**-**	-	7	1	23
Impairment of tangible assets	**-**	7	1	7	1
Interest receivable	**(5)**	(6)	(11)	(20)	(36)
Profit on disposal of assets and subsidiaries	**(1)**	-	(5)	(1)	(9)
Finance costs and unwinding of decommissioning and restoration obligations	**26**	25	22	75	63
Fair value adjustment on option component of convertible bond	**21**	(13)	30	(11)	(9)
Movement in working capital	**36**	(33)	26	(58)	(62)
	195	193	196	524	416
Movement in working capital					
Increase in inventories	**(25)**	(17)	(13)	(92)	(29)
Decrease (increase) in trade and other receivables	**45**	(20)	53	53	1
Increase (decrease) in trade and other payables	**16**	4	(14)	(20)	(34)
	36	(33)	26	(58)	(62)

Rounding of figures may result in computational discrepancies.

Statement of **recognised income and expense**

for the nine months ended 30 September 2005

	Nine months ended September 2005 Unaudited	Nine months ended September 2004 Unaudited
	SA Rand million	
Actuarial gains on defined benefit retirement plans	42	-
Net loss on cash flow hedges removed from equity and reported in income	42	710
Net (loss) gain on cash flow hedges	(433)	75
Net gain on available for sale financial assets	20	20
Deferred taxation on items above	221	(177)
Net exchange translation differences	(135)	33
Net (expense) income recognised directly in equity	(243)	661
Profit for the period	318	594
Total recognised income and expense for the period	75	1,255
Attributable to:		
Equity shareholders	(42)	1,154
Minority interest	117	101
	75	1,255
	US Dollar million	
Actuarial gains on defined benefit retirement plans	7	-
Net loss on cash flow hedges removed from equity and reported in income	6	111
Net (loss) gain on cash flow hedges	(68)	12
Net gain on available for sale financial assets	3	3
Deferred taxation on items above	34	(26)
Net exchange translation differences	3	(6)
Net (expense) income recognised directly in equity	(15)	94
Profit for the period	63	90
Total recognised income and expense for the period	48	184
Attributable to:		
Equity shareholders	30	168
Minority interest	18	16
	48	184

Rounding of figures may result in computational discrepancies.

Notes

for the quarter and nine months ended 30 September 2005

1. Basis of preparation

The financial statements have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2004 except for the new and revised International Financial Reporting Standards (IFRS) statements which are effective 1 January 2005, where applicable and where indicated.

The option to account for actuarial gains and losses through equity reserves under Employee benefits (IAS19) revised has been adopted. The financial effects of the adoption on prior periods are disclosed in note 15.

The financial statements of AngloGold Ashanti have been prepared in compliance with IAS34, in compliance with the JSE Listings Requirements and in the manner required by the South African Companies Act, 1973 for the preparation of financial information of the group for the quarter and nine months ended 30 September 2005.

Where the preparation or classification of an item has been amended, comparative information has been reclassified to ensure comparability with the current period. The amendments have been made to provide the users of the financial statements with additional information. Refer to note 9, discontinued operations, note 15, financial effects of IAS19 revised and note 21, convertible bonds.

2. Revenue

	Quarter ended		Nine months ended		Quarter ended		Nine months ended	
	Sept 2005	Jun 2005	Sept 2005	Sept 2004	Sept 2005	Jun 2005	Sept 2005	Sept 2004
				Restated				Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million				US Dollar million			
Gold income	**4,151**	4,404	12,413	10,734	**638**	684	1,964	1,637
Sale of uranium, silver and sulphuric acid	**147**	121	371	348	**23**	19	59	53
Interest receivable	**34**	39	127	244	**5**	6	20	37
	4,332	4,563	12,911	11,327	**666**	708	2,042	1,728

3. Cost of sales

	Quarter ended		Nine months ended		Quarter ended		Nine months ended	
	Sept 2005	Jun 2005	Sept 2005	Sept 2004	Sept 2005	Jun 2005	Sept 2005	Sept 2004
				Restated				Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million				US Dollar million			
Cash operating costs	**2,757**	2,744	8,152	6,911	**423**	428	1,293	1,055
Other cash costs	**104**	92	296	234	**16**	14	47	36
Total cash costs	**2,861**	2,836	8,448	7,144	**439**	443	1,340	1,091
Retrenchment costs	**60**	31	106	42	**9**	5	16	6
Rehabilitation & other non-cash costs	**67**	49	161	94	**10**	8	26	14
Production costs	**2,988**	2,916	8,714	7,280	**459**	456	1,382	1,111
Amortisation of tangible assets	**784**	787	2,303	1,706	**121**	123	365	261
Amortisation of intangible assets	**3**	3	9	–	**–**	–	1	–
Total production costs	**3,775**	3,706	11,,027	8,985	**580**	578	1,748	1,372
Inventory change	**(28)**	(86)	(243)	(145)	**(4)**	(14)	(40)	(22)
	3,748	3,620	10,784	8,840	**576**	565	1,709	1,350

Rounding of figures may result in computational discrepancies.

4. Taxation

	Quarter ended		Nine months ended		Quarter ended		Nine months ended	
	Sept 2005	Jun 2005	Sept 2005	Sept 2004	Sept 2005	Jun 2005	Sept 2005	Sept 2004
				Restated				Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million				US Dollar million			
Current taxation	(36)	11	(63)	(117)	(6)	1	(11)	(18)
Deferred taxation	(35)	(158)	(226)	(259)	(5)	(22)	(33)	(39)
Deferred taxation - contract termination expenditure at Geita	19	–	19	–	3	–	3	–
Deferred taxation on change in tax rate	–	314	386	–	–	47	59	–
Deferred taxation on unrealised non-hedge derivatives	42	(105)	(5)	239	6	(16)	(1)	37
	(10)	62	111	(137)	(2)	9	17	(20)

5. Headline (loss) earnings

	Quarter ended		Nine months ended		Quarter ended		Nine months ended	
	Sept 2005	Jun 2005	Sept 2005	Sept 2004	Sept 2005	Jun 2005	Sept 2005	Sept 2004
				Restated				Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million				US Dollar million			
(Loss) profit attributable to equity shareholders has been adjusted by the following to arrive at headline earnings:								
(Loss) profit attributable to equity shareholders	(415)	566	201	493	(73)	96	45	74
Amortisation of intangible assets	–	–	–	153	–	–	–	23
Impairment of tangible assets	–	45	45	8	–	7	7	1
Profit on disposal of assets and subsidiaries	(11)	–	(9)	(63)	(1)	–	(1)	(9)
Taxation on items above	(1)	(15)	(17)	10	–	(2)	(3)	1
Net loss from discontinued operations (note 9)	42	69	163	58	7	12	27	8
Headline (loss) earnings	**(384)**	**665**	**383**	**658**	**(68)**	**112**	**75**	**99**
Cents per share [1]								
Headline (loss) earnings	(145)	251	145	266	(26)	42	28	40

[1] Calculated on the basic weighted average number of ordinary shares.

6. Headline earnings adjusted for the effect of unrealised non-hedge derivatives

	Quarter ended		Nine months ended		Quarter ended		Nine months ended	
	Sept 2005	Jun 2005	Sept 2005	Sept 2004	Sept 2005	Jun 2005	Sept 2005	Sept 2004
				Restated				Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million				US Dollar million			
Headline (loss) earnings (note 5)	(384)	665	383	658	(68)	112	75	99
Unrealised non-hedge derivatives	435	(166)	690	652	76	(37)	95	100
Deferred taxation on unrealised non-hedge derivatives (note 4)	(42)	105	5	(239)	(6)	16	1	(37)
Headline earnings adjusted for the effect of unrealised non-hedge derivatives [2]	**9**	**604**	**1,078**	**1,072**	**1**	**92**	**170**	**162**
Cents per share [1]								
Headline earnings adjusted for the effect of unrealised non-hedge derivatives	3	228	407	434	–	35	64	66

[1] Calculated on the basic weighted average number of ordinary shares.
[2] Non-hedge derivatives in the income statement comprise the change in fair value of all non-hedge derivatives as follows:
- Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and
- Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.

Rounding of figures may result in computational discrepancies.

Headline (loss) earnings adjusted for the effect of unrealised non-hedge derivatives, is intended to illustrate earnings after adjusting for:
- *The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the positions settled in the period; and*
- *Investment in hedge restructure transaction: During the hedge restructure in the quarter ended 31 December 2004 and the quarter ended 31 March 2005, $83m and $69m in cash was injected into the hedge book in these quarters to increase the value of long-dated contracts. The entire investment in short-dated derivatives (certain of which have now matured) and investment in long-dated derivatives (all of which have not yet matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-hedge derivatives are settled, and not when the short-term contracts are settled.*

7. Gross profit and gross profit adjusted for the effect of unrealised non-hedge derivatives

	Quarter ended		Nine months ended		Quarter ended		Nine months ended	
	Sept 2005	Jun 2005	Sept 2005	Sept 2004	Sept 2005	Jun 2005	Sept 2005	Sept 2004
				Restated				Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million				US Dollar million			
Reconciliation of gross profit to gross profit adjusted for the effect of unrealised non-hedge derivatives:								
Gross profit	**243**	931	1,429	1,582	**29**	154	240	239
Unrealised non-hedge derivatives	**435**	(166)	690	652	**76**	(37)	95	100
Gross profit adjusted for the effect of unrealised non-hedge derivatives [1]	**678**	765	2,119	2,234	**105**	117	334	339

[1] *Non-hedge derivatives in the income statement comprise the change in fair value of all non-hedge derivatives as follows:*
- *Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and*
- *Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.*

Gross profit adjusted for the effect of unrealised non-hedge derivatives, is intended to illustrate earnings after adjusting for:
- *The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the positions settled in the period; and*
- *Investment in hedge restructure transaction: During the hedge restructure in the quarter ended 31 December 2004 and the quarter ended 31 March 2005, $83m and $69m in cash was injected into the hedge book in these quarters to increase the value of long-dated contracts. The entire investment in short-dated derivatives (certain of which have now matured) and investment in long-dated derivatives (all of which have not yet matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-hedge derivatives are settled, and not when the short-term contracts are settled.*

8. Capital commitments

	Sept 2005	Jun 2005	Sept 2004	Dec 2004	Sept 2005	Jun 2005	Sept 2004	Dec 2004
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million				US Dollar million			
Orders placed and outstanding on capital contracts at the prevailing rate of exchange	**1,753**	1,312	1,005	835	**276**	196	155	148

***Liquidity and capital resources*:**

To service the above capital commitments and other operational requirements, the group is dependant upon cash generated from the South African operations, borrowing facilities and cash distributions from offshore operations.

Cash generated from the South African operations fund to a large extent the capital expenditure to maintain and expand those operations in South Africa. Consequently other funding requirements are serviced from borrowing facilities and offshore distributions which are subject to market and other risks. The credit facilities and other financing arrangements contain financial covenants and other similar undertakings.

The distributions from offshore operations are subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition offshore distributions from joint venture partners are subject to consent and co-operation from those joint venture partners.

The group's current covenant performance, cash and liquidity funds from the various resources available are within the required limits which will meet its obligations and capital commitments.

Rounding of figures may result in computational discrepancies.

9. Discontinued operations

The Ergo surface dump reclamation, which forms part of the South African operations, has been discontinued as the operation has reached the end of its useful life. The results of Ergo are presented below:

	Quarter ended		Nine months ended		Quarter ended		Nine months ended	
	Sept 2005	Jun 2005	Sept 2005	Sept 2004	Sept 2005	Jun 2005	Sept 2005	Sept 2004
				Restated				Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million				US Dollar million			
Gold income	**4**	10	99	439	**1**	2	16	67
Retrenchment, rehabilitation and other costs	**(13)**	(261)	(410)	(483)	**(2)**	(41)	(66)	(73)
Non-hedge derivatives	**–**	–	–	(18)	**–**	–	–	(3)
Gross loss	**(9)**	(251)	(311)	(62)	**(1)**	(39)	(49)	(9)
Impairment loss reversed	**–**	115	115	–	**–**	17	17	–
Loss before taxation from discontinued operations	**(9)**	(136)	(196)	(62)	**(1)**	(22)	(32)	(9)
Deferred taxation	**(34)**	67	34	4	**(5)**	10	5	1
Net loss attributable to discontinued operations	**(42)**	(69)	(163)	(58)	**(7)**	(12)	(27)	(8)

10. Shares

	Quarter ended			Nine months ended	
	Sept 2005	Jun 2005	Sept 2004	Sept 2005	Sept 2004
			Restated		Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Authorised shares:					
Ordinary shares of 25 SA cents each	**400,000,000**	400,000,000	400,000,000	400,000,000	400,000,000
A redeemable preference shares of 50 SA cents each	**2,000,000**	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares of 1 SA cent each	**5,000,000**	5,000,000	5,000,000	5,000,000	5,000,000
Issued shares:					
Ordinary shares	**264,749,794**	264,611,494	264,439,294	264,749,794	264,439,294
A redeemable preference shares	**2,000,000**	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares	**778,896**	778,896	778,896	778,896	778,896
Weighted average number of ordinary shares for the period					
Basic ordinary shares	**264,642,218**	264,556,116	264,412,359	264,562,882	246,954,457
Diluted number of ordinary shares	**265,224,451**	265,101,415	265,016,648	265,146,330	247,662,274

During the quarter, 138,300 ordinary shares were allotted in terms of the AngloGold Share Incentive Scheme. All the preference shares are held by a wholly-owned subsidiary company.

11. Ordinary share capital and premium

	As at Sept 2005	As at Sept 2004	As at Sept 2005	As at Sept 2004
	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million		US Dollar million	
Balance at December	18,987	9,668	3,364	1,450
Ordinary shares issued	35	9,316	6	1,369
Translation	–	–	(379)	113
Balance at September	**19,023**	**18,984**	**2,991**	**2,932**

Rounding of figures may result in computational discrepancies.

12. Retained earnings and other reserves

	Retained earnings	Non-distributable reserves	Foreign currency translation reserve	Other Comprehen-sive income	Total
	SA Rand million[1]				
Balance at December 2003 as previously reported	3,848	138	(755)	(2,047)	1,184
Change in accounting policy for defined benefit retirement plans	–	–	–	(112)	(112)
As restated	3,848	138	(755)	(2,159)	1,072
Net loss on cash flow hedges removed from equity and reported in income	–	–	–	708	708
Net gain on cash flow hedges	–	–	–	72	72
Deferred taxation on cash flow hedges	–	–	–	(177)	(177)
Net gain on available for sale financial assets	–	–	–	20	20
Exchange translation differences	–	–	(819)	38	(781)
Profit attributable to equity shareholders	493	–	–	–	493
Dividends paid	(1,197)	–	–	–	(1,197)
Balance at September 2004 (restated)	3,144	138	(1,574)	(1,498)	210
Balance at December 2004 (restated)	3,379	138	(3,552)	(1,040)	(1,075)
Change in accounting policy for defined benefit retirement plans	–	–	–	(125)	(125)
As restated	3,379	138	(3,552)	(1,165)	(1,200)
Actuarial gain on defined benefit retirement plans	–	–	–	42	42
Deferred taxation on defined benefit retirement plans	–	–	–	(14)	(14)
Net loss on cash flow hedges removed from equity and reported in income	–	–	–	39	39
Net loss on cash flow hedges	–	–	–	(430)	(430)
Deferred taxation on cash flow hedges	–	–	–	235	235
Net loss on available for sale financial assets	–	–	–	20	20
Exchange translation differences	–	–	1,809	(136)	1,673
Profit attributable to equity shareholders	201	–	–	–	201
Dividends paid	(926)	–	–	–	(926)
Balance at September 2005	**2,654**	**138**	**(1,743)**	**(1,408)**	**(360)**
	US Dollar million[1]				
Balance at December 2003 as previously reported	356	21	108	(307)	178
Change in accounting policy for defined benefit retirement plans	–	–	–	(18)	(18)
As restated	356	21	108	(325)	160
Net loss on cash flow hedges removed from equity and reported in income	–	–	–	111	111
Net gain on cash flow hedges	–	–	–	11	11
Deferred taxation on cash flow hedges	–	–	–	(26)	(26)
Net gain on available for sale financial assets	–	–	–	3	3
Exchange translation differences	–	–	(117)	(5)	(122)
Profit attributable to equity shareholders	74	–	–	–	74
Dividends paid	(179)	–	–	–	(179)
Balance at September 2004 (restated)	251	21	(9)	(231)	32
Balance at December 2004 (restated)	286	24	(317)	(184)	(191)
Change in accounting policy for defined benefit retirement plans	–	–	–	(22)	(22)
As restated	286	24	(317)	(206)	(213)
Actuarial gain on defined benefit retirement plans	–	–	–	7	7
Deferred taxation on defined benefit retirement plans	–	–	–	(2)	(2)
Net loss on cash flow hedges removed from equity and reported in income	–	–	–	6	6
Net loss on cash flow hedges	–	–	–	(68)	(68)
Deferred taxation on cash flow hedges	–	–	–	36	36
Net loss on available for sale financial assets	–	–	–	3	3
Exchange translation differences	–	(2)	278	3	279
Profit attributable to equity shareholders	45	–	–	–	45
Dividends paid	(150)	–	–	–	(150)
Balance at September 2005	**181**	**22**	**(39)**	**(221)**	**(57)**

(1) The 2004 opening balances and comparative amounts have been restated in terms of the effects of changes in foreign exchange rates (IAS21) revised.

Rounding of figures may result in computational discrepancies.

13.   Minority interests

	As at Sept 2005	As at Sept 2004	As at Sept 2005	As at Sept 2004
	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million		US Dollar million	
Balance at December	327	354	58	53
Attributable profit	117	101	18	16
Dividends paid	(100)	(69)	(16)	(11)
Net loss on cash flow hedges removed from equity and reported in income	3	2	–	–
Net loss on cash flow hedges	(3)	3	–	1
Exchange translation differences	31	6	(1)	2
Balance at September 2005	**375**	**397**	**59**	**61**

14.   Exchange rates

	Sept 2005	Jun 2005	Sept 2004	Dec 2004
	Unaudited	Unaudited	Unaudited	Audited
Rand/US dollar average for the period	**6.31**	6.21	6.57	6.44
Rand/US dollar average for the quarter	**6.51**	6.41	6.37	6.05
Rand/US dollar closing	**6.36**	6.68	6.48	5.65
Rand/Australian dollar average for the period	**4.85**	4.80	4.80	4.82
Rand/Australian dollar average for the quarter	**4.95**	4.93	4.52	4.58
Rand/Australian dollar closing	**4.85**	5.06	4.69	4.42

15.   Financial effects of Employee benefits (IAS19) revised

The cumulative effect of accounting for actuarial gains and losses through equity reserves for the previous reported periods are as follows:

	As at Sept 2004	As at Dec 2004	As at Sept 2004	As at Dec 2004
	Unaudited	Audited	Unaudited	Audited
	SA Rand million		US Dollar million	
Non-current assets				
Other non-current assets				
As previously reported	493	601	76	106
Actuarial gain related to the pension plan asset recognised directly in equity	(169)	(114)	(25)	(16)
Translation	–	–	(1)	(4)
As restated	**324**	**487**	**50**	**86**
Non-current liabilities				
Provisions				
As previously reported	2,162	2,265	334	402
Actuarial gain related to the post retirement medical liability recognised directly in equity	–	74	–	11
Translation	–	–	–	2
As restated	**2,162**	**2,339**	**334**	**415**
Non-current liabilities				
Deferred taxation				
As previously reported	8,463	7,605	1,307	1,347
Actuarial gain related to the retirement plans recognised directly in equity	(57)	(63)	(9)	(9)
Translation	–	–	–	(2)
As restated	**8,406**	**7,542**	**1,298**	**1,336**

Rounding of figures may result in computational discrepancies.

16. Contingent liabilities

At 30 September 2005, the aggregate contingent liability is approximately $100 million. The details of significant contingent liabilities are listed below:

Capital cost of water pipelines and electricity supply of Navachab – A potential liability of $1m exists at Navachab in Namibia to pay the outstanding capital cost of the water pipeline and electricity supply in the event of mine closure prior to 2019.

Tax claims – Tanzania and Mali – Potential tax claims including interest and penalties in Tanzania of $22m and in Mali of $2m. The Tanzanian amount relates to corporate tax and VAT claims by the Tanzanian revenue authorities which claims are being contested. Discussions are continuing with the Malian government as to the validity of these tax claims.

Yatela loan – AngloGold Ashanti has signed a surety in favour of the bankers on the Yatela loan for $2m.

Australia – Exploration and development tenements – AngloGold Ashanti stands collateral to certain bankers for the satisfactory contract performance in relation to exploration and development tenements and mining operations in Australia, amounting to $15m.

North America – Reclamation – AngloGold Ashanti USA has posted reclamation bonds of $49m with various federal and governmental agencies to cover potential rehabilitation obligations. The company has guaranteed these obligations. At 30 September 2005, the carrying value of these obligations relating to AngloGold Ashanti USA amounted to $21m.

Tax claims – South America – Various equipment tax claims are subject to litigation. Guarantees amounting to $3m have been posted as a requirement of the judiciary until legal proceedings are complete.

Re-export arrangements of artifacts – South Africa – AngloGold Ashanti has undertaken to re-export certain gold artefacts, temporarily imported into South Africa, for which custom and value added tax was waived to the amount of $3m.

Provision of Surety – ORO Africa, South Africa – AngloGold Ashanti has provided sureties in favour of a lender on a Gold loan facility with its affiliate ORO Africa (Pty) Ltd and one of its subsidiaries to a maximum value of ZAR100m ($16m).

Litigation with mining contractor and non-payment of receivable – Ghana – A group of employees of Mining and Building Contractors (MBC), the Obuasi underground developer, are claiming to be employees of the group. The potential liability amounts to $6m.

US Class Action – The terms of settlement in the US Class Action brought against the former Ashanti Goldfields Company Limited (AGC) have been concluded subject to court approval. The complaint inter-alia alleges non-disclosures and misstatements by AGC regarding its hedging programme.

Water pumping cost – Vaal River – South Africa – Several mining companies operate in the area immediately upstream from the Vaal River mining operation. By law, these companies are obliged to continue pumping underground water. The South African Department of Water Affairs and Forestry issued a directive that splits the cost of water pumping between DRDgold, Harmony, Stilfontein and AngloGold Ashanti. This directive expires at the end of October 2005. AngloGold Ashanti believes that it is not liable to fund these pumping costs but cannot make any assurances regarding the ultimate result until the matter has been settled.

Siguiri Convention de Base – Pursuant to the Convention de Base that governs the Siguiri mine, a royalty on production may be payable to the International Finance Corporation (IFC) and to Umicore SA (UM), on a sliding scale between 2.5% and 7.5%, based on the spot gold price per ounce of between $350 and $475, subject to indexation from 1 January 1995, to a cumulative maximum of $60m. In terms of the restructuring agreement with the IFC, a sliding scale royalty on production is payable to the IFC calculated on the same basis at 1.25% subject to a maximum of $7.8m. The royalty rate payable to the UM is 2.5% of revenue. The trigger price agreed and calculated for 2004 is $433.05/oz which was reached in the fourth quarter and the total royalty payable is $0.7m. The trigger price for 2005 is $442.91/oz which has, to date, not been reached.

17. Acquisition of Ashanti assets

The transaction was accounted for as a purchase business combination during the second quarter of 2004. AngloGold Ashanti has performed a preliminary purchase price allocation based on independent appraisals. The purchase price allocation is not expected to vary significantly from the preliminary allocation.

18. Attributable interest

Although AngloGold Ashanti holds a 66.7% interest in Cripple Creek & Victor Gold Mining Company Limited, it is currently entitled to receive 100% of the cash flows from the operation until the loan, extended to the joint venture by AngloGold Ashanti USA Inc., is repaid.

19. Announcements

19.1 On 2 August 2005, AngloGold Ashanti announced that the company had received notification from the Director-General of Minerals and Energy that it had been granted its application for new order mining rights in terms of the Mineral Resources and Petroleum Development Act. In its application for these rights, the company committed itself to achieving the Mining Charter's goals, including: 40% representation in management of Historically Disadvantaged South Africans within five years; participating in local economic development programmes in the areas where it operates and from which it draws its labour; and meeting the Charter's empowerment ownership target. In respect of the latter, in addition to the transactions with Armgold carried out between 1998 and 2002, the company committed to the development of an Employee Share Ownership Programme, with a value equivalent to approximately 6% of the South African net assets.

19.2 On 11 August 2005, AngloGold Ashanti announced the end of the South African gold mining industry's wage dispute and strike, which resulted in three lost production shifts and culminated in the signing of a two-year wage agreement, effective 1 July 2005.

19.3 On 11 August 2005, AngloGold Ashanti announced that it had disposed of its La Rescatada Project for a total consideration of $13m with an option to repurchase 60% of the project should reserves in excess of 2Moz be identified within three years. The exploration project is located approximately 800km south-east of the city of Lima in Peru.

20. Dividend

Interim dividend No. 98 of 170 South African cents or 14.78 UK pence or 2,381.75 cedis per share was paid to registered shareholders on 26 August 2005, while a dividend of 6.8102 Australian cents per CHESS Depositary Interest (CDI) was paid on the same day. On 29 August 2005, a dividend of 23.81751 cedis per Ghanaian Depositary Share (GhDS) was paid to holders thereof. Each CDI represents one-fifth of an ordinary share, and 100 GhDSs represents one ordinary share. A dividend was paid to holders of American Depositary Receipts (ADRs) on 6 September 2005 at a rate of 26.095 US cents per American Depositary Share (ADS). Each ADS represents one ordinary share.

21. Group financial statements

The group financial statements for the quarter and nine months ended 30 September 2005 were authorised for issue in accordance with a resolution of the directors passed on 26 October 2005. AngloGold Ashanti is a limited liability company incorporated in the Republic of South Africa.

22. Convertible bonds

The group changed its accounting policy for convertible bonds during the first quarter of 2005. Previously, convertible bonds were accounted for as compound financial instruments, part equity and part liability. The equity component was not re-measured for changes in fair value.

Convertible bonds are now accounted for entirely as a liability, with the option component disclosed as a derivative liability, carried at fair value. Changes in such fair value are recorded in the income statement.

This change was made in response to additional guidance becoming available on the interpretation of International Financial Reporting Standards. This change is applied retrospectively and comparative figures have been restated.

The impact on comparative figures is as follows:

Quarter to 30 September 2004:
   Profit attributable to equity shareholders decreased by $30m recorded in the income statement;
   Option component previously disclosed as equity ($82m) is removed from shareholders equity, and replaced by a derivative liability of $73m.

Nine months ended 30 September 2004:
   Profit attributable to equity shareholders increased by $9m recorded in the income statement;
   Option component previously disclosed as equity ($82m) is removed from shareholders equity, and replaced by a derivative liability of $73m.

23. Borrowings

AngloGold Ashanti's borrowings are interest bearing.

By order of the Board

R P EDEY   **R M GODSELL**
Chairman   Chief Executive Officer

26 October 2005

Segmental reporting

for the quarter and nine months ended September 2005

Based on risks and returns the directors consider that the primary reporting format is by business segment. The directors consider that there is only one business segment being mining, extraction and production of gold. Therefore the disclosures for the primary segment have already been given in the abbreviated financial statements. The secondary reporting format is by geographical analysis by origin.

	Quarter ended September 2005	Quarter ended June 2005	Quarter ended September 2004 Restated [1]	Nine months ended September 2005	Nine months ended September 2004 Restated	Quarter ended September 2005	Quarter ended June 2005	Quarter ended September 2004 Restated [1]	Nine months ended September 2005	Nine months ended September 2004 Restated [1]
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					**US Dollar million**				
Gold income										
South Africa	**1,833**	1,953	1,805	5,433	5,399	**282**	303	283	859	821
Argentina	**151**	142	169	445	414	**23**	22	27	71	63
Australia	**312**	413	286	1,062	806	**48**	64	45	168	123
Brazil	**265**	270	267	782	774	**41**	42	42	124	118
Ghana	**442**	454	531	1,306	877	**68**	71	83	207	136
Guinea	**205**	229	142	553	148	**31**	36	22	87	23
Mali	**382**	358	239	1,073	782	**59**	55	38	169	119
Namibia	**57**	49	47	160	132	**9**	8	7	25	20
Tanzania	**298**	381	359	1,086	874	**46**	59	56	173	133
USA	**205**	155	182	515	502	**31**	24	28	81	77
Zimbabwe	**-**	-	15	-	26	**-**	-	2	-	4
	4,151	4,404	4,041	12,413	10,734	**638**	684	633	1,964	1,637
Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives										
South Africa	**383**	336	332	932	1,149	**59**	52	51	145	176
Argentina	**37**	44	61	142	99	**6**	7	9	23	15
Australia	**32**	131	81	244	267	**5**	21	13	39	41
Brazil	**124**	137	147	396	423	**19**	21	23	63	64
Ghana	**(70)**	(21)	4	(84)	4	**(11)**	(3)	1	(13)	1
Guinea	**6**	71	(10)	92	(26)	**1**	11	(2)	14	(4)
Mali	**106**	104	34	307	165	**16**	16	5	49	25
Namibia	**23**	(6)	6	18	19	**4**	(1)	1	3	3
Tanzania	**(9)**	(56)	(2)	(2)	116	**(1)**	(9)	-	1	17
USA	**27**	16	13	84	47	**4**	2	2	13	7
Zimbabwe	**-**	-	(5)	-	(9)	**-**	-	-	-	(1)
Other	**19**	9	(19)	(10)	(20)	**3**	-	(3)	(3)	(5)
	678	765	642	2,119	2,234	**105**	117	100	334	339
Cash gross profit (loss) [2]										
South Africa	**613**	585	519	1,653	1,676	**94**	91	80	259	256
Argentina	**81**	81	104	258	228	**12**	13	16	41	35
Australia	**79**	189	123	403	383	**12**	30	19	64	59
Brazil	**163**	172	183	500	528	**25**	27	29	79	80
Ghana	**38**	86	103	229	155	**6**	13	16	37	24
Guinea	**56**	107	(13)	189	(29)	**9**	16	(2)	29	(5)
Mali	**186**	170	80	523	307	**29**	26	13	83	47
Namibia	**30**	(1)	12	35	30	**5**	-	1	5	5
Tanzania	**54**	23	46	226	235	**9**	3	8	37	36
USA	**99**	79	79	276	247	**15**	12	12	44	37
Zimbabwe	**-**	-	2	-	-	**-**	-	1	-	-
Other	**36**	28	(3)	47	33	**5**	4	-	8	4
	1,435	1,519	1,235	4,339	3,793	**221**	235	193	686	578

[1] Restated to reflect Ergo as a discontinued operation

[2] Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives plus amortisation of tangible and intangible assets, less non-cash revenues.

Rounding of figures may result in computational discrepancies.

Segmental reporting (continued)

	Quarter ended September 2005 Unaudited	Quarter ended June 2005 Unaudited	Quarter ended September 2004 Restated [1] Unaudited	Nine months ended September 2005 Unaudited	Nine months ended September 2004 Restated [1] Unaudited	Quarter ended September 2005 Unaudited	Quarter ended June 2005 Unaudited	Quarter ended September 2004 Restated [1] Unaudited	Nine months ended September 2005 Unaudited	Nine months ended September 2004 Restated [1] Unaudited
	kg					**oz (000)**				
Gold production										
South Africa	**21,070**	20,604	22,850	62,406	66,647	**677**	662	735	2,006	2,143
Argentina	**1,616**	1,591	1,894	4,987	4,440	**52**	51	61	160	143
Australia	**3,146**	4,063	3,496	11,272	9,207	**101**	131	112	362	296
Brazil	**2,759**	2,660	2,740	7,947	7,807	**89**	86	88	256	251
Ghana	**5,260**	5,341	6,079	15,914	9,899	**169**	172	195	512	318
Guinea	**1,907**	2,486	705	5,738	1,240	**61**	80	23	184	40
Mali	**4,190**	4,139	3,078	12,309	9,643	**135**	133	99	396	311
Namibia	**657**	560	572	1,814	1,535	**21**	18	18	58	49
Tanzania	**4,247**	5,133	4,592	15,343	11,825	**137**	165	148	493	380
USA	**2,871**	2,215	2,804	7,594	7,414	**92**	71	90	244	238
Zimbabwe	**-**	-	168	-	293	**-**	-	5	-	9
	47,723	48,792	48,977	145,323	129,951	**1,534**	1,569	1,575	4,672	4,178

	Quarter ended September 2005 Unaudited	Quarter ended June 2005 Unaudited	Quarter ended September 2004 Unaudited	Nine months ended September 2005 Unaudited	Nine months ended September 2004 Unaudited	Quarter ended September 2005 Unaudited	Quarter ended June 2005 Unaudited	Quarter ended September 2004 Unaudited	Nine months ended September 2005 Unaudited	Nine months ended September 2004 Unaudited
	SA Rand million					**US Dollar million**				
Capital expenditure										
South Africa	**549**	527	520	1,558	1,446	**84**	82	80	247	219
Argentina	**17**	37	21	76	63	**3**	6	3	12	10
Australia	**69**	60	50	176	140	**11**	9	8	28	21
Brazil	**144**	132	61	340	188	**22**	21	10	54	29
Ghana	**142**	130	105	366	171	**22**	20	16	58	26
Guinea	**47**	67	141	208	252	**7**	10	22	33	38
Mali	**18**	18	12	60	48	**3**	3	2	10	7
Namibia	**3**	14	12	22	118	**-**	2	2	3	18
Tanzania	**372**	63	15	451	40	**59**	10	2	72	6
USA	**14**	14	48	37	82	**2**	2	7	6	12
Zimbabwe	**-**	-	7	-	9	**-**	-	1	-	1
Other	**10**	7	12	23	26	**1**	1	3	4	6
	1,385	1,068	1,004	3,317	2,583	**215**	167	156	525	393

	As at September 2005 Unaudited	As at June 2005 Unaudited	As at September 2004 Unaudited	As at December 2004 Audited	As at September 2005 Unaudited	As at June 2005 Unaudited	As at September 2004 Unaudited	As at December 2004 Audited
	SA Rand million				**US Dollar million**			
Total assets								
South Africa	**14,866**	14,753	13,253	15,039	**2,337**	2,207	2,047	2,664
Argentina	**1,818**	1,866	1,934	1,784	**286**	279	299	316
Australia	**4,608**	4,665	4,271	4,062	**724**	698	660	719
Brazil	**2,326**	2,392	2,062	1,962	**366**	358	318	348
Ghana	**11,538**	12,102	11,545	10,016	**1,814**	1,811	1,783	1,774
Guinea	**1,740**	1,817	1,378	1,366	**274**	272	213	242
Mali	**2,081**	2,168	2,329	1,820	**327**	324	360	322
Namibia	**224**	210	219	216	**35**	31	34	38
Tanzania	**7,207**	7,109	7,148	6,233	**1,133**	1,064	1,104	1,104
USA	**2,770**	2,946	2,685	2,311	**435**	441	415	409
Other	**1,931**	2,305	2,348	1,306	**304**	345	360	233
	51,110	52,333	49,171	46,114	**8,035**	7,830	7,593	8,170

[1] Restated to reflect Ergo as a discontinued operation
Rounding of figures may result in computational discrepancies.

Price and unit cost calculation

	Quarter ended September 2005	Quarter ended June 2005	Nine months ended September 2005	Nine months ended September 2004		Quarter ended September 2005	Quarter ended June 2005	Nine months ended September 2005	Nine months ended September 2004
				Restated					Restated
	Unaudited	Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand / Metric					**US Dollar / Imperial**			
Price received									
Gold income per income statement	**4,151**	4,404	12,413	10,734		**638**	684	1,964	1,637
Adjusted for minority interests and non-gold producing companies	**(135)**	(146)	(402)	(303)		**(21)**	(24)	(63)	(46)
	4,017	4,258	12,011	10,431		**617**	660	1,900	1,591
Realised non-hedge derivatives	**274**	(18)	489	341		**43**	(2)	80	53
	4,291	4,240	12,500	10,771		**660**	658	1,980	1,644
Attributable gold sold - kg / - oz (000)	**47,449**	48,560	144,323	130,122		**1,526**	1,561	4,640	4,184
Revenue price per unit - R/kg / -$/oz	**90,440**	87,314	86,613	82,775		**433**	422	427	393
Total costs									
Total cash costs (note 3)	**2,861**	2,836	8,448	7,144		**439**	443	1,340	1,091
Adjusted for minority interests and non-gold producing companies	**(24)**	(38)	(138)	(41)		**(4)**	(6)	(22)	(6)
Total cash costs	**2,837**	2,798	8,309	7,103		**436**	437	1,318	1,084
Retrenchment costs (note 3)	**60**	31	106	42		**9**	5	16	6
Rehabilitation and other non-cash costs (note 3)	**67**	49	161	94		**10**	8	26	14
Amortisation of tangible assets (note 3)	**784**	787	2,303	1,706		**121**	123	365	261
Amortisation of intangible assets (note 3)	**3**	3	9	-		**-**	-	1	-
Adjusted for minority interests and non-gold producing companies	**(25)**	(22)	(68)	(64)		**(4)**	(4)	(11)	(10)
Total production costs	**3,726**	3,646	10,820	8,881		**573**	569	1,715	1,356
Gold produced - kg / - oz (000)	**47,723**	48,792	145,323	129,951		**1,534**	1,569	4,672	4,178
Total cash cost per unit - R/kg / -$/oz	**59,453**	57,351	57,177	54,663		**284**	278	282	260
Total production cost per unit - R/kg / -$/oz	**78,082**	74,728	74,456	68,338		**373**	363	367	325

Rounding of figures may result in computational discrepancies

Development

Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.

Quarter ended September 2005

Statistics are shown in metric units	Advanced metres (total)	Sampled					
		Sampled metres	Ave. channel width (cm)	gold		uranium	
				Ave. g/t	Ave. cm.g/t	Ave. kg/t	Ave. cm.kg/t
VAAL RIVER							
Great Noligwa Mine							
Vaal reef	3,088	172	122.3	12.98	1,588	0.59	72.66
Kopanang Mine							
Vaal reef	5,886	562	10.9	233.03	2,540	1.65	17.94
Tau Lekoa Mine							
Ventersdorp Contact reef	2,908	714	90.8	11.40	1,035	0.02	1.74
Moab Khotsong Mine							
Vaal reef	4,598	164	108.3	25.72	2,785	1.49	161.00
WEST WITS							
Tau Tona Mine							
Ventersdorp Contact reef	340	-	-	-	-	-	-
Carbon Leader reef	3,439	-	-	-	-	-	-
Savuka Mine							
Ventersdorp Contact reef	397	-	-	-	-	-	-
Carbon Leader reef	148	-	-	-	-	-	-
Mponeng Mine							
Ventersdorp Contact reef	3,885	694	66.0	37.77	2,493	-	-
AUSTRALIA							
Sunrise Dam	643	643	-	3.63	-	-	-
BRAZIL							
AngloGold Ashanti Mineração							
Mina de Cuiabá	938	775	-	5.97	-	-	-
Córrego do Sitio	205	114	-	5.14	-	-	-
Lamego	438	-	-	-	-	-	-
Serra Grande							
Mina III	862	140	-	7.57	-	-	-
Mina Nova	66	-	-	-	-	-	-
GHANA							
Obuasi	7,113	1,544	510.0*	11.01	-	-	-

Statistics are shown in imperial units	Advanced feet (total)	Sampled					
		Sampled feet	Ave. channel width (inches)	gold		uranium	
				Ave. oz/t	Ave. ft.oz/t	Ave. lb/t	Ave. ft.lb/t
VAAL RIVER							
Great Noligwa Mine							
Vaal reef	10,130	564	48.2	0.38	1.52	1.18	4.73
Kopanang Mine							
Vaal reef	19,310	1,844	4.3	6.80	2.43	3.30	1.18
Tau Lekoa Mine							
Ventersdorp Contact reef	9,539	2,343	35.8	0.33	0.98	0.04	0.12
Moab Khotsong Mine							
Vaal reef	15,084	538	42.6	0.75	2.67	2.98	10.59
WEST WITS							
Tau Tona Mine							
Ventersdorp Contact reef	1,117	-	-	-	-	-	-
Carbon Leader reef	11,283	-	-	-	-	-	-
Savuka Mine							
Ventersdorp Contact reef	1,303	-	-	-	-	-	-
Carbon Leader reef	486	-	-	-	-	-	-
Mponeng Mine							
Ventersdorp Contact reef	12,746	2,277	26.0	1.10	2.38	-	-
AUSTRALIA							
Sunrise Dam	2,110	2,110	-	0.11	-	-	-
BRAZIL							
AngloGold Ashanti Mineração							
Mina de Cuiabá	3,077	2,543	-	0.17	-	-	-
Córrego do Sitio	673	374	-	0.15	-	-	-
Lamego	1,437	-	-	-	-	-	-
Serra Grande							
Mina III	2,828	459	-	0.22	-	-	-
Mina Nova	217	-	-	-	-	-	-
GHANA							
Obuasi	23,335	5,065	200.79*	0.32	-	-	-

* Average orebody width

Group **operating results**

				Quarter ended September 2005	Quarter ended June 2005	Nine months ended September 2005	Nine months ended September 2004 Restated	Quarter ended September 2005	Quarter ended June 2005	Nine months ended September 2005	Nine months ended September 2004 Restated
				Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
				Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Milled	- 000 tonnes	/	- 000 tons	**3,441**	3,466	10,293	9,911	**3,793**	3,821	11,346	10,925
Yield	- g / t	/	- oz / t	**7.38**	7.26	7.33	7.62	**0.215**	0.212	0.214	0.222
Gold produced	- kg	/	- oz (000)	**25,387**	25,175	75,446	75,471	**816**	809	2,426	2,426
SURFACE AND DUMP RECLAMATION											
Treated	- 000 tonnes	/	- 000 tons	**2,008**	1,886	6,005	5,069	**2,214**	2,078	6,619	5,588
Yield	- g / t	/	- oz / t	**0.57**	0.49	0.51	0.63	**0.017**	0.014	0.015	0.018
Gold produced	- kg	/	- oz (000)	**1,154**	927	3,067	3,201	**37**	30	99	103
OPEN-PIT OPERATION											
Mined	- 000 tonnes	/	- 000 tons	**41,770**	46,042	126,029	99,983	**46,043**	50,753	138,923	110,212
Treated	- 000 tonnes	/	- 000 tons	**6,859**	6,501	18,417	13,059	**7,561**	7,166	20,301	14,395
Stripping ratio	- t (mined total - mined ore) / t mined ore			**5.18**	4.82	5.28	6.78	**5.18**	4.82	5.28	6.78
Yield	- g / t	/	- oz / t	**2.48**	2.90	2.94	3.05	**0.072**	0.085	0.086	0.089
Gold in ore	- kg	/	- oz (000)	**9,154**	11,188	35,240	32,991	**294**	360	1,133	1,061
Gold produced	- kg	/	- oz (000)	**17,028**	18,856	54,104	39,773	**547**	606	1,739	1,279
HEAP LEACH OPERATION											
Mined	- 000 tonnes	/	- 000 tons	**13,588**	14,465	45,965	52,903	**14,978**	15,945	50,668	58,316
Placed [1]	- 000 tonnes	/	- 000 tons	**5,299**	5,241	17,150	15,741	**5,842**	5,777	18,905	17,352
Stripping ratio	- t (mined total - mined ore) / t mined ore			**1.86**	2.33	1.93	2.14	**1.86**	2.33	1.93	2.14
Yield [2]	- g / t	/	- oz / t	**0.78**	0.77	0.81	0.82	**0.023**	0.023	0.024	0.024
Gold placed [3]	- kg	/	- oz (000)	**4,136**	4,046	13,958	12,926	**133**	130	449	416
Gold produced	- kg	/	- oz (000)	**4,154**	3,835	12,707	11,505	**134**	123	409	370
TOTAL											
Gold produced	- kg	/	- oz (000)	**47,723**	48,792	145,323	129,951	**1,534**	1,569	4,672	4,178
Gold sold	- kg	/	- oz (000)	**47,449**	48,560	144,323	130,122	**1,526**	1,561	4,640	4,184
Price received	- R / kg	/	- $ / oz - sold	**90,440**	87,314	86,613	82,775	**433**	422	427	393
Total cash costs	- R / kg	/	- $ / oz - produced	**59,453**	57,351	57,177	54,663	**284**	278	282	260
Total production costs	- R / kg	/	- $ / oz - produced	**78,082**	74,728	74,456	68,338	**373**	363	367	325
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	**428**	431	426	367	**13.77**	13.86	13.70	11.79
Actual	- g	/	- oz	**396**	382	391	358	**12.74**	12.28	12.56	11.50
CAPITAL EXPENDITURE	- Rm		- $m	**1,385**	1,068	3,317	2,583	**215**	167	525	393

[1] Tonnes (Tons) placed on to leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

SA Rand / US Dollar	Quarter ended September 2005	Quarter ended June 2005	Nine months ended September 2005	Nine months ended September 2004	Quarter ended September 2005	Quarter ended June 2005	Nine months ended September 2005	Nine months ended September 2004
	Capital expenditure - Rm				Capital expenditure - $m			
SOUTH AFRICA	**549**	**527**	**1,558**	**1,446**	**84**	**82**	**247**	**219**
Vaal River								
Great Noligwa Mine	47	49	150	161	7	8	24	25
Kopanang Mine	70	60	195	165	11	9	31	25
Tau Lekoa Mine	20	19	69	115	3	3	11	17
Surface Operations	53	40	104	64	8	6	17	10
Moab Khotsong	168	152	457	344	26	24	72	52
West Wits								
Mponeng Mine	76	70	221	290	12	11	35	44
Savuka Mine	8	15	36	41	1	2	6	6
TauTona Mine	108	122	325	266	17	19	51	40
ARGENTINA	**17**	**37**	**76**	**63**	**3**	**6**	**12**	**10**
Cerro Vanguardia - Attributable 92.50%	16	34	71	59	2	5	11	9
Minorities and exploration	1	3	5	4	1	1	1	1
AUSTRALIA	**69**	**60**	**176**	**140**	**11**	**9**	**28**	**21**
Sunrise Dam	60	54	155	125	9	8	25	19
Exploration	9	6	21	15	2	1	3	2
BRAZIL	**144**	**132**	**340**	**188**	**22**	**21**	**54**	**29**
AngloGold Ashanti Mineração	122	111	278	140	19	18	44	21
Serra Grande - Attributable 50%	11	10	30	17	2	2	5	3
Minorities and exploration	11	10	32	31	1	1	5	5
GHANA	**142**	**130**	**366**	**171**	**22**	**20**	**58**	**26**
Bibiani	10	17	39	27	2	3	6	4
Iduapriem - Attributable 85%	8	5	15	11	1	1	2	2
Obuasi	120	105	302	131	19	17	48	20
Minorities and exploration	4	3	10	2	-	-	2	-
GUINEA	**47**	**67**	**208**	**252**	**7**	**10**	**33**	**38**
Siguiri - Attributable 85%	40	57	177	214	6	9	28	33
Minorities and exploration	7	10	31	38	1	1	5	5
MALI	**18**	**18**	**60**	**48**	**3**	**3**	**10**	**7**
Morila - Attributable 40%	2	-	6	5	-	-	1	1
Sadiola - Attributable 38%	12	13	39	28	2	2	6	4
Yatela - Attributable 40%	3	5	15	15	1	1	2	2
NAMIBIA	**3**	**14**	**22**	**118**	**-**	**2**	**3**	**18**
Navachab	3	14	22	118	-	2	3	18
TANZANIA	**372**	**63**	**451**	**40**	**59**	**10**	**72**	**6**
Geita - Attributable 100% May 2004	372	63	451	40	59	10	72	6
USA	**14**	**14**	**37**	**82**	**2**	**2**	**6**	**12**
Cripple Creek & Victor J.V.	14	14	37	82	2	2	6	12
ZIMBABWE	**-**	**-**	**-**	**9**	**-**	**-**	**-**	**1**
Freda-Rebecca	-	-	-	9	-	-	-	1
OTHER	**10**	**7**	**23**	**26**	**1**	**1**	**4**	**6**
ANGLOGOLD ASHANTI	**1,385**	**1,068**	**3,317**	**2,583**	**215**	**167**	**525**	**393**

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

Metric	Quarter ended September 2005	Quarter ended June 2005	Nine months ended September 2005	Nine months ended September 2004	Quarter ended September 2005	Quarter ended June 2005	Nine months ended September 2005	Nine months ended September 2004
	Yield - g/t				Gold produced - kg			
SOUTH AFRICA [1]					**21,070**	**20,604**	**62,406**	**66,647**
Vaal River								
Great Noligwa Mine	9.03	9.49	9.57	10.44	5,275	5,401	16,273	18,414
Kopanang Mine	7.85	6.95	7.42	7.42	3,933	3,659	11,329	11,279
Tau Lekoa Mine	4.20	4.18	4.12	3.88	2,195	2,126	6,350	6,788
Surface Operations	0.53	0.48	0.49	0.62	757	666	2,152	2,818
West Wits								
Mponeng Mine	9.01	9.50	8.94	8.30	3,946	3,968	11,485	10,157
Savuka Mine	8.01	5.93	6.34	6.07	1,121	1,038	3,160	3,601
TauTona Mine	9.91	9.45	9.89	11.14	3,843	3,747	11,657	13,591
ARGENTINA					**1,616**	**1,591**	**4,987**	**4,440**
Cerro Vanguardia - Attributable 92.50%	7.26	7.91	7.77	7.07	1,616	1,591	4,987	4,440
AUSTRALIA					**3,146**	**4,063**	**11,272**	**9,207**
Sunrise Dam	3.24	4.28	4.03	3.37	3,146	4,063	11,272	9,196
Union Reefs	-	-	-	-	-	-	-	11
BRAZIL					**2,759**	**2,660**	**7,947**	**7,807**
AngloGold Ashanti Mineração [2]	7.08	6.96	7.31	7.94	2,011	1,908	5,695	5,636
Serra Grande - Attributable 50%	8.00	8.04	8.01	7.77	748	751	2,252	2,171
GHANA					**5,260**	**5,341**	**15,914**	**9,899**
Bibiani [3]	1.43	1.51	1.51	2.01	860	931	2,810	2,205
Iduapriem [3] - Attributable 85%	1.70	1.72	1.74	1.67	1,355	1,244	4,041	2,544
Obuasi [5]	4.64	4.95	4.74	5.42	3,045	3,166	9,062	5,150
GUINEA					**1,907**	**2,486**	**5,738**	**1,240**
Siguiri [3] - Attributable 85%	1.17	1.35	1.26	-	1,907	2,486	5,738	1,240
MALI					**4,190**	**4,139**	**12,309**	**9,643**
Morila - Attributable 40%	5.33	5.51	5.61	3.53	2,151	2,095	6,322	3,533
Sadiola - Attributable 38%	2.66	3.02	2.77	2.76	1,373	1,339	3,900	3,967
Yatela [4] - Attributable 40%	3.08	2.51	2.72	3.60	666	705	2,087	2,143
NAMIBIA					**657**	**560**	**1,814**	**1,535**
Navachab	2.00	1.98	1.97	1.52	657	560	1,814	1,535
TANZANIA					**4,247**	**5,133**	**15,343**	**11,825**
Geita - Attributable 100% May 2004	2.72	3.34	3.39	3.57	4,247	5,133	15,343	11,825
USA					**2,871**	**2,215**	**7,594**	**7,414**
Cripple Creek & Victor J.V. [4]	0.62	0.62	0.62	0.61	2,871	2,215	7,594	7,414
ZIMBABWE					**-**	**-**	**-**	**293**
Freda-Rebecca	-	-	-	1.66	-	-	-	293
ANGLOGOLD ASHANTI					**47,723**	**48,792**	**145,323**	**129,951**
Underground Operations	7.38	7.26	7.33	7.62	25,387	25,175	75,446	75,471
Surface and Dump Reclamation	0.57	0.49	0.51	0.63	1,154	927	3,067	3,201
Open-pit Operations	2.48	2.90	2.94	3.05	17,028	18,856	54,104	39,773
Heap leach Operations [6]	0.78	0.77	0.81	0.82	4,154	3,835	12,707	11,505
					47,723	**48,792**	**145,323**	**129,951**

[1] Attributable year to date production at Moab Khotsong yielded 585 kilograms which will be capitalised against pre-production costs.

[2] The yield of AngloGold Ashanti Mineração represents underground operations.

[3] The yield of Bibiani, Siguiri and Iduapriem represents open-pit operations.
 Rounding of figures may result in computational discrepancies.

[4] Yatela and Cripple Creek & Victor Joint Venture operations yield reflects gold placed/tonnes placed.

[5] The yield of Obuasi represents underground operations.

[6] The yield is calculated on gold placed into leach pad inventory / tonnes placed on to leach pad.

Key **operating results**

PER REGION & OPERATION

Metric	Quarter ended September 2005	Quarter ended June 2005	Nine months ended September 2005	Nine months ended September 2004	Quarter ended September 2005	Quarter ended June 2005	Nine months ended September 2005	Nine months ended September 2004
	Productivity per employee - g				**Gold sold - kg**			
SOUTH AFRICA	**256**	**249**	**248**	**248**	**21,109**	**20,585**	**62,411**	**66,631**
Vaal River								
Great Noligwa Mine	263	263	266	283	5,279	5,399	16,274	18,409
Kopanang Mine	256	236	240	225	3,936	3,659	11,330	11,275
Tau Lekoa Mine	180	169	172	183	2,196	2,125	6,350	6,786
Surface Operations	835	730	744	951	757	666	2,153	2,817
West Wits								
Mponeng Mine	284	280	271	239	3,949	3,970	11,486	10,156
Savuka Mine	159	134	136	125	1,135	1,026	3,160	3,600
TauTona Mine	301	328	307	319	3,856	3,740	11,659	13,588
ARGENTINA	**978**	**911**	**893**	**818**	**1,543**	**1,540**	**4,826**	**4,518**
Cerro Vanguardia - Attributable 92.50%	978	911	893	818	1,543	1,540	4,826	4,518
AUSTRALIA	**2,395**	**3,149**	**2,961**	**2,483**	**3,148**	**4,067**	**11,267**	**9,229**
Sunrise Dam	2,696	3,558	3,340	2,880	3,148	4,067	11,267	9,217
Union Reefs	-	-	-	123	-	-	-	12
BRAZIL	**712**	**666**	**680**	**551**	**2,476**	**2,587**	**7,566**	**7,835**
AngloGold Ashanti Mineração	641	590	603	600	1,845	1,813	5,408	5,661
Serra Grande - Attributable 50%	1,015	992	1,005	910	632	774	2,157	2,174
GHANA	**265**	**281**	**273**	**303**	**5,131**	**5,389**	**15,641**	**9,906**
Bibiani	510	465	486	770	860	931	2,810	2,205
Iduapriem - Attributable 85%	628	584	631	689	1,366	1,263	3,907	2,551
Obuasi	190	213	196	197	2,906	3,196	8,923	5,150
GUINEA	**565**	**774**	**614**	**255**	**2,067**	**2,326**	**5,738**	**1,391**
Siguiri - Attributable 85%	565	774	614	255	2,067	2,326	5,738	1,391
MALI	**2,014**	**2,077**	**2,030**	**1,393**	**4,143**	**4,008**	**12,166**	**9,616**
Morila - Attributable 40%	3,409	3,742	3,629	1,504	2,166	2,025	6,232	3,443
Sadiola - Attributable 38%	1,792	1,757	1,752	1,882	1,378	1,299	3,879	3,989
Yatela - Attributable 40%	975	1,050	996	869	599	683	2,055	2,184
NAMIBIA	**702**	**596**	**634**	**747**	**621**	**558**	**1,814**	**1,586**
Navachab	702	596	634	747	621	558	1,814	1,586
TANZANIA	**1,049**	**1,282**	**1,288**	**1,185**	**4,339**	**5,273**	**15,303**	**11,635**
Geita - Attributable 100% May 2004	1,049	1,282	1,288	1,185	4,339	5,273	15,303	11,635
USA	**3,003**	**2,322**	**2,679**	**2,625**	**2,872**	**2,227**	**7,591**	**7,483**
Cripple Creek & Victor J.V.	3,003	2,322	2,679	2,625	2,872	2,227	7,591	7,483
ZIMBABWE	**-**	**-**	**-**	**98**	**-**	**-**	**-**	**293**
Freda-Rebecca	-	-	-	98	-	-	-	293
ANGLOGOLD ASHANTI	**396**	**382**	**391**	**358**	**47,449**	**48,560**	**144,323**	**130,122**

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

SA Rand / Metric	Quarter ended September 2005	Quarter ended June 2005	Quarter ended September 2004	Nine months ended September 2005	Nine months ended September 2004	Quarter ended September 2005	Quarter ended June 2005	Quarter ended September 2004	Nine months ended September 2005	Nine months ended September 2004
	Total cash costs - R/kg					Total production costs - R/kg				
SOUTH AFRICA	**59,053**	**60,287**	**59,307**	**60,393**	**58,755**	**75,532**	**74,764**	**68,564**	**75,237**	**68,213**
Vaal River										
Great Noligwa Mine	56,203	55,453	47,641	55,021	48,609	68,992	63,413	52,938	64,883	54,288
Kopanang Mine	53,142	58,208	61,912	56,815	59,146	70,869	67,239	68,664	69,365	65,797
Tau Lekoa Mine	78,182	82,469	83,134	81,285	76,152	95,657	98,972	95,789	99,203	88,236
Surface Operations	59,142	63,984	45,233	61,422	49,388	59,142	63,984	45,233	61,422	49,388
West Wits										
Mponeng Mine	57,014	57,209	64,344	59,085	66,931	79,527	74,926	77,390	78,230	79,869
Savuka Mine	79,484	94,685	92,197	93,243	95,864	95,304	112,597	105,703	109,491	114,076
TauTona Mine	54,202	49,773	51,642	52,182	49,486	71,140	75,999	64,828	72,662	62,126
ARGENTINA	**42,746**	**35,763**	**29,825**	**35,203**	**35,685**	**67,818**	**57,988**	**51,374**	**57,110**	**62,758**
Cerro Vanguardia - Attributable 92.50%	42,180	35,203	29,780	34,638	35,561	67,116	57,305	51,210	56,423	62,479
AUSTRALIA	**69,032**	**51,991**	**49,472**	**58,124**	**55,508**	**85,550**	**68,330**	**62,905**	**74,057**	**69,838**
Sunrise Dam	67,566	50,451	47,223	56,455	53,040	83,882	66,620	59,743	72,206	66,310
BRAZIL	**39,079**	**36,498**	**26,195**	**35,916**	**27,353**	**52,434**	**47,992**	**36,780**	**47,371**	**38,328**
AngloGold Ashanti Mineração	36,065	33,090	26,689	32,685	27,935	50,595	45,508	37,606	45,015	39,184
Serra Grande - Attributable 50%	33,207	31,615	27,961	31,098	27,525	42,700	40,004	36,727	39,610	36,703
GHANA	**71,666**	**66,546**	**55,621**	**67,186**	**57,768**	**96,971**	**92,058**	**77,956**	**91,636**	**80,935**
Bibiani	64,529	60,929	48,201	60,184	48,907	97,587	91,334	71,190	90,553	72,773
Iduapriem - Attributable 85%	77,230	69,809	51,750	67,267	57,646	98,025	89,551	70,431	87,214	77,476
Obuasi	71,204	66,915	61,411	69,320	61,622	96,328	93,257	85,541	93,943	86,139
GUINEA	**64,817**	**43,673**	**103,589**	**58,360**	**94,288**	**88,239**	**62,908**	**117,083**	**78,164**	**114,150**
Siguiri - Attributable 85%	64,817	43,673	103,589	58,360	94,288	88,239	62,908	117,083	78,164	114,150
MALI	**44,963**	**44,264**	**50,334**	**43,675**	**46,725**	**64,663**	**60,879**	**66,390**	**61,646**	**62,652**
Morila - Attributable 40%	40,511	35,711	51,129	36,596	44,577	69,496	52,583	71,095	57,312	65,470
Sadiola - Attributable 38%	50,341	53,050	54,745	52,579	50,057	62,898	67,266	66,988	67,615	62,619
Yatela - Attributable 40%	59,688	61,786	48,110	58,505	52,332	63,983	82,056	64,171	73,510	66,159
NAMIBIA	**56,025**	**74,345**	**61,773**	**69,491**	**64,885**	**56,659**	**94,010**	**71,690**	**78,794**	**72,770**
Navachab	56,025	74,345	61,773	69,491	64,885	56,659	94,010	71,690	78,794	72,770
TANZANIA	**74,172**	**68,422**	**60,159**	**59,435**	**51,060**	**87,353**	**84,160**	**77,414**	**74,263**	**66,095**
Geita - Attributable 100% May 2004	74,172	68,422	60,159	59,435	51,060	87,353	84,160	77,414	74,263	66,095
USA	**49,274**	**48,084**	**45,652**	**46,938**	**45,673**	**71,681**	**69,225**	**63,060**	**67,905**	**62,446**
Cripple Creek & Victor J.V.	48,304	47,084	44,691	46,013	44,682	70,711	68,225	62,099	66,980	61,455
ZIMBABWE	**-**	**-**	**80,110**	**-**	**86,529**	**-**	**-**	**126,732**	**-**	**121,825**
Freda-Rebecca	-	-	80,110	-	86,529	-	-	126,732	-	121,825
ANGLOGOLD ASHANTI	**59,453**	**57,351**	**54,935**	**57,177**	**54,663**	**78,082**	**74,728**	**68,945**	**74,456**	**68,338**

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

SA Rand	Quarter ended September 2005	Quarter ended June 2005	Nine months ended September 2005	Nine months ended September 2004	Quarter ended September 2005	Quarter ended June 2005	Nine months ended September 2005	Nine months ended September 2004
	Cash gross profit (loss) - Rm [1]				Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives - Rm			
SOUTH AFRICA	**613**	**585**	**1,653**	**1,676**	**383**	**336**	**932**	**1,149**
Vaal River								
Great Noligwa Mine	175	162	494	634	137	133	392	561
Kopanang Mine	123	107	314	285	93	83	229	223
Tau Lekoa Mine	18	18	40	53	(12)	(11)	(54)	(19)
Surface Operations	27	18	63	100	27	18	63	100
West Wits								
Mponeng Mine	124	136	341	180	59	73	156	56
Savuka Mine	8	(4)	(15)	(61)	(2)	(19)	(53)	(100)
TauTona Mine	138	148	414	486	81	59	199	328
ARGENTINA	**81**	**81**	**258**	**228**	**37**	**44**	**142**	**99**
Cerro Vanguardia - Attributable 92.50%	76	76	242	211	36	42	135	93
Minorities and exploration	5	5	16	17	1	2	7	6
AUSTRALIA	**79**	**189**	**403**	**383**	**32**	**131**	**244**	**267**
Sunrise Dam	79	189	403	389	32	131	244	273
Union Reefs	-	-	-	(6)	-	-	-	(6)
BRAZIL	**163**	**172**	**500**	**528**	**124**	**137**	**396**	**423**
AngloGold Ashanti Mineração	100	97	291	292	75	74	226	229
Serra Grande - Attributable 50%	35	42	116	108	29	36	97	88
Minorities and exploration	28	33	93	128	20	27	73	106
GHANA	**38**	**86**	**229**	**155**	**(70)**	**(21)**	**(84)**	**4**
Bibiani	1	19	44	58	(23)	(5)	(30)	11
Iduapriem - Attributable 85%	5	24	61	36	(12)	11	14	14
Obuasi	28	36	109	51	(33)	(29)	(69)	(24)
Minorities and exploration	4	7	15	10	(2)	2	1	3
GUINEA	**56**	**107**	**189**	**(29)**	**6**	**71**	**92**	**(26)**
Siguiri - Attributable 85%	45	89	157	(29)	4	61	78	(23)
Minorities and exploration	11	18	32	-	2	10	14	(3)
MALI	**186**	**170**	**523**	**307**	**106**	**104**	**307**	**165**
Morila - Attributable 40%	108	108	322	108	47	73	193	39
Sadiola - Attributable 38%	60	44	141	135	43	26	84	88
Yatela - Attributable 40%	18	18	60	64	16	5	30	38
NAMIBIA	**30**	**(1)**	**35**	**30**	**23**	**(6)**	**18**	**19**
Navachab	30	(1)	35	30	23	(6)	18	19
TANZANIA	**54**	**23**	**226**	**235**	**(9)**	**(56)**	**(2)**	**116**
Geita - Attributable 100% May 2004	54	23	226	235	(9)	(56)	(2)	116
USA	**99**	**79**	**276**	**247**	**27**	**16**	**84**	**47**
Cripple Creek & Victor J.V.	99	79	276	247	27	16	84	47
ZIMBABWE	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(9)**
Freda-Rebecca	-	-	-	-	-	-	-	(9)
OTHER	**36**	**28**	**47**	**33**	**19**	**9**	**(10)**	**(20)**
ANGLOGOLD ASHANTI	**1,435**	**1,519**	**4,339**	**3,793**	**678**	**765**	**2,119**	**2,234**

[1] Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives plus amortisation of tangible and intangible assets, less non-cash revenues.

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

	Quarter ended September 2005	Quarter ended June 2005	Nine months ended September 2005	Nine months ended September 2004	Quarter ended September 2005	Quarter ended June 2005	Nine months ended September 2005	Nine months ended September 2004
Imperial	Yield - oz/t				Gold produced - oz (000)			
SOUTH AFRICA [1]					**677**	**662**	**2,006**	**2,143**
Vaal River								
Great Noligwa Mine	0.263	0.277	0.279	0.304	170	174	523	592
Kopanang Mine	0.229	0.203	0.216	0.216	126	118	364	363
Tau Lekoa Mine	0.123	0.122	0.120	0.113	71	68	204	218
Surface Operations	0.016	0.014	0.014	0.018	24	21	69	90
West Wits								
Mponeng Mine	0.263	0.277	0.261	0.242	127	128	369	327
Savuka Mine	0.234	0.173	0.185	0.177	36	33	102	116
TauTona Mine	0.289	0.276	0.288	0.325	124	120	375	437
ARGENTINA					**52**	**51**	**160**	**143**
Cerro Vanguardia - Attributable 92.50%	0.212	0.231	0.227	0.206	52	51	160	143
AUSTRALIA					**101**	**131**	**362**	**296**
Sunrise Dam	0.095	0.125	0.118	0.098	101	131	362	296
BRAZIL					**89**	**86**	**256**	**251**
AngloGold Ashanti Mineração [2]	0.206	0.203	0.213	0.232	65	61	183	181
Serra Grande - Attributable 50%	0.233	0.234	0.234	0.227	24	24	72	70
GHANA					**169**	**172**	**512**	**318**
Bibiani [3]	0.042	0.044	0.044	0.059	28	30	90	71
Iduapriem [3] - Attributable 85%	0.050	0.050	0.051	0.049	44	40	130	82
Obuasi [5]	0.135	0.144	0.138	0.158	98	102	291	165
GUINEA					**61**	**80**	**184**	**40**
Siguiri [3] - Attributable 85%	0.034	0.039	0.037	-	61	80	184	40
MALI					**135**	**133**	**396**	**311**
Morila - Attributable 40%	0.155	0.161	0.164	0.103	69	67	203	114
Sadiola - Attributable 38%	0.078	0.088	0.081	0.080	44	43	125	128
Yatela [4] - Attributable 40%	0.090	0.073	0.079	0.105	21	23	67	69
NAMIBIA					**21**	**18**	**58**	**49**
Navachab	0.058	0.058	0.058	0.044	21	18	58	49
TANZANIA					**137**	**165**	**493**	**380**
Geita - Attributable 100% May 2004	0.079	0.097	0.099	0.104	137	165	493	380
USA					**92**	**71**	**244**	**238**
Cripple Creek & Victor J.V. [4]	0.018	0.018	0.018	0.018	92	71	244	238
ZIMBABWE					**-**	**-**	**-**	**9**
Freda-Rebecca	-	-	-	0.048	-	-	-	9
ANGLOGOLD ASHANTI					**1,534**	**1,569**	**4,672**	**4,178**
Underground Operations	0.215	0.212	0.214	0.222	816	809	2,426	2,426
Surface and Dump Reclamation	0.017	0.014	0.015	0.018	37	30	99	103
Open-pit Operations	0.072	0.085	0.086	0.089	547	606	1,739	1,279
Heap leach Operations [6]	0.023	0.023	0.024	0.024	134	123	409	370
					1,534	**1,569**	**4,672**	**4,178**

[1] Attributable year to date production at Moab Khotsong yielded 19,000 oz which will be capitalised against pre-production costs.

[2] The yield of AngloGold Ashanti Mineração represents underground operations.

[3] The yield of Bibiani, Siguiri and Iduapriem represents open-pit operations. Rounding of figures may result in computational discrepancies.

[4] Yatela and Cripple Creek & Victor Joint Venture operations yield reflects gold placed/tonnes placed.

[5] The yield of Obuasi represents underground operations

[6] The yield is calculated on gold placed into leach pad inventory / tonnes placed on to leach pad.

Key **operating results**

PER REGION & OPERATION

Imperial	Quarter ended September 2005	Quarter ended June 2005	Nine months ended September 2005	Nine months ended September 2004	Quarter ended September 2005	Quarter ended June 2005	Nine months ended September 2005	Nine months ended September 2004
	Productivity per employee - oz				**Gold sold - oz (000)**			
SOUTH AFRICA	**8.24**	**7.99**	**7.98**	**7.96**	**679**	**662**	**2,007**	**2,142**
Vaal River								
Great Noligwa Mine	8.47	8.47	8.56	9.10	170	174	523	592
Kopanang Mine	8.23	7.58	7.72	7.23	127	118	364	363
Tau Lekoa Mine	5.78	5.44	5.54	5.88	71	68	204	218
Surface Operations	26.85	23.48	23.91	30.58	24	21	69	90
West Wits								
Mponeng Mine	9.12	8.99	8.73	7.70	127	128	369	327
Savuka Mine	5.10	4.31	4.36	4.02	36	33	102	116
TauTona Mine	9.67	10.53	9.88	10.26	124	120	375	437
ARGENTINA	**31.44**	**29.28**	**28.72**	**26.29**	**50**	**50**	**155**	**145**
Cerro Vanguardia - Attributable 92.50%	31.44	29.28	28.72	26.29	50	50	155	145
AUSTRALIA	**77.01**	**101.23**	**95.21**	**79.85**	**101**	**131**	**362**	**296**
Sunrise Dam	86.67	114.38	107.38	92.60	101	131	362	296
BRAZIL	**22.90**	**21.41**	**21.87**	**17.72**	**80**	**83**	**243**	**252**
AngloGold Ashanti Mineração	20.61	18.95	19.40	19.29	59	58	174	182
Serra Grande - Attributable 50%	32.64	31.91	32.30	29.26	20	25	69	70
GHANA	**8.52**	**9.03**	**8.77**	**9.74**	**165**	**173**	**503**	**319**
Bibiani	16.41	14.94	15.63	24.76	28	30	90	71
Iduapriem - Attributable 85%	20.19	18.78	20.29	22.17	44	41	126	82
Obuasi	6.12	6.84	6.31	6.34	93	103	287	166
GUINEA	**18.16**	**24.87**	**19.76**	**8.19**	**66**	**75**	**184**	**45**
Siguiri - Attributable 85%	18.16	24.87	19.76	8.19	66	75	184	45
Minorities and exploration								
MALI	**64.77**	**66.77**	**65.27**	**44.79**	**133**	**129**	**391**	**309**
Morila - Attributable 40%	109.61	120.31	116.68	48.36	70	65	200	111
Sadiola - Attributable 38%	57.62	56.49	56.33	60.50	44	42	125	128
Yatela - Attributable 40%	31.36	33.76	32.03	27.95	19	22	66	70
NAMIBIA	**22.58**	**19.16**	**20.40**	**24.03**	**20**	**18**	**58**	**51**
Navachab	22.58	19.16	20.40	24.03	20	18	58	51
TANZANIA	**33.74**	**41.21**	**41.42**	**38.09**	**139**	**170**	**492**	**374**
Geita - Attributable 100% May 2004	33.74	41.21	41.42	38.09	139	170	492	374
USA	**96.54**	**74.65**	**86.15**	**84.41**	**92**	**72**	**244**	**241**
Cripple Creek & Victor J.V.	96.54	74.65	86.15	84.41	92	72	244	241
ZIMBABWE	**-**	**-**	**-**	**3.16**	**-**	**-**	**-**	**9**
Freda-Rebecca	-	-	-	3.16	-	-	-	9
ANGLOGOLD ASHANTI	**12.74**	**12.28**	**12.56**	**11.50**	**1,526**	**1,561**	**4,640**	**4,184**

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

US Dollar / Imperial	Quarter ended September 2005	Quarter ended June 2005	Nine months ended September 2005	Nine months ended September 2004	Quarter ended September 2005	Quarter ended June 2005	Nine months ended September 2005	Nine months ended September 2004
	Total cash costs - $/oz				**Total production costs - $/oz**			
SOUTH AFRICA	**282**	**293**	**299**	**278**	**361**	**363**	**372**	**323**
Vaal River								
Great Noligwa Mine	269	270	272	230	330	309	321	257
Kopanang Mine	254	283	281	280	339	327	343	312
Tau Lekoa Mine	374	400	401	361	457	480	490	418
Surface Operations	283	310	303	234	283	310	303	234
West Wits								
Mponeng Mine	272	278	292	317	380	364	386	379
Savuka Mine	379	461	462	454	455	548	542	540
TauTona Mine	259	243	258	234	339	369	359	294
ARGENTINA	**205**	**173**	**173**	**169**	**323**	**280**	**280**	**297**
Cerro Vanguardia - Attributable 92.50%	202	171	170	169	320	277	276	296
AUSTRALIA	**330**	**253**	**287**	**263**	**409**	**333**	**366**	**331**
Sunrise Dam	323	246	279	251	401	324	357	314
BRAZIL	**187**	**177**	**177**	**129**	**251**	**233**	**233**	**181**
AngloGold Ashanti Mineração	173	161	161	132	242	221	221	186
Serra Grande - Attributable 50%	159	153	153	130	204	194	195	174
GHANA	**343**	**322**	**331**	**278**	**464**	**446**	**452**	**390**
Bibiani	308	296	297	236	467	443	447	351
Iduapriem - Attributable 85%	369	339	331	277	468	435	429	373
Obuasi	341	324	341	296	461	451	463	414
GUINEA	**310**	**212**	**287**	**453**	**422**	**305**	**384**	**548**
Siguiri - Attributable 85%	310	212	287	453	422	305	384	548
MALI	**215**	**214**	**215**	**221**	**309**	**295**	**304**	**297**
Morila - Attributable 40%	194	173	180	211	333	255	282	310
Sadiola - Attributable 38%	240	256	259	237	300	325	333	297
Yatela - Attributable 40%	285	299	288	247	305	398	363	313
NAMIBIA	**268**	**362**	**344**	**308**	**271**	**459**	**391**	**345**
Navachab	268	362	344	308	271	459	391	345
TANZANIA	**353**	**331**	**291**	**244**	**416**	**408**	**365**	**315**
Geita - Attributable 100% May 2004	353	331	291	244	416	408	365	315
USA	**236**	**232**	**231**	**217**	**343**	**334**	**334**	**296**
Cripple Creek & Victor J.V.	231	227	226	212	338	329	329	291
ZIMBABWE	**-**	**-**	**-**	**417**	**-**	**-**	**-**	**589**
Freda-Rebecca	-	-	-	417	-	-	-	589
ANGLOGOLD ASHANTI	**284**	**278**	**282**	**260**	**373**	**363**	**367**	**325**

Rounding of figures may result in computational discrepancies.

Key operating results

PER REGION & OPERATION

US Dollar	Quarter ended September 2005	Quarter ended June 2005	Nine months ended September 2005	Nine months ended September 2004	Quarter ended September 2005	Quarter ended June 2005	Nine months ended September 2005	Nine months ended September 2004
	Cash gross profit (loss) - $m [1]				Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives - $m			
SOUTH AFRICA	**94**	**91**	**259**	**256**	**59**	**52**	**145**	**176**
Vaal River								
Great Noligwa Mine	27	25	78	97	21	21	62	86
Kopanang Mine	19	17	49	43	14	13	36	34
Tau Lekoa Mine	3	3	6	9	(2)	(2)	(9)	(2)
Surface Operations	4	3	10	16	4	3	10	16
West Wits								
Mponeng Mine	19	21	54	27	9	11	24	8
Savuka Mine	1	(1)	(3)	(10)	(0)	(3)	(9)	(16)
TauTona Mine	21	23	65	74	12	9	31	50
ARGENTINA	**12**	**13**	**41**	**35**	**6**	**7**	**23**	**15**
Cerro Vanguardia - Attributable 92.50%	12	12	38	33	5	7	22	15
Minorities and exploration	-	1	3	2	1	-	1	-
AUSTRALIA	**12**	**30**	**64**	**59**	**5**	**21**	**39**	**41**
Sunrise Dam	12	30	64	60	5	21	39	42
Union Reefs	-	-	-	(1)	-	-	-	(1)
BRAZIL	**25**	**27**	**79**	**80**	**19**	**21**	**63**	**64**
AngloGold Ashanti Mineração	15	15	46	44	12	11	36	35
Serra Grande - Attributable 50%	5	7	18	17	4	6	15	14
Minorities and exploration	5	5	15	19	3	4	12	15
GHANA	**6**	**13**	**37**	**24**	**(11)**	**(3)**	**(13)**	**1**
Bibiani	-	3	7	10	(4)	(1)	(5)	2
Iduapriem - Attributable 85%	1	4	10	9	(2)	2	2	2
Obuasi	4	5	17	7	(5)	(5)	(11)	(4)
Minorities and exploration	1	1	3	(2)	-	1	1	1
GUINEA	**9**	**16**	**29**	**(5)**	**1**	**11**	**14**	**(4)**
Siguiri - Attributable 85%	7	14	24	(4)	1	9	12	(3)
Minorities and exploration	2	2	5	(1)	-	2	2	(1)
MALI	**29**	**26**	**83**	**47**	**16**	**16**	**49**	**25**
Morila - Attributable 40%	17	16	51	17	7	11	31	6
Sadiola - Attributable 38%	9	7	22	20	7	4	13	13
Yatela - Attributable 40%	3	3	10	10	2	1	5	6
NAMIBIA	**5**	**-**	**5**	**5**	**4**	**(1)**	**3**	**3**
Navachab	5	-	5	5	4	(1)	3	3
TANZANIA	**9**	**3**	**37**	**36**	**(1)**	**(9)**	**1**	**17**
Geita - Attributable 100% May 2004	9	3	37	36	(1)	(9)	1	17
USA	**15**	**12**	**44**	**37**	**4**	**2**	**13**	**7**
Cripple Creek & Victor J.V.	15	12	44	37	4	2	13	7
ZIMBABWE	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(1)**
Freda-Rebecca	-	-	-	-	-	-	-	(1)
OTHER	**5**	**4**	**8**	**4**	**3**	**-**	**(3)**	**(5)**
ANGLOGOLD ASHANTI	**221**	**235**	**686**	**578**	**105**	**117**	**334**	**339**

[1] Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives plus amortisation of tangible and intangible assets, less non-cash revenues.

Rounding of figures may result in computational discrepancies.

South Africa
VAAL RIVER

GREAT NOLIGWA MINE					Quarter ended September 2005	Quarter ended June 2005	Quarter ended September 2004	Nine months ended September 2005	Quarter ended September 2005	Quarter ended June 2005	Quarter ended September 2004	Nine months ended September 2005
					Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS												
UNDERGROUND OPERATION												
Area mined	- 000 m²	/	- 000 ft²		104	112	111	315	1,115	1,206	1,197	3,387
Milled	- 000 tonnes	/	- 000 tons		584	569	606	1,700	644	627	668	1,874
Yield	- g / t	/	- oz / t		9.03	9.49	10.60	9.57	0.263	0.277	0.309	0.279
Gold produced	- kg	/	- oz (000)		5,275	5,401	6,427	16,273	170	174	207	523
Gold sold	- kg	/	- oz (000)		5,279	5,399	6,428	16,274	170	174	207	523
Price received	- R / kg	/	- $ / oz	- sold	94,376	89,038	84,210	89,444	452	433	410	442
Total cash costs	- R	/	- $	- ton milled	508	526	505	527	71	75	72	76
	- R / kg	/	- $ / oz	- produced	56,203	55,453	47,641	55,021	269	270	233	272
Total production costs	- R / kg	/	- $ / oz	- produced	68,992	63,413	52,938	64,883	330	309	259	321
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/	- oz		303	299	312	296	9.73	9.61	10.02	9.50
Actual	- g	/	- oz		263	263	309	266	8.47	8.47	9.94	8.56
Target	- m²	/	- ft²		5.52	5.26	5.06	5.22	59.44	56.61	54.51	56.14
Actual	- m²	/	- ft²		5.17	5.46	5.35	5.15	55.69	58.82	57.59	55.43
FINANCIAL RESULTS (MILLION)												
Gold income					458	505	508	1,408	70	79	80	223
Cost of sales					361	348	357	1,063	56	54	56	169
Cash operating costs					295	297	303	888	45	46	48	141
Other cash costs					2	3	3	7	-	-	-	1
Total cash costs					296	299	306	895	46	47	48	142
Retrenchment costs					11	8	3	24	2	1	-	4
Rehabilitation and other non-cash costs					18	7	5	34	3	1	1	5
Production costs					326	314	314	954	50	49	49	151
Amortisation of tangible assets					38	29	27	102	6	4	4	16
Inventory change					(3)	5	16	8	-	1	3	1
					97	158	151	344	15	24	24	54
Realised non-hedge derivatives					41	(25)	34	48	6	(3)	5	8
Gross profit excluding the effect of unrealised non-hedge derivatives					137	133	185	392	21	21	29	62
Capital expenditure					47	49	48	150	7	8	7	24

Rounding of figures may result in computational discrepancies.

South Africa

VAAL RIVER

KOPANANG MINE					Quarter ended September 2005	Quarter ended June 2005	Quarter ended September 2004	Nine months ended September 2005	Quarter ended September 2005	Quarter ended June 2005	Quarter ended September 2004	Nine months ended September 2005
					Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS												
UNDERGROUND OPERATION												
Area mined	- 000 m²	/	- 000 ft²		118	123	118	362	1,269	1,329	1,269	3,900
Milled	- 000 tonnes	/	- 000 tons		501	527	533	1,527	553	581	588	1,683
Yield	- g / t	/	- oz / t		7.85	6.95	6.96	7.42	0.229	0.203	0.203	0.216
Gold produced	- kg	/	- oz (000)		3,933	3,659	3,707	11,329	126	118	119	364
Gold sold	- kg	/	- oz (000)		3,936	3,659	3,708	11,330	127	118	119	364
Price received	- R / kg	/	- $ / oz	- sold	94,150	90,270	83,764	89,644	450	437	408	442
Total cash costs	- R	/	- $	- ton milled	417	404	431	421	58	57	61	61
	- R / kg	/	- $ / oz	- produced	53,142	58,208	61,912	56,815	254	283	303	281
Total production costs	- R / kg	/	- $ / oz	- produced	70,869	67,239	68,664	69,365	339	327	335	343
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/	- oz		221	220	211	219	7.11	7.06	6.79	7.03
Actual	- g	/	- oz		256	236	222	240	8.23	7.58	7.14	7.72
Target	- m²	/	- ft²		7.09	7.07	6.69	6.98	76.28	76.12	72.03	75.08
Actual	- m²	/	- ft²		7.67	7.96	7.06	7.68	82.61	85.69	76.00	82.64
FINANCIAL RESULTS (MILLION)												
Gold income					342	347	293	986	53	54	46	156
Cost of sales					278	247	254	787	43	39	39	125
Cash operating costs					207	211	227	638	32	33	36	101
Other cash costs					2	2	2	6	-	-	-	1
Total cash costs					209	213	229	644	32	33	36	102
Retrenchment costs					10	5	-	18	2	1	-	3
Rehabilitation and other non-cash costs					30	4	3	39	5	1	-	6
Production costs					249	222	232	701	38	35	36	111
Amortisation of tangible assets					30	24	22	85	5	4	3	14
Inventory change					(1)	1	-	1	-	-	-	-
					64	101	39	199	10	15	7	31
Realised non-hedge derivatives					29	(17)	17	30	4	(2)	2	5
Gross profit excluding the effect of unrealised non-hedge derivatives					93	83	56	229	14	13	9	36
Capital expenditure					70	60	58	195	11	9	9	31

Rounding of figures may result in computational discrepancies.

South Africa
VAAL RIVER

TAU LEKOA MINE					Quarter ended September 2005	Quarter ended June 2005	Quarter ended September 2004	Nine months ended September 2005	Quarter ended September 2005	Quarter ended June 2005	Quarter ended September 2004	Nine months ended September 2005
					Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS												
UNDERGROUND OPERATION												
Area mined	- 000 m²	/	- 000 ft²		104	101	107	300	1,118	1,089	1,151	3,232
Milled	- 000 tonnes	/	- 000 tons		522	509	575	1,542	576	561	634	1,699
Yield	- g / t	/	- oz / t		4.20	4.18	3.80	4.12	0.123	0.122	0.111	0.120
Gold produced	- kg	/	- oz (000)		2,195	2,126	2,184	6,350	71	68	70	204
Gold sold	- kg	/	- oz (000)		2,196	2,125	2,185	6,350	71	68	70	204
Price received	- R / kg	/	- $ / oz	- sold	94,110	90,580	83,544	90,349	450	438	408	445
Total cash costs	- R	/	- $	- ton milled	329	344	316	335	46	49	45	48
	- R / kg	/	- $ / oz	- produced	78,182	82,469	83,134	81,285	374	400	406	401
Total production costs	- R / kg	/	- $ / oz	- produced	95,657	98,972	95,789	99,203	457	480	468	490
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/	- oz		221	220	222	217	7.10	7.06	7.15	6.97
Actual	- g	/	- oz		180	169	175	172	5.78	5.44	5.61	5.54
Target	- m²	/	- ft²		9.73	9.70	9.21	9.64	104.76	104.37	99.08	103.81
Actual	- m²	/	- ft²		8.51	8.05	8.55	8.15	91.55	86.66	91.98	87.69
FINANCIAL RESULTS (MILLION)												
Gold income					191	203	172	555	29	31	27	88
Cost of sales					219	203	205	628	34	32	32	100
Cash operating costs					171	174	180	512	26	27	29	81
Other cash costs					1	1	2	4	-	-	-	1
Total cash costs					172	175	182	516	26	27	29	82
Retrenchment costs					5	4	1	11	1	1	-	2
Rehabilitation and other non-cash costs					4	2	2	8	1	-	-	1
Production costs					180	181	185	536	28	28	29	85
Amortisation of tangible assets					30	29	24	94	5	5	4	15
Inventory change					9	(7)	(4)	(2)	1	(1)	(1)	-
					(28)	-	(33)	(73)	(4)	-	(5)	(12)
Realised non-hedge derivatives					16	(10)	11	19	2	(1)	1	3
Gross loss excluding the effect of unrealised non-hedge derivatives					(12)	(11)	(22)	(54)	(2)	(2)	(4)	(9)
Capital expenditure					20	19	41	69	3	3	6	11

Rounding of figures may result in computational discrepancies.

South Africa
VAAL RIVER

				Quarter ended September 2005	Quarter ended June 2005	Quarter ended September 2004	Nine months ended September 2005	Quarter ended September 2005	Quarter ended June 2005	Quarter ended September 2004	Nine months ended September 2005
SURFACE OPERATIONS				**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS											
Milled	- 000 tonnes	/	- 000 tons	1,422	1,396	1,387	4,403	1,567	1,539	1,529	4,854
Yield	- g / t	/	- oz / t	0.53	0.48	0.76	0.49	0.016	0.014	0.022	0.014
Gold produced	- kg	/	- oz (000)	757	666	1,061	2,152	24	21	35	69
Gold sold	- kg	/	- oz (000)	757	666	1,061	2,153	24	21	34	69
Price received	- R / kg	/	- $ / oz - sold	94,492	90,434	83,173	89,963	453	437	406	444
Total cash costs	- R	/	- $ - ton milled	31	31	35	30	4	4	5	4
	- R / kg	/	- $ / oz - produced	59,142	63,984	45,233	61,422	283	310	221	303
Total production costs	- R / kg	/	- $ / oz - produced	59,142	63,984	45,233	61,422	283	310	221	303
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	704	726	784	725	22.64	23.35	25.19	23.32
Actual	- g	/	- oz	835	730	1,123	744	26.85	23.48	36.11	23.91
FINANCIAL RESULTS (MILLION)											
Gold income				66	63	84	187	10	10	13	30
Cost of sales				45	43	50	130	7	7	8	21
Cash operating costs				45	43	48	132	7	7	8	21
Other cash costs				-	-	-	-	-	-	-	-
Total cash costs				45	43	48	132	7	7	8	21
Retrenchment costs				-	-	-	-	-	-	-	-
Rehabilitation and other non-cash costs				-	-	-	-	-	-	-	-
Production costs				45	43	48	132	7	7	8	21
Amortisation of tangible assets				-	-	-	-	-	-	-	-
Inventory change				-	-	2	(2)	-	-	-	-
				21	21	34	57	3	3	5	9
Realised non-hedge derivatives				6	(3)	4	7	1	-	1	1
Gross profit excluding the effect of unrealised non-hedge derivatives				27	18	38	63	4	3	6	10
Capital expenditure				53	40	40	104	8	6	6	17

Rounding of figures may result in computational discrepancies.

South Africa

WEST WITS

MPONENG MINE				Quarter ended September 2005	Quarter ended June 2005	Quarter ended September 2004	Nine months ended September 2005	Quarter ended September 2005	Quarter ended June 2005	Quarter ended September 2004	Nine months ended September 2005
				Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m²	/	- 000 ft²	88	87	84	258	947	934	905	2,776
Milled	- 000 tonnes	/	- 000 tons	438	418	423	1,285	483	461	466	1,417
Yield	- g / t	/	- oz / t	9.01	9.50	8.65	8.94	0.263	0.277	0.252	0.261
Gold produced	- kg	/	- oz (000)	3,946	3,968	3,657	11,485	127	128	118	369
Gold sold	- kg	/	- oz (000)	3,949	3,970	3,660	11,486	127	128	118	369
Price received	- R / kg	/	- $ / oz - sold	94,544	91,547	83,588	90,608	453	442	408	445
Total cash costs	- R	/	- $ - ton milled	514	543	557	528	72	77	79	76
	- R / kg	/	- $ / oz - produced	57,014	57,209	64,344	59,085	272	278	314	292
Total production costs	- R / kg	/	- $ / oz - produced	79,527	74,926	77,390	78,230	380	364	378	386
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	260	243	240	247	8.35	7.80	7.71	7.95
Actual	- g	/	- oz	284	280	260	271	9.12	8.99	8.37	8.73
Target	- m²	/	- ft²	5.84	5.63	5.81	5.59	62.85	60.60	62.59	60.18
Actual	- m²	/	- ft²	6.32	6.11	5.98	6.10	68.05	65.79	64.41	65.61
FINANCIAL RESULTS (MILLION)											
Gold income				343	381	289	1,008	53	59	45	159
Cost of sales				314	290	287	885	48	45	45	140
Cash operating costs				223	225	233	673	34	35	37	107
Other cash costs				2	2	2	6	-	-	-	1
Total cash costs				225	227	235	679	35	35	37	108
Retrenchment costs				7	6	-	15	1	1	-	2
Rehabilitation and other non-cash costs				17	1	2	19	3	-	-	3
Production costs				249	234	237	713	38	37	37	113
Amortisation of tangible assets				65	63	46	186	10	10	7	29
Inventory change				-	(7)	4	(13)	-	(1)	1	(2)
				29	91	2	122	4	14	-	19
Realised non-hedge derivatives				31	(18)	17	33	5	(3)	3	6
Gross profit excluding the effect of unrealised non-hedge derivatives				59	73	19	156	9	11	3	24
Capital expenditure				76	70	103	221	12	11	16	35

Rounding of figures may result in computational discrepancies.

South Africa
WEST WITS

					Quarter ended September 2005	Quarter ended June 2005	Quarter ended September 2004	Nine months ended September 2005	Quarter ended September 2005	Quarter ended June 2005	Quarter ended September 2004	Nine months ended September 2005
SAVUKA MINE					**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS												
UNDERGROUND OPERATION												
Area mined	- 000 m²	/	- 000 ft²		30	36	44	107	325	386	475	1,154
Milled	- 000 tonnes	/	- 000 tons		140	175	211	499	154	193	232	550
Yield	- g / t	/	- oz / t		8.01	5.93	6.36	6.34	0.234	0.173	0.186	0.185
Gold produced	- kg	/	- oz (000)		1,121	1,038	1,340	3,160	36	33	43	102
Gold sold	- kg	/	- oz (000)		1,135	1,026	1,341	3,160	36	33	43	102
Price received	- R / kg	/	- $ / oz	- sold	94,223	91,285	83,878	90,618	450	441	409	445
Total cash costs	- R	/	- $	- ton milled	637	562	587	591	89	80	84	85
	- R / kg	/	- $ / oz	- produced	79,484	94,685	92,197	93,243	379	461	451	462
Total production costs	- R / kg	/	- $ / oz	- produced	95,304	112,597	105,703	109,491	455	548	516	542
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/	- oz		147	152	142	148	4.72	4.89	4.55	4.75
Actual	- g	/	- oz		159	134	142	136	5.10	4.31	4.55	4.36
Target	- m²	/	- ft²		5.02	5.13	4.87	5.06	54.08	55.23	52.40	54.47
Actual	- m²	/	- ft²		4.27	4.63	4.66	4.60	45.97	49.80	50.17	49.53
FINANCIAL RESULTS (MILLION)												
Gold income					99	98	106	276	15	15	17	44
Cost of sales					109	113	142	339	17	18	23	54
Cash operating costs					88	97	122	291	14	15	20	46
Other cash costs					1	1	1	3	-	-	-	-
Total cash costs					89	98	123	295	14	15	20	47
Retrenchment costs					16	4	-	20	3	1	-	3
Rehabilitation and other non-cash costs					(8)	-	6	(7)	(1)	-	1	(1)
Production costs					97	102	129	308	15	16	21	49
Amortisation of tangible assets					10	15	12	38	2	2	2	6
Inventory change					2	(4)	1	(7)	-	(1)	-	(1)
					(10)	(15)	(36)	(63)	(2)	(2)	(6)	(10)
Realised non-hedge derivatives					8	(5)	6	10	1	(1)	1	2
Gross loss excluding the effect of unrealised non-hedge derivatives					(2)	(19)	(30)	(53)	-	(3)	(5)	(9)
Capital expenditure					8	15	12	36	1	2	2	6

Rounding of figures may result in computational discrepancies.

South Africa

WEST WITS

TAUTONA MINE				Quarter ended September 2005	Quarter ended June 2005	Quarter ended September 2004	Nine months ended September 2005	Quarter ended September 2005	Quarter ended June 2005	Quarter ended September 2004	Nine months ended September 2005
				Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m²	/	- 000 ft²	63	69	75	200	674	741	803	2,156
Milled	- 000 tonnes	/	- 000 tons	388	396	426	1,178	427	437	470	1,299
Yield	- g / t	/	- oz / t	9.91	9.45	10.49	9.89	0.289	0.276	0.306	0.288
Gold produced	- kg	/	- oz (000)	3,843	3,747	4,474	11,657	124	120	144	375
Gold sold	- kg	/	- oz (000)	3,856	3,740	4,476	11,659	124	120	144	375
Price received	- R / kg	/	- $ / oz - sold	94,078	90,550	84,090	89,629	449	439	409	442
Total cash costs	- R	/	- $ - ton milled	537	470	542	516	75	67	77	75
	- R / kg	/	- $ / oz - produced	54,202	49,773	51,642	52,182	259	243	253	258
Total production costs	- R / kg	/	- $ / oz - produced	71,140	75,999	64,828	72,662	339	369	317	359
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	339	326	365	329	10.89	10.50	11.75	10.58
Actual	- g	/	- oz	301	328	319	307	9.67	10.53	10.25	9.88
Target	- m²	/	- ft²	5.24	5.05	5.36	5.13	56.41	54.32	57.75	55.21
Actual	- m²	/	- ft²	4.90	6.02	5.32	5.28	52.77	64.79	57.24	56.82
FINANCIAL RESULTS (MILLION)											
Gold income				336	355	354	1,013	51	55	55	160
Cost of sales				282	280	290	846	43	44	45	134
Cash operating costs				207	184	229	603	32	29	36	96
Other cash costs				1	2	2	6	-	-	-	1
Total cash costs				208	186	231	608	32	29	36	97
Retrenchment costs				10	5	-	17	2	1	-	3
Rehabilitation and other non-cash costs				(2)	4	2	6	-	1	-	1
Production costs				216	196	233	631	33	31	36	100
Amortisation of tangible assets				57	89	57	216	9	14	9	34
Inventory change				9	(5)	-	(1)	1	(1)	-	-
				54	75	64	167	8	11	10	26
Realised non-hedge derivatives				27	(16)	22	32	4	(2)	3	5
Gross profit excluding the effect of unrealised non-hedge derivatives				81	59	86	199	12	9	13	31
Capital expenditure				108	122	99	325	17	19	15	51

Rounding of figures may result in computational discrepancies.

Argentina

CERRO VANGUARDIA - Attributable 92.50%					Quarter ended September 2005	Quarter ended June 2005	Quarter ended September 2004	Nine months ended September 2005	Quarter ended September 2005	Quarter ended June 2005	Quarter ended September 2004	Nine months ended September 2005
					Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS												
OPEN-PIT OPERATION												
Mined	- 000 tonnes	/	- 000 tons		4,433	4,690	4,424	13,632	4,886	5,170	4,876	15,026
Treated	- 000 tonnes	/	- 000 tons		223	201	212	642	245	222	234	708
Stripping ratio	- t (mined total - mined ore) / t mined ore				20.13	18.94	18.99	18.11	20.13	18.94	18.99	18.11
Yield	- g / t	/	- oz / t		7.26	7.91	8.93	7.77	0.212	0.231	0.261	0.227
Gold in ore	- kg	/	- oz (000)		1,667	1,647	1,987	5,156	54	53	64	166
Gold produced	- kg	/	- oz (000)		1,616	1,591	1,894	4,987	52	51	61	160
Gold sold	- kg	/	- oz (000)		1,543	1,540	1,865	4,826	50	50	60	155
Price received	- R / kg	/	- $ / oz	- sold	83,691	78,459	78,062	78,641	400	381	380	388
Total cash costs	- R / kg	/	- $ / oz	- produced	42,180	35,203	29,780	34,638	202	171	145	170
Total production costs	- R / kg	/	- $ / oz	- produced	67,116	57,305	51,210	56,423	320	277	250	276
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/	- oz		854	816	1,226	816	27.45	26.23	39.43	26.24
Actual	- g	/	- oz		978	911	994	893	31.44	29.28	31.95	28.72
FINANCIAL RESULTS (MILLION)												
Gold income					140	131	157	411	21	21	25	65
Cost of sales					101	87	99	269	16	14	16	43
Cash operating costs					56	44	43	137	9	7	7	22
Other cash costs					12	12	13	36	2	2	2	6
Total cash costs					68	56	56	173	10	9	9	27
Rehabilitation and other non-cash costs					-	1	-	1	-	-	-	-
Production costs					68	57	56	174	10	9	9	27
Amortisation of tangible assets					40	34	40	107	6	5	7	17
Inventory change					(7)	(4)	3	(12)	(1)	(1)	-	(2)
					39	45	58	143	6	7	9	23
Realised non-hedge derivatives					(3)	(3)	(1)	(8)	-	-	-	(1)
Gross profit excluding the effect of unrealised non-hedge derivatives					36	42	57	135	5	7	9	22
Capital expenditure					16	34	20	71	2	5	3	11

Rounding of figures may result in computational discrepancies.

Australia

SUNRISE DAM				Quarter ended September 2005	Quarter ended June 2005	Quarter ended September 2004	Nine months ended September 2005	Quarter ended September 2005	Quarter ended June 2005	Quarter ended September 2004	Nine months ended September 2005
				Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS											
OPEN-PIT OPERATION											
Volume mined	- 000 bcm	/	- 000 bcy	2,723	2,785	3,820	8,113	3,562	3,642	4,996	10,611
Treated	- 000 tonnes	/	- 000 tons	913	912	919	2,691	1,006	1,005	1,013	2,966
Stripping ratio	- t (mined total - mined ore) / t mined ore			6.63	5.12	8.28	5.31	6.63	5.12	8.28	5.31
Yield	- g / t	/	- oz / t	3.24	4.28	3.81	4.03	0.095	0.125	0.111	0.118
Gold produced	- kg	/	- oz (000)	3,146	4,063	3,496	11,272	101	131	112	362
Gold sold	- kg	/	- oz (000)	3,148	4,067	3,511	11,267	101	131	113	362
Price received	- R / kg	/	- $ / oz - sold	93,455	99,502	85,869	91,516	447	483	418	452
Total cash costs	- R / kg	/	- $ / oz - produced	67,566	50,451	47,223	56,455	323	246	231	279
Total production costs	- R / kg	/	- $ / oz - produced	83,882	66,620	59,743	72,206	401	324	292	357
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	2,577	3,027	2,653	2,914	82.86	97.32	85.31	93.69
Actual	- g	/	- oz	2,696	3,558	3,289	3,340	86.67	114.38	105.74	107.38
FINANCIAL RESULTS (MILLION)											
Gold income				312	413	286	1,062	48	64	45	168
Cost of sales				262	273	220	787	40	43	34	125
Cash operating costs				205	195	158	612	32	31	25	97
Other cash costs				7	10	7	25	1	2	1	4
Total cash costs				213	205	165	636	33	32	26	101
Rehabilitation and other non-cash costs				5	8	2	18	1	1	-	3
Production costs				218	213	167	655	33	33	26	104
Amortisation of tangible assets				46	58	42	159	7	9	6	25
Inventory change				(2)	3	11	(26)	-	-	2	(5)
				50	140	66	275	8	22	11	44
Realised non-hedge derivatives				(18)	(8)	16	(31)	(3)	(1)	2	(5)
Gross profit excluding the effect of unrealised non-hedge derivatives				32	131	82	244	5	21	13	39
Capital expenditure				60	54	43	155	9	8	7	25

Rounding of figures may result in computational discrepancies.

Brazil

ANGLOGOLD ASHANTI MINERAÇÃO				Quarter ended September 2005	Quarter ended June 2005	Quarter ended September 2004	Nine months ended September 2005	Quarter ended September 2005	Quarter ended June 2005	Quarter ended September 2004	Nine months ended September 2005
				Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Mined	- 000 tonnes	/	- 000 tons	222	229	226	647	245	253	249	713
Treated	- 000 tonnes	/	- 000 tons	226	232	205	663	249	256	226	731
Yield	- g / t	/	- oz / t	7.08	6.96	8.13	7.31	0.206	0.203	0.237	0.213
Gold produced	- kg	/	- oz (000)	1,600	1,615	1,669	4,847	51	52	54	156
SURFACE AND DUMP RECLAMATION											
Treated	- 000 tonnes	/	- 000 tons	57	11	-	68	63	12	-	75
Yield	- g / t	/	- oz / t	2.53	1.890	-	2.43	0.074	0.055	-	0.071
Gold produced	- kg	/	- oz (000)	145	21	-	165	5	1	-	5
OPEN-PIT OPERATION											
Mined	- 000 tonnes	/	- 000 tons	-	-	7	-	-	-	8	-
Treated	- 000 tonnes	/	- 000 tons	-	-	7	-	-	-	8	-
Stripping ratio	- t (mined total - mined ore) / t mined ore			-	-	-	-	-	-	-	-
Yield	- g / t	/	- oz / t	-	-	3.18	-	-	-	0.093	-
Gold in ore	- kg	/	- oz (000)	-	-	24	-	-	-	1	-
Gold produced	- kg	/	- oz (000)	-	-	22	-	-	-	1	-
HEAP LEACH OPERATION											
Mined	- 000 tonnes	/	- 000 tons	1,291	1,182	766	3,138	1,423	1,303	844	3,459
Placed [1]	- 000 tonnes	/	- 000 tons	79	69	69	182	87	76	76	200
Stripping ratio	- t (mined total - mined ore) / t mined ore			15.57	16.05	10.31	16.36	15.57	16.05	10.31	16.36
Yield [2]	- g / t	/	- oz / t	2.69	2.71	3.33	3.07	0.078	0.079	0.097	0.090
Gold placed [3]	- kg	/	- oz (000)	211	187	230	557	7	6	7	18
Gold produced	- kg	/	- oz (000)	267	273	307	683	9	9	10	22
TOTAL											
Yield [4]	- g / t	/	- oz / t	6.16	6.73	7.96	6.86	0.180	0.196	0.232	0.200
Gold produced	- kg	/	- oz (000)	2,011	1,908	1,998	5,695	65	61	64	183
Gold sold	- kg	/	- oz (000)	1,845	1,813	2,002	5,408	59	58	64	174
Price received	- R / kg	/	- $ / oz - sold	88,652	86,409	75,680	85,231	422	417	370	418
Total cash costs	- R / kg	/	- $ / oz - produced	36,065	33,090	26,689	32,685	173	161	130	161
Total production costs	- R / kg	/	- $ / oz - produced	50,595	45,508	37,606	45,015	242	221	183	221
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	547	552	586	526	17.60	17.75	18.85	16.91
Actual	- g	/	- oz	641	590	639	603	20.61	18.95	20.53	19.40
FINANCIAL RESULTS (MILLION)											
Gold income				156	141	149	427	24	22	23	67
Cost of sales				88	82	70	235	14	13	11	37
Cash operating costs				71	61	52	181	11	10	8	29
Other cash costs				2	2	2	5	-	-	-	1
Total cash costs				73	63	53	186	11	10	8	29
Rehabilitation and other non-cash costs				4	1	-	6	1	-	-	1
Production costs				77	64	53	192	12	10	8	30
Amortisation of tangible assets				25	23	22	64	4	4	3	10
Inventory change				(13)	(5)	(5)	(22)	(2)	(1)	(1)	(3)
				67	59	79	192	10	9	12	30
Realised non-hedge derivatives				8	15	3	34	1	2	1	5
Gross profit excluding the effect of unrealised non-hedge derivatives				75	74	82	226	12	11	13	36
Capital expenditure				122	111	51	278	19	18	8	44

[1] Tonnes / Tons placed on to leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

[4] Total yield excludes the heap leach operation.

 Rounding of figures may result in computational discrepancies.

Brazil

SERRA GRANDE - Attributable 50%					Quarter ended September 2005	Quarter ended June 2005	Quarter ended September 2004	Nine months ended September 2005	Quarter ended September 2005	Quarter ended June 2005	Quarter ended September 2004	Nine months ended September 2005
					Rand / Metric				Dollar / Imperial			
OPERATING RESULTS												
UNDERGROUND OPERATION												
Mined	- 000 tonnes	/	- 000 tons		97	94	95	283	107	103	104	312
Treated	- 000 tonnes	/	- 000 tons		94	93	95	281	103	103	105	310
Yield	- g / t	/	- oz / t		8.00	8.04	7.78	8.01	0.233	0.234	0.227	0.234
Gold produced	- kg	/	- oz (000)		748	751	742	2,252	24	24	24	72
Gold sold	- kg	/	- oz (000)		632	774	758	2,157	20	25	24	69
Price received	- R / kg	/	- $ / oz	- sold	87,425	85,794	74,408	84,416	417	415	363	416
Total cash costs	- R / kg	/	- $ / oz	- produced	33,207	31,615	27,961	31,098	159	153	136	153
Total production costs	- R / kg	/	- $ / oz	- produced	42,700	40,004	36,727	39,610	204	194	179	195
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/	- oz		827	830	860	830	26.58	26.69	27.64	26.69
Actual	- g	/	- oz		1,015	992	1,053	1,005	32.64	31.91	33.87	32.30
FINANCIAL RESULTS (MILLION)												
Gold income					52	60	56	167	8	9	9	27
Cost of sales					27	31	28	85	4	5	4	13
Cash operating costs					24	23	20	68	4	4	3	11
Other cash costs					1	1	1	2	-	-	-	-
Total cash costs					25	24	21	70	4	4	3	11
Rehabilitation and other non-cash costs					-	-	-	1	-	-	-	-
Production costs					25	24	21	71	4	4	3	11
Amortisation of tangible assets					7	6	6	19	1	1	1	3
Inventory change					(5)	1	-	(5)	(1)	-	-	(1)
					25	30	28	83	4	5	5	13
Realised non-hedge derivatives					4	6	1	15	1	1	-	2
Gross profit excluding the effect of unrealised non-hedge derivatives					29	36	29	97	4	6	5	15
Capital expenditure					11	10	4	30	2	2	1	5

Rounding of figures may result in computational discrepancies.

Ghana

BIBIANI				Quarter ended September 2005	Quarter ended June 2005	Quarter ended September 2004	Nine months ended September 2005	Quarter ended September 2005	Quarter ended June 2005	Quarter ended September 2004	Nine months ended September 2005
				Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Mined	- 000 tonnes	/	- 000 tons	-	3	1	6	-	3	2	6
Treated	- 000 tonnes	/	- 000 tons	-	3	1	5	-	3	1	6
Yield	- g / t	/	- oz / t	-	5.20	0.18	4.83	-	0.152	0.005	0.141
Gold produced	- kg	/	- oz (000)	-	16	4	26	-	1	-	1
OPEN-PIT OPERATION											
Mined	- 000 tonnes	/	- 000 tons	1,193	1,561	1,258	4,038	1,315	1,721	1,386	4,451
Treated	- 000 tonnes	/	- 000 tons	601	604	654	1,843	663	666	721	2,031
Stripping ratio	- t (mined total - mined ore) / t mined ore			9.28	6.48	1.58	6.88	9.28	6.48	1.58	6.88
Yield	- g / t	/	- oz / t	1.43	1.51	2.16	1.51	0.042	0.044	0.061	0.044
Gold in ore	- kg	/	- oz (000)	422	626	1,457	2,064	14	20	47	66
Gold produced	- kg	/	- oz (000)	860	915	1,413	2,784	28	29	46	90
TOTAL											
Yield	- g / t	/	- oz / t	1.43	1.53	2.16	1.52	0.042	0.045	0.063	0.044
Gold produced	- kg	/	- oz (000)	860	931	1,417	2,810	28	30	46	90
Gold sold	- kg	/	- oz (000)	860	931	1,417	2,810	28	30	46	90
Price received	- R / kg	/	- $ / oz - sold	89,597	87,800	81,397	86,735	430	426	397	429
Total cash costs	- R / kg	/	- $ / oz - produced	64,529	60,929	48,201	60,184	308	296	235	297
Total production costs	- R / kg	/	- $ / oz - produced	97,587	91,334	71,190	90,553	467	443	347	447
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	420	407	492	408	13.50	13.10	15.82	13.12
Actual	- g	/	- oz	510	465	677	486	16.41	14.94	21.75	15.63
FINANCIAL RESULTS (MILLION)											
Gold income				75	79	117	236	12	12	18	38
Cost of sales				100	87	104	274	15	14	16	42
Cash operating costs				51	53	63	157	8	8	9	25
Other cash costs				4	4	6	12	1	1	1	2
Total cash costs				55	57	69	169	9	9	10	27
Rehabilitation and other non-cash costs				2	2	-	6	-	-	1	-
Production costs				58	59	69	176	9	9	11	27
Amortisation of tangible assets				26	26	31	79	4	4	5	13
Inventory change				16	2	4	19	2	-	-	3
				(25)	(7)	13	(37)	(4)	(1)	2	(6)
Realised non-hedge derivatives				2	3	(2)	7	-	-	-	1
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives				(23)	(5)	11	(30)	(4)	(1)	2	(5)
Capital expenditure				10	17	14	39	2	3	2	6

Rounding of figures may result in computational discrepancies.

Ghana

IDUAPRIEM - Attributable 85%				Quarter ended September 2005	Quarter ended June 2005	Quarter ended September 2004	Nine months ended September 2005	Quarter ended September 2005	Quarter ended June 2005	Quarter ended September 2004	Nine months ended September 2005
				Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS											
OPEN-PIT OPERATION											
Mined	- 000 tonnes	/	- 000 tons	5,492	6,377	5,178	17,873	6,053	7,030	5,707	19,702
Treated	- 000 tonnes	/	- 000 tons	795	722	932	2,317	877	796	1,028	2,554
Stripping ratio	- t (mined total - mined ore) / t mined ore			4.55	6.37	5.50	5.80	4.55	6.37	5.50	5.80
Yield	- g / t	/	- oz / t	1.70	1.72	1.79	1.74	0.050	0.050	0.052	0.051
Gold in ore	- kg	/	- oz (000)	1,664	1,671	1,582	4,956	54	54	51	159
Gold produced	- kg	/	- oz (000)	1,355	1,241	1,666	4,032	44	40	53	130
HEAP LEACH OPERATION											
Mined	- 000 tonnes	/	- 000 tons	-	-	2	-	-	-	1	-
Placed [1]	- 000 tonnes	/	- 000 tons	-	-	-	-	-	-	-	-
Gold produced	- kg	/	- oz (000)	-	3	40	9	-	-	1	-
TOTAL											
Yield [4]	- g / t	/	- oz / t	1.70	1.72	1.83	1.74	0.050	0.050	0.053	0.051
Gold produced	- kg	/	- oz (000)	1,355	1,244	1,706	4,041	44	40	55	130
Gold sold	- kg	/	- oz (000)	1,366	1,263	1,706	3,907	44	41	55	126
Price received	- R / kg	/	- $ / oz - sold	86,247	86,211	76,841	86,206	411	422	375	426
Total cash costs	- R / kg	/	- $ / oz - produced	77,230	69,809	51,750	67,267	369	339	252	331
Total production costs	- R / kg	/	- $ / oz - produced	98,025	89,551	70,431	87,214	468	435	343	429
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	775	729	628	734	24.92	23.43	20.20	23.61
Actual	- g	/	- oz	628	584	737	631	20.19	18.78	23.70	20.29
FINANCIAL RESULTS (MILLION)											
Gold income				111	98	143	306	17	15	23	49
Cost of sales				130	98	123	323	20	15	20	51
Cash operating costs				99	81	84	254	15	13	13	40
Other cash costs				6	6	8	17	1	1	2	3
Total cash costs				105	87	92	272	16	14	15	43
Rehabilitation and other non-cash costs				2	1	2	4	-	-	1	1
Production costs				106	88	94	276	16	14	16	44
Amortisation of tangible assets				24	21	27	68	4	3	4	11
Inventory change				-	(11)	2	(21)	-	(2)	-	(3)
				(19)	1	20	(17)	(3)	-	3	(3)
Realised non-hedge derivatives				7	11	(8)	31	1	2	(1)	5
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives				(12)	11	12	14	(2)	2	2	2
Capital expenditure				8	5	8	15	1	1	1	2

[1] Tonnes / Tons placed on to leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

[4] Total yield excludes the heap leach operation.

Rounding of figures may result in computational discrepancies.

Ghana

OBUASI				Quarter ended September 2005	Quarter ended June 2005	Quarter ended September 2004	Nine months ended September 2005	Quarter ended September 2005	Quarter ended June 2005	Quarter ended September 2004	Nine months ended September 2005
				Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Mined	- 000 tonnes	/	- 000 tons	546	556	475	1,102	602	613	524	1,215
Treated	- 000 tonnes	/	- 000 tons	548	544	475	1,613	604	599	523	1,778
Yield	- g / t	/	- oz / t	4.64	4.95	5.45	4.74	0.135	0.144	0.159	0.138
Gold produced	- kg	/	- oz (000)	2,541	2,692	2,587	7,636	82	87	83	246
SURFACE AND DUMP RECLAMATION											
Treated	- 000 tonnes	/	- 000 tons	529	478	283	1,534	583	527	312	1,691
Yield	- g / t	/	- oz / t	0.48	0.50	0.76	0.49	0.014	0.015	0.022	0.014
Gold produced	- kg	/	- oz (000)	253	241	215	749	8	8	7	24
OPEN-PIT OPERATION											
Mined	- 000 tonnes	/	- 000 tons	634	1,007	649	2,505	699	1,110	716	2,762
Treated	- 000 tonnes	/	- 000 tons	190	46	151	237	210	51	166	261
Stripping ratio	- t (mined total - mined ore) / t mined ore			9.18	13.22	6.95	11.91	9.18	13.22	6.95	11.91
Yield	- g / t	/	- oz / t	1.32	5.06	1.02	2.86	0.039	0.147	0.030	0.083
Gold in ore	- kg	/	- oz (000)	17	224	11	241	1	7	-	8
Gold produced	- kg	/	- oz (000)	252	234	153	677	8	8	5	22
TOTAL											
Yield	- g / t	/	- oz / t	2.40	2.96	3.25	2.68	0.070	0.086	0.095	0.078
Gold produced	- kg	/	- oz (000)	3,045	3,166	2,956	9,062	98	102	94	291
Gold sold	- kg	/	- oz (000)	2,906	3,196	2,983	8,923	93	103	96	287
Price received	- R / kg	/	- $ / oz - sold	85,876	87,913	77,736	86,834	412	424	379	428
Total cash costs	- R / kg	/	- $ / oz - produced	71,204	66,915	61,411	69,320	341	324	300	341
Total production costs	- R / kg	/	- $ / oz - produced	96,328	93,257	85,541	93,943	461	451	418	463
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	357	358	187	349	11.49	11.51	6.00	11.23
Actual	- g	/	- oz	190	213	189	196	6.12	6.84	6.06	6.31
FINANCIAL RESULTS (MILLION)											
Gold income				234	257	250	704	36	40	39	111
Cost of sales				283	310	254	843	43	48	40	133
Cash operating costs				204	199	170	592	31	31	26	94
Other cash costs				12	13	11	36	2	2	2	6
Total cash costs				217	212	181	628	33	33	28	99
Retrenchment costs				-	-	7	-	-	-	1	-
Rehabilitation and other non-cash costs				-	-	-	-	-	-	-	-
Production costs				217	212	188	628	33	33	29	99
Amortisation of tangible assets				77	83	64	223	12	13	10	35
Inventory change				(11)	14	2	(8)	(2)	2	-	(1)
				(49)	(53)	(4)	(140)	(7)	(8)	(1)	(22)
Realised non-hedge derivatives				16	24	(18)	71	2	4	(3)	11
Gross loss excluding the effect of unrealised non-hedge derivatives				(33)	(29)	(22)	(69)	(5)	(5)	(4)	(11)
Capital expenditure				120	105	83	302	19	17	13	48

Rounding of figures may result in computational discrepancies.

Guinea

SIGUIRI - Attributable 85%				Quarter ended September 2005	Quarter ended June 2005	Quarter ended September 2004	Nine months ended September 2005	Quarter ended September 2005	Quarter ended June 2005	Quarter ended September 2004	Nine months ended September 2005
				Rand / Metric				Dollar / Imperial			
OPEN-PIT OPERATION											
Mined	- 000 tonnes	/	- 000 tons	3,783	4,085	-	7,868	4,170	4,503	-	8,673
Treated	- 000 tonnes	/	- 000 tons	1,329	1,373	-	2,702	1,465	1,513	-	2,978
Stripping ratio	- t (mined total - mined ore) / t mined ore			1.77	0.89	-	1.23	1.77	0.89	-	1.23
Yield	- g / t	/	- oz / t	1.17	1.35	-	1.26	0.034	0.039	-	0.037
Gold produced	- kg	/	- oz (000)	1,556	1,848	-	3,404	50	59	-	109
HEAP LEACH OPERATION											
Mined	- 000 tonnes	/	- 000 tons	-	-	2,657	3,678	-	-	2,928	4,054
Placed [1]	- 000 tonnes	/	- 000 tons	-	79	307	1,575	-	87	339	1,736
Stripping ratio	- t (mined total - mined ore) / t mined ore			-	-	2.52	1.68	-	-	2.52	1.68
Yield [2]	- g / t	/	- oz / t	-	1.24	1.14	1.16	-	0.036	0.033	0.034
Gold placed [3]	- kg	/	- oz (000)	-	97	350	1,835	-	3	12	59
Gold produced	- kg	/	- oz (000)	351	639	705	2,334	11	21	23	75
TOTAL											
Yield [4]	- g / t	/	- oz / t	1.17	1.35	-	1.26	0.034	0.039	-	0.037
Gold produced	- kg	/	- oz (000)	1,907	2,486	705	5,738	61	80	23	184
Gold sold	- kg	/	- oz (000)	2,067	2,326	1,391	5,738	66	75	45	184
Price received	- R / kg	/	- $ / oz - sold	87,127	88,283	80,101	87,465	415	426	384	427
Total cash costs	- R / kg	/	- $ / oz - produced	64,817	43,673	103,589	58,360	310	212	504	287
Total production costs	- R / kg	/	- $ / oz - produced	88,239	62,908	117,083	78,164	422	305	571	384
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	945	1,241	520	1,078	30.38	39.90	16.71	34.67
Actual	- g	/	- oz	565	774	242	614	18.16	24.87	7.79	19.76
FINANCIAL RESULTS (MILLION)											
Gold income				172	192	127	463	26	30	20	73
Cost of sales				176	145	127	424	27	23	20	67
Cash operating costs				117	102	71	318	18	16	10	50
Other cash costs				6	7	2	17	1	1	1	3
Total cash costs				124	109	73	335	19	17	11	53
Rehabilitation and other non-cash costs				(6)	7	4	6	(1)	1	1	1
Production costs				118	116	77	341	18	18	12	54
Amortisation of tangible assets				49	38	7	104	8	6	-	16
Inventory change				9	(9)	43	(20)	1	(1)	7	(3)
				(5)	48	-	39	(1)	7	-	6
Realised non-hedge derivatives				8	13	(10)	39	1	2	(1)	6
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives				4	61	(10)	78	1	9	(1)	12
Capital expenditure				40	57	120	177	6	9	19	28

[1] Tonnes / Tons placed on to leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

[4] Total yield excludes the heap leach operation.

Rounding of figures may result in computational discrepancies.

Mali

MORILA - Attributable 40%					Quarter ended September 2005	Quarter ended June 2005	Quarter ended September 2004	Nine months ended September 2005	Quarter ended September 2005	Quarter ended June 2005	Quarter ended September 2004	Nine months ended September 2005
					Rand / Metric				Dollar / Imperial			
OPERATING RESULTS												
OPEN-PIT OPERATION												
Volume mined	- 000 bcm	/	- 000 bcy		732	1,020	1,015	3,055	958	1,334	1,328	3,996
Mined	- 000 tonnes	/	- 000 tons		1,190	2,786	2,770	7,102	1,312	3,071	3,053	7,829
Treated	- 000 tonnes	/	- 000 tons		404	380	336	1,127	445	419	371	1,242
Stripping ratio	- t (mined total - mined ore) / t mined ore				1.49	2.48	4.07	2.67	1.49	2.48	4.07	2.67
Yield	- g / t	/	- oz / t		5.33	5.51	3.40	5.61	0.155	0.161	0.099	0.164
Gold produced	- kg	/	- oz (000)		2,151	2,095	1,143	6,322	69	67	37	203
Gold sold	- kg	/	- oz (000)		2,166	2,025	1,067	6,232	70	65	34	200
Price received	- R / kg	/	- $ / oz	- sold	92,706	89,194	74,580	88,106	443	429	361	433
Total cash costs	- R / kg	/	- $ / oz	- produced	40,511	35,711	51,129	36,596	194	173	248	180
Total production costs	- R / kg	/	- $ / oz	- produced	69,496	52,583	71,095	57,312	333	255	346	282
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/	- oz		2,270	2,295	1,939	2,245	72.98	73.79	62.33	72.18
Actual	- g	/	- oz		3,409	3,742	1,367	3,629	109.61	120.31	43.95	116.68
FINANCIAL RESULTS (MILLION)												
Gold income					201	181	78	549	31	28	12	87
Cost of sales					154	107	78	356	24	17	12	56
Cash operating costs					73	62	53	193	11	10	8	31
Other cash costs					14	13	5	38	2	2	1	6
Total cash costs					87	75	58	231	13	12	9	37
Rehabilitation and other non-cash costs					1	1	2	2	-	-	-	-
Production costs					88	76	60	234	14	12	9	37
Amortisation of tangible assets					62	35	21	129	9	5	3	20
Inventory change					5	(3)	(3)	(6)	1	(1)	-	(1)
					47	73	-	193	7	11	-	31
Realised non-hedge derivatives					-	-	1	-	-	-	-	-
Gross profit excluding the effect of unrealised non-hedge derivatives					47	73	1	193	7	11	-	31
Capital expenditure					2	-	-	6	-	-	-	1

Rounding of figures may result in computational discrepancies.

Mali

SADIOLA - Attributable 38%					Quarter ended September 2005	Quarter ended June 2005	Quarter ended September 2004	Nine months ended September 2005	Quarter ended September 2005	Quarter ended June 2005	Quarter ended September 2004	Nine months ended September 2005
					Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS												
OPEN-PIT OPERATION												
Volume mined	- 000 bcm	/	- 000 bcy		680	1,172	576	2,693	890	1,533	753	3,523
Mined	- 000 tonnes	/	- 000 tons		1,413	2,169	1,161	5,331	1,557	2,391	1,279	5,876
Treated	- 000 tonnes	/	- 000 tons		515	444	507	1,408	568	489	559	1,552
Stripping ratio	- t (mined total - mined ore) / t mined ore				2.45	4.88	1.91	3.05	2.45	4.88	1.91	3.05
Yield	- g / t	/	- oz / t		2.66	3.02	2.36	2.77	0.078	0.088	0.069	0.081
Gold produced	- kg	/	- oz (000)		1,373	1,339	1,196	3,900	44	43	38	125
Gold sold	- kg	/	- oz (000)		1,378	1,299	1,220	3,879	44	42	39	125
Price received	- R / kg	/	- $ / oz	- sold	91,834	89,147	81,273	88,811	439	427	397	435
Total cash costs	- R / kg	/	- $ / oz	- produced	50,341	53,050	54,745	52,579	240	256	267	259
Total production costs	- R / kg	/	- $ / oz	- produced	62,898	67,266	66,988	67,615	300	325	327	333
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/	- oz		2,157	1,835	1,742	1,797	69.34	59.01	56.00	57.78
Actual	- g	/	- oz		1,792	1,757	1,767	1,752	57.62	56.49	56.80	56.33
FINANCIAL RESULTS (MILLION)												
Gold income					127	116	99	345	19	18	16	54
Cost of sales					84	89	80	261	13	14	13	41
Cash operating costs					60	63	59	181	9	10	9	29
Other cash costs					9	8	7	24	1	1	1	4
Total cash costs					69	71	66	205	11	11	10	32
Rehabilitation and other non-cash costs					-	1	-	1	-	-	-	-
Production costs					69	72	66	207	11	11	10	33
Amortisation of tangible assets					18	18	14	57	3	3	3	9
Inventory change					(3)	(1)	-	(3)	-	-	-	(1)
					43	26	19	84	7	4	3	13
Realised non-hedge derivatives					-	-	-	-	-	-	-	-
Gross profit excluding the effect of unrealised non-hedge derivatives					43	26	19	84	7	4	3	13
Capital expenditure					12	13	9	39	2	2	1	6

Rounding of figures may result in computational discrepancies.

Mali

YATELA - Attributable 40%				Quarter ended September 2005	Quarter ended June 2005	Quarter ended September 2004	Nine months ended September 2005	Quarter ended September 2005	Quarter ended June 2005	Quarter ended September 2004	Nine months ended September 2005
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
HEAP LEACH OPERATION											
Mined	- 000 tonnes	/	- 000 tons	1,111	1,699	1,308	4,489	1,225	1,873	1,442	4,948
Placed [1]	- 000 tonnes	/	- 000 tons	289	319	254	931	318	352	280	1,027
Stripping ratio	- t (mined total - mined ore) / t mined ore			9.58	9.68	3.71	7.75	9.58	9.68	3.71	7.75
Yield [2]	- g / t	/	- oz / t	3.08	2.51	3.61	2.72	0.090	0.073	0.105	0.079
Gold placed [3]	- kg	/	- oz (000)	888	802	918	2,535	29	26	30	81
Gold produced	- kg	/	- oz (000)	666	705	739	2,087	21	23	24	67
Gold sold	- kg	/	- oz (000)	599	683	739	2,055	19	22	24	66
Price received	- R / kg	/	- $ / oz - sold	91,129	89,539	83,310	87,433	438	428	402	431
Total cash costs	- R / kg	/	- $ / oz - produced	59,688	61,786	48,110	58,505	285	299	233	288
Total production costs	- R / kg	/	- $ / oz - produced	63,983	82,056	64,171	73,510	305	398	312	363
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	1,161	1,180	1,270	1,112	37.32	37.92	40.82	35.74
Actual	- g	/	- oz	975	1,050	981	996	31.36	33.76	31.54	32.03
FINANCIAL RESULTS (MILLION)											
Gold income				55	61	62	180	8	9	10	28
Cost of sales				39	57	48	150	6	9	8	24
Cash operating costs				36	39	31	109	5	6	5	17
Other cash costs				4	4	5	13	1	1	1	2
Total cash costs				40	44	36	122	6	7	6	19
Rehabilitation and other non-cash costs				-	1	1	1	-	-	-	-
Production costs				40	44	37	123	6	7	6	20
Amortisation of tangible assets				3	13	11	30	-	2	2	5
Inventory change				(4)	(1)	-	(4)	(1)	-	-	(1)
				16	5	14	30	2	1	2	5
Realised non-hedge derivatives				-	-	-	-	-	-	-	-
Gross profit excluding the effect of unrealised non-hedge derivatives				16	5	14	30	2	1	2	5
Capital expenditure				3	5	3	15	1	1	1	2

[1] Tonnes / Tons placed on to leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

Rounding of figures may result in computational discrepancies.

Namibia

NAVACHAB				Quarter ended September 2005	Quarter ended June 2005	Quarter ended September 2004	Nine months ended September 2005	Quarter ended September 2005	Quarter ended June 2005	Quarter ended September 2004	Nine months ended September 2005
				Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS											
OPEN-PIT OPERATION											
Volume mined	- 000 bcm	/	- 000 bcy	296	312	395	866	387	408	517	1,132
Mined	- 000 tonnes	/	- 000 tons	966	1,018	1,421	2,823	1,065	1,122	1,566	3,111
Treated	- 000 tonnes	/	- 000 tons	328	283	367	919	361	312	404	1,013
Stripping ratio	- t (mined total - mined ore) / t mined ore			1.15	1.91	3.45	1.53	1.15	1.91	3.45	1.53
Yield	- g / t	/	- oz / t	2.00	1.98	1.56	1.97	0.058	0.058	0.046	0.058
Gold produced	- kg	/	- oz (000)	657	560	572	1,814	21	18	18	58
Gold sold	- kg	/	- oz (000)	621	558	588	1,814	20	18	19	58
Price received	- R / kg	/	- $ / oz - sold	91,856	88,761	79,318	87,931	440	427	387	433
Total cash costs	- R / kg	/	- $ / oz - produced	56,025	74,345	61,773	69,491	268	362	301	344
Total production costs	- R / kg	/	- $ / oz - produced	56,659	94,010	71,690	78,794	271	459	350	391
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	741	704	510	706	23.81	22.64	16.40	22.68
Actual	- g	/	- oz	702	596	731	634	22.58	19.16	23.49	20.40
FINANCIAL RESULTS (MILLION)											
Gold income				57	49	47	160	9	8	7	25
Cost of sales				34	55	41	141	5	9	6	23
Cash operating costs				37	41	35	125	6	6	6	20
Other cash costs				-	-	-	1	-	-	-	-
Total cash costs				37	42	35	126	6	7	6	20
Rehabilitation and other non-cash costs				(6)	6	-	-	(1)	1	-	-
Production costs				31	47	35	126	5	7	6	20
Amortisation of tangible assets				7	5	6	17	1	1	-	3
Inventory change				(3)	3	-	(2)	-	-	-	-
				23	(6)	6	18	4	(1)	1	3
Realised non-hedge derivatives				-	-	-	-	-	-	-	-
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives				23	(6)	6	18	4	(1)	1	3
Capital expenditure				3	14	12	22	-	2	2	3

Rounding of figures may result in computational discrepancies.

Tanzania

GEITA - Attributable 100% May 2004					Quarter ended September 2005	Quarter ended June 2005	Quarter ended September 2004	Nine months ended September 2005	Quarter ended September 2005	Quarter ended June 2005	Quarter ended September 2004	Nine months ended September 2005
					Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS												
OPEN-PIT OPERATION												
Volume mined	- 000 bcm	/	- 000 bcy		4,836	5,487	2,743	15,208	6,326	7,178	3,587	19,892
Mined	- 000 tonnes	/	- 000 tons		13,792	14,602	10,673	41,001	15,203	16,096	11,765	45,196
Treated	- 000 tonnes	/	- 000 tons		1,561	1,536	1,342	4,533	1,720	1,693	1,479	4,996
Stripping ratio	- t (mined total - mined ore) / t mined ore				8.09	8.20	6.73	8.48	8.09	8.20	6.73	8.48
Yield	- g / t	/	- oz / t		2.72	3.34	3.42	3.39	0.079	0.097	0.100	0.099
Gold produced	- kg	/	- oz (000)		4,247	5,133	4,592	15,343	137	165	148	493
Gold sold	- kg	/	- oz (000)		4,339	5,273	4,790	15,303	139	170	154	492
Price received	- R / kg	/	- $ / oz	- sold	84,645	72,840	75,601	75,840	407	351	368	375
Total cash costs	- R / kg	/	- $ / oz	- produced	74,172	68,422	60,159	59,435	353	331	294	291
Total production costs	- R / kg	/	- $ / oz	- produced	87,353	84,160	77,414	74,263	416	408	378	365
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/	- oz		1,031	1,042	889	1,098	33.15	33.49	28.59	35.29
Actual	- g	/	- oz		1,049	1,282	1,129	1,288	33.74	41.21	36.31	41.42
FINANCIAL RESULTS (MILLION)												
Gold income					298	381	359	1,086	46	59	56	173
Cost of sales					376	440	364	1,162	58	68	57	184
Cash operating costs					297	330	260	856	45	51	41	135
Other cash costs					18	21	16	56	3	3	3	9
Total cash costs					315	351	276	912	48	55	44	144
Rehabilitation and other non-cash costs					(5)	3	2	-	(1)	-	-	-
Production costs					309	354	278	912	47	55	44	144
Amortisation of tangible assets					61	78	77	228	9	12	12	36
Inventory change					5	8	9	23	1	1	1	4
					(78)	(59)	(5)	(77)	(12)	(9)	(1)	(11)
Realised non-hedge derivatives					69	3	3	75	11	-	1	12
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives					(9)	(56)	(2)	(2)	(1)	(9)	-	1
Capital expenditure					372	63	15	451	59	10	2	72

Rounding of figures may result in computational discrepancies.

USA

CRIPPLE CREEK & VICTOR J.V.				Quarter ended September 2005	Quarter ended June 2005	Quarter ended September 2004	Nine months ended September 2005	Quarter ended September 2005	Quarter ended June 2005	Quarter ended September 2004	Nine months ended September 2005
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
HEAP LEACH OPERATION											
Mined	- 000 tonnes	/	- 000 tons	11,186	11,583	13,001	34,661	12,330	12,769	14,331	38,207
Placed [1]	- 000 tonnes	/	- 000 tons	4,932	4,773	4,728	14,462	5,437	5,262	5,212	15,942
Stripping ratio	- t (mined total - mined ore) / t mined ore			1.45	1.81	1.51	1.54	1.45	1.81	1.51	1.54
Yield [2]	- g / t	/	- oz / t	0.62	0.62	0.57	0.62	0.018	0.018	0.017	0.018
Gold placed [3]	- kg	/	- oz (000)	3,036	2,959	2,702	9,031	98	95	87	290
Gold produced	- kg	/	- oz (000)	2,871	2,215	2,804	7,594	92	71	90	244
Gold sold	- kg	/	- oz (000)	2,872	2,227	2,802	7,591	92	72	90	244
Price received	- R / kg	/	- $ / oz - sold	80,137	74,928	66,620	78,073	383	359	325	384
Total cash costs [4]	- R / kg	/	- $ / oz - produced	48,304	47,084	44,691	46,013	231	227	218	226
Total production costs	- R / kg	/	- $ / oz - produced	70,711	68,225	62,099	66,980	338	329	303	329
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	2,692	2,723	2,813	2,704	86.55	87.56	90.45	86.92
Actual	- g	/	- oz	3,003	2,322	2,980	2,679	96.54	74.65	95.82	86.15
FINANCIAL RESULTS (MILLION)											
Gold income				205	155	182	515	31	24	28	81
Cost of sales				203	151	174	509	31	23	27	80
Cash operating costs				148	141	125	414	23	22	20	66
Other cash costs				7	7	8	21	1	1	1	3
Total cash costs				155	147	134	435	24	23	21	69
Rehabilitation and other non-cash costs				3	2	(7)	10	-	-	(1)	2
Production costs				158	150	127	445	24	23	20	70
Amortisation of tangible assets				72	63	66	192	11	10	10	30
Inventory change				(27)	(62)	(19)	(128)	(4)	(10)	(3)	(20)
				2	3	8	6	-	-	1	1
Realised non-hedge derivatives				25	12	5	78	4	2	1	12
Gross profit excluding the effect of unrealised non-hedge derivatives				27	16	13	84	4	2	2	13
Capital expenditure				14	14	48	37	2	2	7	6

[1] Tonnes / Tons placed onto leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

[4] Total cash cost calculation includes inventory change.

Rounding of figures may result in computational discrepancies.

Board of **directors** and executive **officers**

Non-Executive Directors

MR R P EDEY (63)
FCA
Chairman

Russell Edey was appointed to the AngloGold board in April 1998 and as deputy chairman in December 2000. In May 2003 he was appointed chairman when Bobby Godsell relinquished this office. Based in the United Kingdom, he is deputy chairman of N M Rothschild Corporate Finance and a director of a number of other companies.

DR T J MOTLATSI (54)
Hon D Soc Sc (Lesotho)
Deputy Chairman

James Motlatsi was appointed to the AngloGold board in April 1998 and as deputy chairman in May 2002 upon Russell Edey being appointed chairman. He has been associated with the South African mining industry since 1970, and is a past president of the National Union of Mineworkers. He is chief executive officer of TEBA Limited.

MR F B ARISMAN (61)
MSc (Finance)

Frank Arisman was appointed to the AngloGold board in April 1998. He resides in New York and recently retired, after 32 years of service, from JP Morgan Chase, where he held the position of managing director.

MRS E le R BRADLEY (67)
BSc, MSc

Elisabeth Bradley was appointed to the AngloGold board in April 1998. She is non-executive chairman of Wesco Investments Limited, Metair Investments Limited and Toyota South Africa (Proprietary) Limited and a director of a number of other companies. She is deputy chairman of the South Africa Institute of International Affairs.

MR C B BRAYSHAW (70)
CA (SA), FCA

Colin Brayshaw was appointed to the AngloGold board in April 1998. He is a retired managing partner and chairman of Deloitte & Touche and is a non-executive director of a number of companies including Anglo Platinum, Datatec and Jonnic Holdings.

DR S E JONAH (KBE) (56)
Hon D Sc
President

Sam Jonah (Sir Sam) worked in various positions, including underground, with Ashanti Goldfields and was appointed to the position of CEO of Ashanti in 1986. Sir Sam has been decorated with many awards and honours and in 2003, was conferred with an Honorary Knighthood by Her Majesty, Queen Elizabeth II of Great Britain, in recognition of his exceptional achievements as an African businessman. Sir Sam was appointed as an executive director to the board of AngloGold Ashanti in 2004, which position he relinquished in 2005 but retained his appointment as a non-executive director.

MR R MÉDORI (48)
Doctorate Economics, Grad (Fin)

Réne Médori was appointed to the AngloGold Ashanti board in August 2005. He is the finance director of Anglo American plc.

MR W A NAIRN (61)
BSc (Min Eng)

Bill Nairn has been a member of the AngloGold board since January 2000. He was re-appointed to the board in May 2001, having previously been alternate director to Tony Trahar. He was group technical director of Anglo American plc, prior to his retirement in 2004.

MR S R THOMPSON (46)
MA (Geology)

Simon Thompson is a director of Anglo American plc and chairman of the Base Metals Division, the Industrial Minerals Division and the Exploration Division. Simon was appointed to the AngloGold Ashanti board in 2004.

MR A J TRAHAR (56)
BCom, CA (SA)

Tony Trahar was appointed to the AngloGold board in October 2000. He is chief executive officer of Anglo American plc.

MR P L ZIM (45)
MCom

Lazarus Zim is chief executive officer of Anglo American South Africa Limited and is chairman of Anglo Operations Limited and serves on a number of boards in the Anglo American group, including Anglo Platinum. Lazarus was appointed to the AngloGold Ashanti board in 2004.

Executive Directors

MR R M GODSELL (53)
BA, MA
Chief Executive Officer

Bobby Godsell was appointed to the AngloGold board as chief executive officer in April 1998 and as chairman in December 2000. He relinquished his role as chairman of AngloGold in May 2002. He has 29 years of service with companies associated with the mining industry, and has served as a non-executive director of Anglo American plc since March 1999. He is also the immediate past chairman of the World Gold Council.

MR R CARVALHO SILVA (54)
BAcc, BCorp Admin
Chief Operating Officer – International

Roberto Carvalho Silva joined the Anglo American group in Brazil in 1973 and was appointed president and CEO of AngloGold South America in January 1999. He became executive officer, South America for AngloGold in 2000 and was appointed to the board of AngloGold Ashanti in May 2005 in his current capacity.

MR N F NICOLAU (46)
B Tech (Min Eng); MBA
Chief Operating Officer – Africa

Neville Nicolau was appointed the executive officer responsible for AngloGold's South Africa region in November 2001 and was appointed to the board of AngloGold Ashanti in May 2005 in his current capacity. He has 26 years of experience in the mining industry.

MR S VENKATAKRISHNAN (VENKAT) (40)
BCom, A C A (ICAI)
Executive Director: Finance (Chief Financial Officer)

Venkat was the finance director of Ashanti Goldfields Company Limited from 2002 until the merger with AngloGold in 2004. Prior to joining Ashanti, Venkat was a director in the Reorganisation Services division of Deloitte and Touche in London. He was appointed to the board of AngloGold Ashanti in August 2005.

MR K H WILLIAMS (57)
BA (Hons)
Executive Director: Marketing

Kelvin Williams was appointed marketing director of AngloGold in April 1998. He has 27 years of service in the gold mining industry. He is a past chairman of Rand Refinery and a director of the World Gold Council.

Alternate Directors

MR D D BARBER (53)
FCA, AMP (Harvard)

David Barber was appointed alternate director to Julian Ogilvie Thompson in April 2002 and following the latter's retirement from the board in April 2004, he was appointed as alternate to Lazarus Zim. He is finance director of Anglo American South Africa.

MR A H CALVER (58)
BSc (Hons) Engineering, MDP (UNISA), PMD (Harvard)

Harry Calver was appointed alternate director to Bill Nairn in May 2001. He is head of engineering Anglo American plc.

MR P G WHITCUTT (40)
BCom (Hons), CA (SA), MBA

Peter Whitcutt who is head of finance at Anglo American plc, has been an alternate director since October 2001, firstly to Tony Lea, and then to Réne Médori who replaced the former on the board of AngloGold Ashanti.

Executive Officers

Ms MERENE BOTSIO-PHILLIPS (48)
LLB BL
General Counsel

Merene Botsio-Phillips joined Ashanti Goldfields in 1995, and was appointed to the board as executive director - general counsel in 1996. Prior to joining Ashanti, she was director of legal services / company secretary at Ghana Airways Limited and was later appointed to the board of the airline as a non-executive director. She was admitted to the English Bar in 1979 and is a member of Gray's Inns, the Ghana Bar and the International Bar Association. She was appointed an executive officer of AngloGold Ashanti in 2004.

DR C E CARTER (43)
BA (Hons) (UCT), DPhil (Oxford), EDP (Northwest University – Kelogg School of Management)
Executive Officer – Investor Relations

Charles Carter joined Anglo American in 1991 and moved to the Gold and Uranium Division in 1996. In May 2005, he was appointed an executive officer, with responsibility for overseeing the company's global investor relations programme.

MR D H DIERING (54)
BSc, AMP
Executive Officer – Business Planning : Africa

Dave Diering joined the Anglo American Gold and Uranium Division in 1975 and worked at several South African operations as well as for Zimbabwe Nickel Corporation until 2001, when he joined AngloGold as head of mining and mineral resources. In 2005 he was appointed an executive officer.

MR R N DUFFY (42)
BCom, MBA
Executive Officer – Business Development

Richard Duffy joined Anglo American in 1987 and in 1998 was appointed executive officer and managing secretary of AngloGold. In November 2000 he was appointed head of business planning and in 2004 assumed responsibility for all new business opportunities globally. In April 2005 this role was expanded to include greenfields exploration. He was appointed to the executive committee in August 2005.

MRS D EARP (44)
CA (SA), BCom, BAcc
Executive Officer – Corporate Accounting

Dawn Earp joined AngloGold in July 2000 from Anglo American, where she was vice president, Central Finance. Dawn was appointed an executive officer in May 2004.

MR B W GUENTHER (53)
BS (Min, Eng)
Executive Officer – Corporate Technical Group

Ben Guenther joined AngloGold as senior vice president general manager of Jerritt Canyon mine in Nevada, USA and in 2000 was seconded to AngloGold's corporate office in Johannesburg as head of mining. In 2001, he assumed some responsibilities for safety and health, as well as heading up the corporate technical group. He was appointed an executive officer in May 2004.

MR R L LAZARE (49)
BA, HED (University of Free State), DPLR (UNISA), SMP (Henley Management College)
Executive Officer – South Africa Region

Robbie Lazare joined Anglo American Gold and Uranium Division in 1982 where he worked in a variety of management posts until 1999 when he was appointed general manager of TauTona mine. In December 2004 he was appointed an executive officer with the responsibility of overseeing all AngloGold Ashanti's South African operations.

MR S J LENAHAN (50)
BSoc Sc, MSc
Executive Officer – Corporate Affairs

Steve Lenahan has been working in the mining industry since 1978 when he started his career at De Beers. He was appointed an executive officer of AngloGold in 1998, responsible for investor relations and assumed responsibility for corporate affairs in 2001.

MR M P LYNAM (44)
B Eng (Mech)
Executive Officer – Treasury

Mark Lynam joined the Anglo American group in 1983 and has been involved in the hedging and treasury area since 1990. In 1998 he joined AngloGold as treasurer and was appointed an executive officer in May 2004.

MR F R L NEETHLING (53)
BSc (Mech Eng)
Executive Officer – East & West Africa Region

Fritz Neethling joined the Anglo American group in 1997 and in 1999 joined AngloGold as general manager of the Ergo operation. He was appointed an executive officer in July 2005.

MR D M A OWIREDU (48)
BSc (Hons)(Mech, Eng), MBA
Deputy Chief Operating Officer – Africa

Daniel Owiredu joined the erstwhile Ashanti Goldfields Company Limited in 1984 and served in various engineering capacities. He has also served as Managing Director for the Obuasi, Bibiani and Siguiri mines. In March 2004, he was appointed Chief Operating Officer - West Africa following the Ashanti/AngloGold merger until his new position as Deputy Chief Operating Officer - Africa in October 2005.

Ms Y Z SIMELANE (40)
BA LLB, FILPA, MAP
Executive Officer and Managing Secretary

Yedwa Simelane joined AngloGold in November 2000 from the Mineworkers' Provident Fund where she was the senior manager of the Fund. She was appointed an executive officer in May 2004.

MR N W UNWIN (53)
BA
Executive Officer – Human Resources and Information Technology

Nigel Unwin has many years experience in the field of human resources. He was appointed an executive officer in 1999.

Company Secretary

MR C R BULL (58)
BCom

Chris Bull has been employed by the Anglo American group since 1965 in various company secretarial positions. He was appointed company secretary of AngloGold in 1998 and is responsible for ensuring compliance with statutory and corporate governance requirements and the regulations of the stock exchanges on which AngloGold Ashanti is listed.



Administrative information

ANGLOGOLD ASHANTI LIMITED

Registration No. 1944/017354/06
Incorporated in the Republic of South
Africa

Share codes:
ISIN: ZAE000043485

JSE:	ANG
LSE:	AGD
NYSE:	AU
ASX:	AGG
GSE (Shares):	AGA
GSE (GhDS):	AADA
Euronext Paris:	VA
Euronext Brussels:	ANG

JSE Sponsor: UBS

Auditors: Ernst & Young

Contacts
South Africa
Charles Carter
Telephone: +27 11 637 6385
Fax: +27 11 637 6400
E-mail: cecarter@AngloGoldAshanti.com

Michael Clements
Telephone: +27 11 637 6647
Fax: +27 11 637 6400
E-mail:
mclements@AngloGoldAshanti.com

Clement Mamathuba
Telephone: +27 11 637 6223
Fax: +27 11 637 6400
E-mail:
cmamathuba@AngloGoldAshanti.com

United States of America
Andrea Maxey
Telephone: (800) 417 9255 (toll free in
USA and Canada) or +1 212 750 7999
Fax: +1 212 750 5626
E-mail: amaxey@AngloGoldAshanti.com

General E-mail enquiries
investors@AngloGoldAshanti.com

AngloGold Ashanti website
http://www.AngloGoldAshanti.com

PRINTED BY INCE (PTY) LIMITED

Directors
Executive
R M Godsell (Chief Executive Officer)
R Carvalho Silva !
N F Nicolau
S Venkatakrishnan *
K H Williams

Non-Executive
R P Edey * (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman [#]
Mrs E le R Bradley
C B Brayshaw
Dr S E Jonah KBE [†]
R Médori ~ (Alternate: P G Whitcutt)
W A Nairn (Alternate: A H Calver *)
S R Thompson *
A J Trahar
P L Zim (Alternate: D D Barber)

* British	[#] American	[†] Ghanaian
~ French	! Brazilian	

Offices
Registered and Corporate
Managing Secretary: Ms Y Z Simelane
Company Secretary: C R Bull

11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(P O Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155

United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989

Share Registrars
South Africa
Computershare Investor Services 2004
(Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 724 (in SA)
Fax: +27 11 688 5222
web.queries@computershare.co.za

United Kingdom
Computershare Investor Services PLC
P O Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0000
Fax: +44 870 703 6119

Australia
Computershare Investor Services Pty
Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 7010 (in Australia)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
POBox K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 238492-3
Fax: +233 21 229975

ADR Depositary
The Bank of New York ("BoNY")
Investor Services, P O Box 11258
Church Street Station
New York, NY 10286-1258
United States of America
Telephone: +1 888 269 2377 (Toll free
in USA) or +9 610 382 7836 outside
USA)
E-mail: shareowners@bankofny.com
Website: http://www.stockbny.com

Global BuyDIRECT[SM]
BoNY maintains a direct share purchase
and dividend reinvestment plan for
ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: OCTOBER 26, 2005   By: /s/ C R BULL

Name: C R Bull
Title: Company Secretary